

tapestry

Notice of 2026 Annual Meeting of Stockholders & Proxy Statement

NOVEMBER 11, 2026

tapestry

The Power Of Tapestry

ICONIC BRANDS, EXPANSIVE POSSIBILITIES

We are a global house of iconic accessories and lifestyle brands, uniting the magic of Coach and Kate Spade, unlocking the power of our people, and building on our world-class capabilities to bring our bold vision to life: **to give more people the power to bring their own style and story into the world.**

$8B	~1,300	~50	~20,600
NET SALES	DIRECTLY OPERATED STORES	COUNTRIES	EMPLOYEES



Figures as of FY26.

tapestry

Dear Fellow Stockholders,

Fiscal year 2026 was a defining year for Tapestry. In September 2025, we introduced our Amplify strategy, building on our strong foundation and articulating a clear ambition for durable growth, margin expansion, and long-term value creation.

Amidst a landscape marred by uncertainty and rapid transformation, we not only exceeded our expectations for fiscal year 2026, we achieved our three-year Tapestry financial objectives two years ahead of plan. Our strong results reflect intentional choices, the disciplined execution of our talented teams, and an unwavering focus on the consumer.

Perhaps more important than what we achieved is what we have built. By bringing our Amplify strategy to life throughout fiscal year 2026, we have built a more focused organization with differentiated capabilities and a fortified, compounding business model that will drive durable growth and long-term stockholder value for years to come.

OUR VISION

Tapestry's ambition goes beyond products and transactions. *Our vision is To Give More People the Power to Bring Their Own Style and Story Into the World*. We strive to understand consumers deeply, and we know they value brands and products that help them express their authentic selves. Coach and Kate Spade, two brands with their own rich heritage and DNA, have been doing just that for consumers for decades.

Looking forward, there is incredible opportunity ahead. Our brands appeal to a broad audience around the world, positioning us to bring new consumers into the category, expanding the market and growing our share. Our focus remains on attracting consumers at the point of market entry (POME): people between the ages of 18 and 27 years old, transitioning into adulthood and looking for brands that understand who they are becoming. Our Amplify strategy is our roadmap for how Tapestry and our brands will earn the right to be their first luxury handbag purchase and forge the emotional connections that lead to brand love that lasts a lifetime.

BUILD EMOTIONAL CONNECTIONS WITH CONSUMERS

Throughout fiscal year 2026, it was clear that our focus on POME consumers is working. Globally, we acquired approximately 11 million new customers, led by significant growth in Gen Z consumers. Our consumer obsession and best-in-class insights and data capabilities have allowed our brands to understand their target consumers more clearly, and as we connect with the rising generations, we continue to see a ripple effect of their influence with growth across both Gen Z and non-Gen Z age groups.

FUEL FASHION INNOVATION AND PRODUCT EXCELLENCE

In an era when consumers are grappling with external pressures, craftsmanship and creativity are paramount. Coach's incredible year of growth was fueled by compelling innovation in core leathergoods, which led the growth at strong and increasing gross margin. Additionally, the brand's momentum in footwear reinforces the category's potential as another long-term growth driver.

Our work to reignite Kate Spade has been deliberate and phased: streamlining the business, solidifying the foundation, and positioning the brand to scale. At its core, that means building greater brand desire and relevance to drive sustainable, profitable growth. In fiscal year 2026, we remained disciplined in executing that strategy, making choices that strengthened the quality of the business, including improved handbag performance, with a more focused assortment, reduced promotions, and higher average unit retail (AUR).

> *"Tapestry's ambition goes beyond products and transactions. Our vision is To Give More People the Power to Bring Their Own Style and Story Into the World."*

DELIVER COMPELLING EXPERIENCES TO DRIVE GLOBAL GROWTH

Our strong global growth reflects the power of the brand-building capabilities we've continued to build and strengthen across the business. Armed with rich consumer insights and data, our teams are creating emotionally-resonant, culturally-relevant marketing and increasingly immersive experiences that are captivating shoppers in each of our priority markets.

IGNITE THE POWER OF OUR PEOPLE

Once again, Tapestry's people proved to be our greatest competitive advantage. Over the past year, we've strengthened the leadership, capabilities, and culture required to achieve Tapestry's long-term growth ambitions.

As technology, AI, and consumer expectations continue to evolve, Tapestry is committed to embracing AI to enhance the magic of our people and our brands. Every AI investment we make is in service of our consumers: understanding them more deeply, meeting them where they are, and enhancing the creativity of our world-class teams.

Our proprietary technology and AI capabilities increasingly differentiate how we operate. During the year, we secured our first AI patent, building on our previously patented Data Fabric technology. Together, they reflect our culture of innovation and more than a decade of investment in data, decision intelligence, and enterprise technology.

Further, the high-performing, creative, and inclusive culture we're building has bolstered our reputation as an employer-of-choice. This past year, Tapestry has been named among *People Companies That Care, Forbes America's Dream Employers, Newsweek's America's Greatest Workplaces* and earned certifications as a *Great Place to Work in the US, the UK, and Australia,* and a *China Top Employer*.

LOOKING AHEAD

As we look back on what our teams accomplished in fiscal year 2026, it's clear that our Amplify strategy is working as we strive to fulfill our vision *To Give More People the Power to Bring Their Own Style and Story Into the World*. We are welcoming millions of new consumers to our brands, deepening our relationships with existing customers, and delivering the creativity, value, and relevance that inspire self-expression across generations and geographies.

From this position of strength, we begin fiscal year 2027 with confidence. Our outlook underscores the compounding opportunity ahead, with mid-single-digit annual revenue growth, continued operating margin expansion, and double-digit EPS growth, while returning meaningful capital return to stockholders.

In a world where consumer expectations, technology, and competitive dynamics are evolving rapidly, we will continue to stay curious, remain focused, and earn the trust of consumers every day. Our success is by design, and our greatest opportunities are still ahead.



ANNE GATES
Chair of the Board of Directors



JOANNE CREVOISERAT
Director and Chief Executive Officer

Notice of 2026 Annual Meeting of Stockholders

We will hold the 2026 Annual Meeting of Stockholders (the "Annual Meeting") of Tapestry, Inc., a Maryland corporation (the "Company" or "Tapestry"), virtually via live webcast by visiting **www.virtualshareholdermeeting.com/TPR2026**, on November 11, 2026, at 9:00 a.m., Eastern Time, for the following purposes:

PROPOSAL 1

To elect 11 directors;

PROPOSAL 2

To consider and vote upon the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending July 3, 2027 ("fiscal year 2027");

PROPOSAL 3

To consider the advisory vote to approve the Company's executive compensation, as discussed and described in the proxy statement for the Annual Meeting;

PROPOSAL 4

To consider an advisory stockholder proposal to permit stockholder action by less than unanimous written consent, if properly presented at the Annual Meeting; and

PROPOSAL 5

To transact any other business that may properly come before the Annual Meeting or any postponement or adjournment thereof.

The foregoing items of business are more fully described in the accompanying proxy statement. The Board of Directors of the Company (the "Board") has fixed the close of business on September 16, 2026 as the record date for the Annual Meeting (the "Record Date"), and only holders of record of common stock at such time will be entitled to notice of or to vote at the Annual Meeting or any postponement or adjournment thereof.

BY ORDER OF THE BOARD OF DIRECTORS,

DAVID E. HOWARD

Chief Legal Officer and Secretary
New York, New York
September 25, 2026

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to join the meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented and voted at the meeting. If you attend the meeting, you may vote your shares personally even if you have sent in proxies or authorized a proxy to vote online. You will need your unique control number that appears on the Notice of Internet Availability of Proxy Materials, the proxy card (printed in the box and marked by the arrow) and the instructions that accompanied the proxy materials in order to vote your shares at the Annual Meeting.

If you hold your shares in street name, based on current New York Stock Exchange ("NYSE") rules, your broker will NOT be able to vote your shares with respect to the election of directors (Proposal No. 1), the advisory vote to approve the Company's executive compensation (Proposal No. 3), or the advisory stockholder proposal to permit stockholder action by less than unanimous written consent (Proposal No. 4) if you have not provided directions to your broker. We strongly encourage you to provide directions to your broker to vote your shares and exercise your right to vote as a stockholder.

Help us make a difference by eliminating paper proxy mailings to your home or business: with your consent, we will provide all future proxy voting materials and annual reports to you electronically. Instructions for consenting to electronic delivery can be found on your proxy card. Your consent to receive stockholder materials electronically will remain in effect until canceled.

SPECIAL NOTE ON FORWARD-LOOKING INFORMATION

This document contains certain "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are based on management's current expectations, that involve risks and uncertainties that could cause actual results to differ materially from current expectations. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as "believes," "if," "may," "can," "could," "will," "should," "expect," "confidence," "goals," "trends," "intend," "estimate," "on track," "are positioned to," "on course," "opportunity," "continue," "project," "guidance," "target," "forecast," "anticipate," "plan," "potential," "position," "see," "would," "Amplify strategy," "build," "fuel," "deliver," "ignite," "aim," "achieve," "growth," "outlook," "commit," "innovation," "drive," "leverage," "generate," "lead," "sustain," "accelerate," "future-proof," "durable growth," "compound," "sustainable," similar expressions, and variations or negatives of these terms or comparable terms. These statements include, but are not limited to, those regarding the Company's financial outlook, capital deployment plans, strategic initiatives and certain agreements and plans that will require us to provide compensation to our executives upon the occurrence of future events, such as the achievement of Company objectives and the termination of an individual's employment or a change in control of the Company, and those regarding expectations that certain performance goals and/or targets for management and/or the Company will be attained. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. These future events may not occur as and when expected, if at all, and, together with the Company's business, are subject to various risks and uncertainties. These risks and uncertainties include that future compensation to our Named Executive Officers, and the events that could trigger such payments, may vary materially from the descriptions herein due to factors beyond our control, such as the timing during the year of a triggering event, the amount of future non-equity incentive compensation and the value of our stock on the date of a triggering event. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company assumes no obligation to revise or update any such forward-looking statements for any reason, except as required by law.

The Company's actual results could differ materially from the results contemplated by these forward-looking statements and are subject to a number of risks, uncertainties, estimates and assumptions that may cause actual results to differ materially from current expectations due to a number of important factors, (i) the impact of economic conditions, recession and inflationary measures; (ii) the impact of international trade disputes and the risks associated with potential changes to international trade and policy agreements, including the imposition or threat of imposition of new or increased tariffs or retaliatory tariffs implemented by countries where our manufacturers are located as well as the imposition of additional duties on the products we import; (iii) our exposure to international risks, including currency fluctuations and changes in economic or political conditions in the markets where we sell or source our products; (iv) our ability to anticipate consumer preferences, retain the value of our brands and respond to changing fashion and retail trends in a timely manner, including our ability to execute on our e-commerce and digital strategies; (v) the impact of tax and other legislation; (vi) the ability to successfully implement the initiatives under our Amplify strategy; (vii) the effect of existing and new competition in the marketplace; (viii) our ability to successfully identify and implement any sales, acquisitions or strategic transactions on attractive terms or at all; (ix) our ability to achieve intended benefits, cost savings and synergies from acquisitions; (x) our ability to control costs; (xi) the effect of seasonal and quarterly fluctuations on our sales or operating results; (xii) the risk of cyber security threats and privacy or data security breaches, and the development, use, governance and regulation of artificial intelligence technologies; (xiii) our ability to satisfy our outstanding debt obligations or incur additional indebtedness; (xiv) the risks associated with climate change and other corporate responsibility issues; (xv) our ability to protect against infringement of our trademarks and other proprietary rights; (xvi) the impact of pending and potential future legal proceedings; and (xvii) such other risk factors set forth in the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 2026 ("fiscal year 2026"), or those described from time to time in the Company's future reports filed with the Securities and Exchange Commission (the "SEC"). In this proxy statement, references to "we," "our," "us," "Tapestry" and the "Company" refer to Tapestry, Inc., including its consolidated subsidiaries as of June 27, 2026. Unless the context requires otherwise, references to "Coach" and "Kate Spade" throughout this proxy statement refer only to the identified brand. References to fiscal year 2025 refer to the Company's fiscal year ended June 28, 2025 ("fiscal year 2025").

tapestry

2026 ANNUAL MEETING OF STOCKHOLDERS

DATE & TIME	VIRTUAL MEETING LOCATION	RECORD DATE
Wednesday, November 11, 2026 9:00 a.m., Eastern Time	Held virtually via live webcast at **www.virtualshareholdermeeting.com/TPR2026**	Close of business on September 16, 2026

VOTING ROADMAP

	PROPOSAL	THE BOARD RECOMMENDS VOTING:
1	Election of 11 directors	✓ **FOR** each nominee page 19
2	Ratification of appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2027	✓ **FOR** page 27
3	Advisory vote to approve the Company's executive compensation, as discussed and described in this proxy statement	✓ **FOR** page 33
4	Consideration of an advisory stockholder proposal to permit stockholder action by less than unanimous written consent, if properly presented at the Annual Meeting	No Recommendation page 34

PARTICIPATING IN THE ANNUAL MEETING & VOTING YOUR SHARES

We invite you to join the Annual Meeting online via live webcast. There will not be a physical meeting. You will be able to participate in the virtual Annual Meeting online, vote your shares electronically and submit your questions during the Annual Meeting by visiting **www.virtualshareholdermeeting.com/TPR2026**.

Stockholders at the close of business on the Record Date are entitled to notice and to vote at the Annual Meeting. Each share of common stock is entitled to one vote for each director nominee and each of the other proposals.

Prior to the Annual Meeting, you may authorize a proxy to vote your shares and submit pre-meeting questions online by visiting **proxyvote.com** and following the instructions on your proxy card. You do not need to participate in the Annual Meeting to vote if you submitted your proxy in advance of the Annual Meeting.

In order to vote your shares or ask questions at the Annual Meeting:

- You will need your unique control number, which appears on your Notice of Internet Availability of Proxy Materials, the proxy card (printed in the box and marked by the arrow) and the instructions that accompanied the proxy materials.
- If your shares are held in a brokerage, financial institution or another account that bears the name of the holder and not you (shares referred to as held in "street name") and you do not have a control number, you must contact your broker or other financial institution to obtain a control number or voting instructions.

Please authorize a proxy to vote your shares as soon as possible. If you are a beneficial owner of shares of our common stock, your broker will NOT be able to vote your shares with respect to any of the matters presented at the Annual Meeting other than the ratification of the selection of our independent registered public accounting firm, unless you give your broker specific voting instructions.

See "**Questions You May Have Regarding this Proxy Statement**" in **Appendix B** of this proxy statement for more information.

Even if you plan to join our Annual Meeting, please authorize a proxy to cast your vote as soon as possible by:

- using the Internet at **www.proxyvote.com**
- scanning this QR code to vote with your mobile device
- calling toll-free from the United States, U.S. territories and Canada to 1-800-690-6903
- mailing your signed proxy or voting instruction form

Table of Contents

PROXY SUMMARY 1

CORPORATE GOVERNANCE 7
- Meetings and Committees of the Board 7
- Board Oversight Structure 11
- Compensation Committee Interlocks and Insider Participation 16
- Code of Conduct and Other Policies 16
- Other Corporate Governance Matters 16
- Director Compensation 17

☑ PROPOSAL 1: ELECTION OF DIRECTORS 19

☑ PROPOSAL 2: RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 27

AUDIT COMMITTEE REPORT 29

EXECUTIVE OFFICERS 30

TAPESTRY STOCK OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT 31

☑ PROPOSAL 3: ADVISORY VOTE TO APPROVE THE COMPANY'S EXECUTIVE COMPENSATION 33

PROPOSAL 4: ADVISORY STOCKHOLDER PROPOSAL TO PERMIT STOCKHOLDER ACTION BY LESS THAN UNANIMOUS WRITTEN CONSENT 34

COMPENSATION DISCUSSION AND ANALYSIS 36
- Executive Summary 37
- What We Pay and Why 40
- Fiscal Year 2026 Compensation 43
- Other Compensation and Benefit Elements 52
- Compensation Decision Making Process 53
- Additional Information 55

HUMAN RESOURCES COMMITTEE REPORT 57

COMPENSATION RISK ASSESSMENT 58

EXECUTIVE COMPENSATION 59
- Summary Compensation Table 59
- Grants of Plan-based Awards 61
- Outstanding Equity Awards at Fiscal Year-end 2026 62
- 2026 Option Exercises and Stock Vested 64
- 2026 Non-Qualified Deferred Compensation 65
- Employment Agreements and Compensatory Arrangements 66
- Potential Payments Upon Termination or Change in Control 69
- CEO Pay Ratio 72
- Pay Versus Performance 73

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS 78

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS 79
- Transactions with Related Persons 79
- Policies and Procedures for Related Person Transactions 79

OTHER INFORMATION 80
- Communicating with the Board 80
- Stockholder Proposals for the 2027 Annual Meeting 80
- Other Business 80
- Tapestry's Form 10-K and Other Matters 81
- Expenses of Solicitation 81
- Householding 81

APPENDIX A — RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES 82

APPENDIX B — QUESTIONS YOU MAY HAVE REGARDING THIS PROXY STATEMENT 86

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. For more complete information about these topics, please review the Tapestry, Inc. (the "Company" or "Tapestry") Annual Report on Form 10-K (the "Form 10-K") for fiscal year 2026 and this entire proxy statement. We are mailing the Notice of 2026 Annual Meeting of Stockholders and instructions on how to access this proxy statement via the Internet (or, for those who request it, a hard copy of this proxy statement and the proxy card) to our stockholders on or about September 25, 2026.

ABOUT TAPESTRY

Tapestry, Inc. is a global house of iconic accessories and lifestyle brands uniting the magic of Coach and Kate Spade New York. Together, we stretch what's possible – advancing brands further than they could go alone, expanding their reach to new geographies and generations. Inspired by our consumers, we create experiences and products that build lasting brand love and elevate everyday life.

Our corporate headquarters are in midtown Manhattan at 10 Hudson Yards, New York, New York 10001. Tapestry is a publicly traded company (NYSE: TPR).

FISCAL YEAR 2026 BUSINESS HIGHLIGHTS

Fiscal year 2026 was a defining year for Tapestry. We meaningfully exceeded expectations, achieving the Tapestry revenue, operating margin, and earnings per share ("EPS") commitments we established at our Investor Day in September 2025 — two years ahead of plan. We delivered strong growth and record results while continuing to invest in our brands, our people, and the capabilities that will shape our future. We continued to bring our Amplify strategy to life by delivering creativity, value, and relevance at scale and strengthening our connection with consumers. We also returned $1.7 billion to stockholders through dividend and share repurchase programs in fiscal year 2026.

Delivered Annual Revenue of ***$8.0 billion*** An Increase of 14% Versus Prior Year	Drove Global Sales Growth[(1)] of ***17%*** Versus Prior Year Led By 23% Growth at Coach	Acquired Approximately ***11 million*** New Customers Globally, Driven by an Increase in Gen Z
Increased Operating Margin[(1)] to ***23.4%*** Fueled By 120 Basis Points of Gross Margin Expansion and 210 Basis Points of SG&A Leverage	Achieved EPS[(1)] of ***$7.05*** Exceeding Expectations and Representing Growth of 38%	Generated ***$1.9 billion*** In Free Cash Flow[(1)] in the Year

(1) Pro forma Net sales and related growth rates exclude the Net sales of the Stuart Weitzman business, which was sold on August 4, 2025 (the "Stuart Weitzman Business"), and are presented on a constant currency basis. See Appendix A for a reconciliation of non-GAAP financial measures to our results as reported under Generally Accepted Accounting Principles ("GAAP").

AMPLIFY STRATEGY

The Company introduced its Amplify strategy at its Investor Day in September 2025, building on proven strategies. The Amplify strategy focuses on four key pillars that underpin durable growth:

Build Emotional Connections with Consumers	*Fuel Fashion Innovation & Product Excellence*	*Deliver Compelling Experiences to Drive Global Growth*	*Ignite the Power of Our People*
Driving new customer acquisition, with a focus on Gen Z consumers entering the market to build brand love and lifetime value.	Leading with handbags and leathergoods with targeted lifestyle expansion in footwear.	Sustaining growth in North America and accelerating momentum in international markets, prioritizing Greater China and Europe.	Future-proofing growth by continuing to develop a consumer-obsessed culture that is agile and always looking forward.

This strategy is driving Tapestry's results today, demonstrating the durability of our competitive advantages and reinforcing our ability to drive sustainable growth and long-term value creation.

At the same time, we remain disciplined allocators of capital and, given Tapestry's strong financial position, significant free cash flow generation, and outlook for continued growth, the Company expects to return approximately $1.7 billion to shareholders in fiscal year 2027 through its capital return programs.

We are confident that our strengths are structural, and that our innovation, creativity, and brand-building capabilities will deliver significant value for our customers, employees, and shareholders for years to come.

CORPORATE GOVERNANCE HIGHLIGHTS

ENGAGED AND INDEPENDENT BOARD FOCUSED ON CONTINUOUS EVALUATION AND REFRESHMENT

- 10 of 11 director nominees are independent
- Independent Chair of the Board and Board Committees comprised solely of independent directors
- Demonstrated commitment to Board refreshment and rigorous director selection criteria
- Annual election of all directors
- Annual Board, Committee and director assessments, as well as annual CEO evaluation
- Regular executive sessions of independent directors

COMMITMENT TO STOCKHOLDER RIGHTS

- Bylaws contain proxy access provision
- Bylaws may be amended by stockholders representing a majority of outstanding shares entitled to vote
- Active year-round stakeholder engagement
- Majority vote standard for uncontested director elections
- Annual "Say on Pay" advisory vote

DEMONSTRATED CORPORATE GOVERNANCE AND COMPENSATION BEST PRACTICES

- Longstanding corporate responsibility commitments, with strong Board oversight and measurable short and long-term goals
- Directors have a broad range of key skills and experience
- Active Board oversight of risk management, including cybersecurity
- Code of Conduct for ethical business policies and conduct
- Stock ownership guidelines for directors and executives and clawback for incentive awards
- Prohibition on political expenditures

FISCAL YEAR 2026 HIGHLIGHTS & AWARDS

Achieved goal of continuing to source 99% *of our leather from Gold- and Silver-rated Leather Working Group tanneries*

Achieved our goal of 100% *renewable energy across our own operations globally by 2025*

Our employees completed over 43,000 volunteer hours, *bringing us to over 348,000 hours since our program launch, and moving us closer toward our 500,000 hour 2030 target*

Through the Coach Foundation's Dream It Real program, we have funded over 8,000 scholarships to date, *advancing our goal of awarding 10,000 scholarships globally by 2030 to support the next generation*

Recognized for leading workplace practices
with over 50 awards in FY26

Forbes America's Best Workplaces for Women	Forbes America's Best Employers for Company Culture	U.S. News Best Companies to Work For	U.S. News Best Companies to Work For – Northeast	U.S. News Best Companies to Work For – Supporting Family Caregiving
U.S. News Best Companies to Work For – Consumer Products	TIME America's Best Companies	TIME World's Most Sustainable Companies	USA TODAY America's Climate Leaders	USA TODAY America's Best Customer Service
Newsweek America's Most Responsible Companies (2026)	Newsweek America's Greenest Companies	Fortune Best Workplaces in Retail	Fortune World's Most Admired Companies	AI Hot 100 Enterprise Leader

AT A GLANCE: 2026 BOARD OF DIRECTORS NOMINEES

Our eleven 2026 director nominees bring a strong mix of skills and experiences to the Board.

INDUSTRY SKILLS AND EXPERIENCE

Artificial Intelligence
Direct Experience **4**
Oversight/Management **4**
Continuing Education **2**

Cyber & Information Security
Direct Experience **1**
Oversight/Management **7**
Continuing Education **1**

Technology/Digital/E-commerce
Direct Experience **4**
Oversight/Management **7**

Entrepreneurial/Innovation
Direct Experience **5**
Oversight/Management **5**

Global/International
Direct Experience **6**
Oversight/Management **5**

Human Capital Management
Direct Experience **2**
Oversight/Management **8**

Industry (Retail/Consumer Goods)
Direct Experience **8**
Oversight/Management **2**

Marketing & Branding
Direct Experience **5**
Oversight/Management **5**

Mergers & Acquisitions
Direct Experience **7**
Oversight/Management **3**

Environmental
Direct Experience **1**
Oversight/Management **6**
Continuing Education **1**

Social
Direct Experience **1**
Oversight/Management **8**

Governance
Direct Experience **2**
Oversight/Management **9**

Supply Chain/Manufacturing
Direct Experience **3**
Oversight/Management **5**

91%
INDEPENDENT DIRECTORS

5.2 years
AVERAGE TENURE

57.6
AVERAGE AGE

The following table provides summary information about each director nominee. All of the director nominees are currently members of the Board.

NAME	AGE	DIRECTOR SINCE	PRINCIPAL OCCUPATION	INDEPENDENT	AUDIT COMMITTEE	HUMAN RESOURCES COMMITTEE	GOVERNANCE AND NOMINATIONS COMMITTEE	OTHER U.S. LISTED PUBLIC COMPANY BOARDS
DARRELL CAVENS	53	2018	Retired Founder and Chief Executive Officer of Zulily, Inc.	✓		Member		• Match Group, Inc.
JOANNE CREVOISERAT	62	2020	Director and Chief Executive Officer of Tapestry, Inc.					• General Motors Co.
DAVID ELKINS*	58	2024	Executive Vice President and Chief Financial Officer of Bristol Myers Squibb Co.	✓	Committee Chair		Member	
HANNEKE FABER*	57	2021	Chief Executive Officer of Logitech International S.A.	✓	Member			• Logitech International S.A.
ANNE GATES*	66	2017	Retired President of MGA Entertainment, Inc.	✓	Member		Committee Chair	• The Kroger Company • Raymond James Financial, Inc.
THOMAS GRECO	68	2020	Chief Executive Officer of FleetPride, Inc.	✓		Committee Chair	Member	• Wingstop, Inc.
KEVIN HOURICAN	53	2024	Chair of the Board and Chief Executive Officer of Sysco Corporation	✓		Member		• Sysco Corporation
ALAN LAU*	51	2023	Chairman of GROW Digital Wealth	✓	Member			
PAMELA LIFFORD	63	2020	Retired President, Global Brands and Experiences of Warner Bros. Discovery	✓		Member		
ANNABELLE YU LONG	53	2016	Founding and Managing Partner of BAI Capital	✓				• LexinFintech Holdings • NIO Inc. • The Estée Lauder Companies Inc.
MATTHEW MADRIGAL	50	2026	Chief Product and Technology Officer of Pinterest, Inc.	✓				
Number of Meetings in fiscal year 2026					4	5	4	

● (yellow) Committee Chair ● (navy) Member * Audit Committee Financial Expert (reflects current Audit Committee members only)

OVERVIEW OF 2026 EXECUTIVE COMPENSATION

Set forth below is the fiscal year 2026 compensation for each named executive officer ("NEO" or "Named Executive Officer") as determined under SEC rules. The hallmarks of our program include a strong pay-for-performance focus and annual and long-term incentives that support our business priorities, our talent objectives and stockholder value creation. See the notes accompanying the **Summary Compensation Table** on page 59 for more information.

NAME & PRINCIPAL POSITION	SALARY ($)	BONUS ($)	STOCK AWARDS ($)	OPTION AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
JOANNE CREVOISERAT Chief Executive Officer	1,440,385	—	23,906,536	2,750,223	5,800,000	89,341	33,986,485
SCOTT ROE Chief Financial Officer and Chief Operating Officer	975,000	—	3,238,679	1,000,071	2,632,500	63,511	7,909,761
TODD KAHN Chief Executive Officer and Brand President, Coach	1,000,000	—	3,238,679	1,000,071	3,000,000	85,843	8,324,593
DAVID HOWARD Chief Legal Officer and Secretary	640,385	—	1,214,495	375,027	1,040,000	47,337	3,317,244
DENISE KULIKOWSKY Chief People Officer	640,385	—	1,012,148	312,522	1,040,000	16,111	3,021,166

2026 PROXY VOTING ROADMAP

1 **Election of 11 directors**

The board recommends voting **FOR EACH NOMINEE**
See page **19**

2 **Ratification of appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2027**

The board recommends voting **FOR**
See page **27**

3 **Advisory vote to approve the Company's executive compensation, as discussed and described in this proxy statement**

The board recommends voting **FOR**
See page **33**

4 **Consideration of an advisory stockholder proposal to permit stockholder action by less than unanimous written consent, if properly presented at the Annual Meeting**

No Recommendation
See page **34**

Corporate Governance

MEETINGS AND COMMITTEES OF THE BOARD

The Board held five (5) meetings during fiscal year 2026. In addition to meetings of the full Board, directors also attended meetings of committees of the Board (the "Committees" and each a "Committee"). Each of the incumbent directors attended at least 75% of the meetings held by the Board and Board Committees on which he or she served during the fiscal year.

The Board has an Audit Committee (the "Audit Committee"), a Human Resources Committee (the "HR Committee"), which performs the functions of a compensation committee, and a Governance and Nominations Committee (the "GN Committee"). Each Committee operates pursuant to a charter, which can be found for each Committee on Tapestry's website at **www.tapestry.com/investors/** under the Governance section. We will provide to any person without charge, upon request, copies of any of the Committee charters. You may obtain such copies by sending a written request to Tapestry, 10 Hudson Yards, New York, New York 10001, Attention: Secretary. Each Committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention that it deems necessary or appropriate to each of the matters assigned to it under its charter.

All regular quarterly meetings of the Board and Committees include an executive session of our non-employee directors, all of whom are independent ("independent directors") without members of management present. In fiscal year 2026, Anne Gates presided over executive sessions of the Board as Independent Chair of the Board. Our independent directors and Committees have authority to retain outside advisors as they deem necessary.

Tapestry encourages each member of the Board to attend each annual meeting of stockholders, but has not adopted a formal policy with respect to such attendance.

Nine out of 10 of the Company's directors then standing for re-election attended the annual meeting of stockholders held in 2025.

BOARD MEMBERSHIP AND COMMITTEE ROSTER

NAME OF DIRECTOR	AUDIT	HUMAN RESOURCES	GOVERNANCE AND NOMINATIONS
DARRELL CAVENS		Member	
JOANNE CREVOISERAT			
DAVID ELKINS	Committee Chair		Member
HANNEKE FABER	Member		
ANNE GATES	Member		Committee Chair
THOMAS GRECO		Committee Chair	Member
KEVIN HOURICAN		Member	
ALAN LAU	Member		
PAMELA LIFFORD		Member	
ANNABELLE YU LONG			
MATTHEW MADRIGAL			

● Committee Chair ● Member

AUDIT COMMITTEE

The Audit Committee is comprised solely of independent directors and met four (4) times during fiscal year 2026. The Audit Committee reviews Tapestry's auditing, accounting, financial reporting and internal control functions and has sole responsibility for the selection of independent accountants. The Audit Committee is required to pre-approve all services provided by the independent accountants to assure that these services do not impair the auditor's independence. Services that have not received pre-approval will require specific review and approval by the Audit Committee. In addition, when the scope of services being provided (and the related fees) meaningfully change, Tapestry and the independent accountants will provide an update to the Audit Committee. The Audit Committee reviews Tapestry's accounting principles and financial reporting, as well as the independence of Tapestry's independent accountants. In discharging its duties, the Audit Committee:

- is directly responsible for the appointment, compensation determination and oversight of Tapestry's independent accountants;
- is directly responsible for pre-approving the audit and non-audit services rendered by the independent accountants;
- provides oversight of, and has authority for the selection and evaluation of Tapestry's internal auditors;
- meets independently with Tapestry's internal auditors, its independent accountants and senior management;
- reviews the general scope of matters relating to Tapestry's accounting, financial reporting, internal control systems, annual audit and internal audit program as well as matters relating to Tapestry's information system architecture and cybersecurity, and the results of the annual audit; and
- reviews with Tapestry's Chief Executive Officer and Chief Financial Officer the matters required to be personally certified by such officers in Tapestry's public filings and the procedures followed to prepare for such certifications.

Tapestry's Board determined that all members of the Audit Committee during fiscal year 2026 were "independent" as defined in the NYSE listing standards and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and that all were "financially literate" under the rules of the NYSE. The Board has determined that Mr. Elkins, the Chair of the Audit Committee, Mr. Lau and Mses. Gates and Faber each qualify as an "Audit Committee financial expert" under federal securities laws.

HUMAN RESOURCES COMMITTEE

The HR Committee is comprised solely of independent directors and met five (5) times during fiscal year 2026. Pursuant to the HR Committee Charter, the HR Committee:

- determines, approves and reports to the Board on all elements of compensation for Tapestry's executive officers and other key executives, including targeted total cash compensation and long-term equity-based incentives and oversees the administration of various employee benefit and retirement plans, except as otherwise delegated by the Board or the Committee;
- reviews non-employee director compensation and benefits and recommends changes to the Board as necessary;
- reviews Tapestry's overall human capital strategy;
- performs, or assists the Board in performing, the duties of the Board relating to the annual performance evaluations of the Company's executive officers;
- monitors performance, talent development and succession planning for key executives;
- consults, as needed, with third-party compensation consultants; and
- may delegate any of its duties to a subcommittee composed solely of independent HR Committee members or to the Chair of the HR Committee.

In fiscal year 2026, the HR Committee retained the services of Frederic W. Cook and Co., Inc. ("FW Cook"); a description of the services provided to the HR Committee during fiscal year 2026 appears under **Compensation Discussion and Analysis—Compensation Decision Making Process—Roles and Responsibilities**.

Tapestry's Board determined that all members of the HR Committee during fiscal year 2026 were "independent" under the NYSE heightened independence standards for members of compensation committees and that each member of the HR Committee qualifies as a "non-employee director," as defined in Rule 16b-3 promulgated under the Exchange Act.

GOVERNANCE AND NOMINATIONS COMMITTEE

The GN Committee is comprised solely of independent directors and met four (4) times during fiscal year 2026.

The GN Committee performs a leadership role in shaping the corporate governance of the Company, and reports to the Board on matters relating to corporate governance and the identification and nomination of new directors. The GN Committee also oversees succession planning for the Chief Executive Officer and conducts annual performance evaluations of the Board and its several Committees, and each individual director. The GN Committee also has primary oversight of the Company's corporate responsibility strategy, Board succession planning and Board refreshment processes. These responsibilities are described in more detail in **Board, Committee and Director Evaluations** and **Board Refreshment and Succession Planning Processes** below.

Tapestry's Board determined that all members of the GN Committee during fiscal year 2026 were "independent" as defined in the NYSE listing standards.

ONGOING DIRECTOR EDUCATION

The Board believes that ongoing director education is essential for both new and long-serving directors to successfully fulfill their duties. All incoming directors participate in the Company's director onboarding and education program, which involves meetings with members of management to review Company strategy, Tapestry and brand business and operational performance, corporate governance, human capital management and corporate responsibility matters. Throughout the course of their service on the Board, all directors are polled on which topics and programs they think will support them in their roles and the Company incorporates this feedback into future programming. Directors are given access to relevant educational materials and information on online training programs and in-person seminars through an online portal, as well as external memberships to corporate governance organizations. The Company reimburses directors for all reasonable fees and expenses associated with attending outside training programs. In addition, outside experts are frequently invited to Board and Committee meetings throughout the year to present on specific topics (such as artificial intelligence ("AI"), innovation, consumer insights, geopolitical risk and corporate governance in fiscal year 2026).

BOARD, COMMITTEE AND DIRECTOR EVALUATIONS

The Board believes that a regular, robust Board evaluation process is a critical tool in ensuring Board effectiveness and strong corporate governance. The GN Committee has primary oversight of the process, which consists of annual evaluations by each director of the full Board, the Board Committees, and each individual director. Additionally, members of the Company's management team are periodically asked for their feedback and perspective on Board process and effectiveness. These collective evaluations are intended to determine whether the Board and its Committees are functioning effectively, to assess director performance, and to identify opportunities for overall improvement.

Evaluations are conducted annually through confidential questionnaires, which solicit quantitative and textual feedback. On a periodic basis (most recently for the fiscal year 2025 review cycle), the process is administered by an independent advisor and includes one-on-one interviews with Board members and certain members of management conducted by an independent third-party facilitator.

Evaluations consider a number of topics, including:

- Board structure, composition, Board renewal, culture and performance;
- Board and Committee roles, Board leadership, and meeting agendas and materials;
- CEO partnership, access to management, outside advisors and other information and resources necessary for the Board to fulfill its duties;
- risk management and safeguards, purpose and strategy;
- the overall function of the Board and its Committees; and
- assessment of individual and peer contributions, including solicitation of feedback to ensure each director's skills are being utilized most effectively.

The independent directors also evaluate the performance of Tapestry's Chief Executive Officer annually. The results of the evaluations are discussed with the Chair of the Board, the GN Committee, each Committee Chair, and with the full Board in executive session. The Chair provides anonymous feedback to each director on an individual basis.

While this formal evaluation process is conducted on an annual basis, directors are encouraged to continuously share their perspectives, feedback and suggestions throughout the year. Items requiring follow-up and execution from the annual evaluation process and other engagements are monitored throughout the year by the Board, the applicable Committees and management.

BOARD REFRESHMENT AND SUCCESSION PLANNING PROCESSES

The Board is committed to active and ongoing Board refreshment practices and succession planning, working to continuously align Board composition and leadership with the Company's strategic needs. Building and maintaining an effective Board is a critical responsibility of our GN Committee, designed to ensure that the Board and each Committee is operating effectively and comprised of highly qualified directors, with the appropriate skills, experience, perspective and independence to provide effective oversight and serve the best interests of our stockholders. The GN Committee conducts a year-round process, which includes (i) regular review and discussion of the existing Board composition, utilizing a matrix of certain director skills and experience as a discussion tool; (ii) consideration of disclosures by each director in their Annual Director and Officer Questionnaire, including with respect to external commitments, with semi-annual abridged questionnaires for interim updates; (iii) review of the annual Board, Committee and individual director evaluations; and (iv) regular GN Committee agenda items devoted specifically to Board refreshment and succession planning, reporting out to the full Board.

REFRESHMENT PRACTICES

In identifying and recommending director candidates, the GN Committee places emphasis on the Company's Corporate Governance Principles, as approved by the Board and posted on our website, which set forth qualifications and criteria for director selection, including the following minimum qualifications: the highest personal and professional ethics, integrity and values; commitment to representing the long-term interests of our stockholders; an inquisitive and objective perspective, practical wisdom and mature judgment; freedom from significant conflicts of interest; the willingness and ability to devote the time necessary to perform the duties and responsibilities of a director; and a commitment to serve on the Board for an extended period of time. The GN Committee's selection process also provides for engagement of third-party search firms, interviews with various members of the GN Committee, the Board and management, and an evaluation of each individual in the context of the Board as a whole, applying criteria that it deems appropriate. The final selection of nominees is made by the Board.

The Corporate Governance Principles also provide a director time commitment provision, which states that unless the Board determines that the carrying out of a director's responsibilities to the Company will not be adversely affected by the director's other directorships, directors who serve as the CEO of a public company should not serve on more than two other public company boards, and other directors should not serve on more than four other public company boards.

The GN Committee will consider all candidates recommended by stockholders in accordance with the same timing and other procedures established in Tapestry's Bylaws for stockholder nominations. See **Other Information—Stockholder Proposals for the 2027 Annual Meeting** for more information. The GN Committee evaluates all candidates in the same manner, regardless of the source of such recommendation, and, subject to provisions in our Bylaws concerning proper notice by stockholders of proposed nominees, will consider all candidates recommended by stockholders. Such recommendations should include the name and address and other pertinent information about the candidate as is required by Tapestry's Bylaws. Recommendations should be submitted in writing to Tapestry, 10 Hudson Yards, New York, New York 10001, Attention: Secretary. The policy and procedures for considering candidates recommended by stockholders were formally adopted by our Board in May 2004.

BOARD SUCCESSION PLANNING

Led by the GN Committee, our Board reviews the composition, skills and dynamics of the full Board and each Committee no less than annually to ensure appropriate Board succession plans are in place.

Based on these reviews, the GN Committee determines optimal utilization of each director's skills and experience and develops and makes recommendations to the Board regarding succession plans for the Board Chair and Committee Chairs and members. The full Board appoints the Board and Committee Chairs and Committee members annually, following the Company's Annual Meeting.

BOARD COMPOSITION

The Company does not have a formal policy regarding the diversity of the Board. The GN Committee considers the Board's overall composition when considering director candidates, including whether the Board has an appropriate combination of professional experience, skills, knowledge and variety of viewpoints and backgrounds in light of the Company's current and expected future needs.

In addition, the GN Committee believes that it is desirable for new candidates to contribute to the variety of viewpoints on the Board, which may be enhanced by a mix of different professional and personal backgrounds and experiences.

INDEPENDENT DIRECTORS	91%		
Average Tenure	5.2 Years		
Gender	**MALE**	**FEMALE**	
	55%	45%	
Average Age	57.6 Years		
Race / Ethnicity	**WHITE / CAUCASIAN**	**BLACK / AFRICAN AMERICAN**	**ASIAN**
	55%	18%	27%
Born or Reside Outside the U.S.	55%		
Identify as LGBTQ+	9%		

BOARD OVERSIGHT STRUCTURE

The Board is elected annually by our stockholders to provide ultimate oversight of the management of Tapestry's business strategy and risks and to ensure that the long-term interests of the stockholders are being served.

SEPARATION OF CHAIR AND CHIEF EXECUTIVE OFFICER; STRONG INDEPENDENT BOARD

Under Tapestry's Bylaws and Corporate Governance Principles, the positions of Chair of the Board and Chief Executive Officer may be held by one person or separately. Our policy as to whether the role of the Chair and the Chief Executive Officer should be separate is to adopt the practice that best serves the stockholders' interests and the Company's needs at any particular time. The positions of Chair of the Board and Chief Executive Officer have been held separately since July 2020, with Ms. Gates currently serving as Chair of the Board and Ms. Crevoiserat serving as Chief Executive Officer.

The Board believes that the current governance structure — Ms. Gates as the independent Chair of the Board and Ms. Crevoiserat as the Company's Chief Executive Officer — allows Ms. Crevoiserat to focus her time and energy on managing the Company and Ms. Gates to lead the Board in its fundamental role of providing guidance, advice and counsel regarding the business, operations and strategy of the Company, as well as oversight of the Company's risk management policies and processes. We believe this structure will allow the Company to continue to execute its Amplify strategy and drive durable growth and long-term value creation.

The Company has also adopted various policies to provide for a strong and independent Board. The Board and the GN Committee have assembled a Board comprised of capable and experienced directors who are currently or have been leaders of major companies or institutions, are independent thinkers, and have a wide range of expertise and skills. The Board annually examines the relationships between the Company and each of its directors. After this examination, the Board has determined that each of the directors who are nominated for election at the Annual Meeting (other than Ms. Crevoiserat) has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company) and is independent as defined in the NYSE listing standards. In addition, all standing Committees of the Board are made up entirely of independent directors. The Board and these Committees are empowered to retain their own counsel or advisors as they deem necessary.

BOARD'S ROLE IN THE OVERSIGHT OF STRATEGY

Our Board has active oversight responsibility for our corporate strategy and planning, including through: formal dedicated meetings to review our long-range strategic plans, including risks and opportunities facing our business; quarterly engagement at Board and Committee meetings, and during executive sessions; store visits and travel to key global markets; and regular discussions with our Chief Executive Officer and members of management throughout the year. With this strong Board oversight, our management team is responsible for executing our strategy and providing the Board with regular updates on key strategic initiatives, market and macro-environmental trends and other developments with respect to our strategic initiatives.

During fiscal year 2026, the Board was highly engaged in oversight of the Company's business and operational priorities, including development and implementation of long-range plans for each of the Company's brands, oversight of AI and other innovation priorities and governance, and ensuring the Company is well positioned to navigate a complex and shifting geopolitical and trade landscape.

BOARD'S ROLE IN THE OVERSIGHT OF RISK

The Board provides critical oversight of the risks facing the Company and the risk management programs the Company has put into place. The Board views effective risk management as a key priority and approaches this work as an integrated part of our strategic planning process. In compliance with its duties under Tapestry's charter, Bylaws and Corporate Governance Principles and pursuant to Maryland law, the Board and its Committees consider whether the Company's risk management programs adequately:

- identify and assess material and emerging risks facing the Company in a timely fashion;
- allocate ownership for risk management amongst members of management, with appropriate visibility to the Board and its Committees;
- implement appropriate responsive risk management strategies;
- facilitate open communication between management and the Board;
- transmit necessary information with respect to material risks within the Company; and
- foster an appropriate culture of ethics, integrity, and risk management.

The Company believes that the Board's structure provides appropriate risk oversight of the Company's activities.

Board Risk Oversight

The Board reviews the Company's enterprise risk management ("ERM") program to ensure risk management is consistent with the Company's corporate strategy and effective in fostering a culture of risk-aware and risk-based decision-making throughout the organization. The Board's review of the ERM program and other risk management processes includes strategic, operational, financial, reputational and external risks. The Board works with senior management and Tapestry's independent internal auditors to ensure that enterprise-wide risk management is incorporated into corporate strategy and business operations.

The full Board has ultimate oversight of AI strategy and governance, with management providing updates to the Board at least annually and offering educational sessions via internal and external experts. As set forth below, the Board delegates to its Committees primary responsibility to evaluate elements of the Company's risk management program based on the Committees' expertise and applicable regulatory requirements. Each Committee, through its chairperson, reports out to the full Board at its quarterly meeting on the Committee's activities, including agenda items relating to risk; the full Board engages in discussion on these delegated activities at that time.

Audit Committee Risk Oversight

Responsible for oversight of risks relating to the Company's:

- Accounting and financial reporting
- System of internal controls
- Annual financial audit, including meeting privately on a regular basis with the Company's external auditors
- Internal audit program, including oversight and quarterly reports on the ERM program
- Business Continuity Program governance
- Litigation and ethics and compliance
- Information system architecture, privacy and cybersecurity

HR Committee Risk Oversight

Responsible for oversight of risks relating to the Company's:

- Human capital management programs and strategies, including culture
- Annual performance evaluations of the Company's executive officers and other key executives
- Compensation programs and policies, including conducting a risk assessment of the Company's compensation programs annually to determine whether any aspects encourage excessive or inappropriate risk taking

GN Committee Risk Oversight

Responsible for oversight of risks relating to the Company's:

- Corporate Governance policies and practices, including related party policies and disclosures
- Board refreshment and succession planning, including for Board Committee chair and membership positions
- CEO succession planning, as presented and approved by the full Board
- Quarterly updates on corporate responsibility program risks (with updates on corporate responsibility programs to the Board at least annually)

Role of Management

Management has day-to-day responsibility for the identification and assessment of the various risks facing the Company, and the implementation of effective risk management programs and policies.

ERM Program

The ERM program provides a framework whereby management conducts comprehensive annual enterprise risk assessments to identify and prioritize the most critical risks facing the Company, as well as emerging risks, and the development and reporting of risk mitigation strategies. Those critical and emerging enterprise level risks are reported and discussed quarterly with internal management committees focused on these enterprise risks, including a Legal, Risk, Compliance & Safety Committee and an Information Governance, Privacy & Security Committee. Additionally, management regularly reports to the full Board and/or its Committees, as applicable, on risk assessment and mitigation strategies, to enable the Board to successfully oversee the Company's risk management activities.

CORPORATE RESPONSIBILITY RISK MANAGEMENT

Corporate responsibility and climate-related risk management are key priorities for management and the Board and are approached as an integrated part of ERM and our strategic planning process. Management and the Board evaluate sustainability and climate-related risks and opportunities that have the potential to impact Tapestry's operations, products and services, supply chain, adaptation and mitigation activities and investment in innovation.

Our GN Committee receives quarterly updates on matters of corporate responsibility strategy, compliance and risk, with updates to the full Board at least annually and Audit and HR Committees as appropriate.

Our Task Force, comprised of senior leaders and cross-functional members from major business functions at Tapestry, meets quarterly to set and drive company-wide corporate responsibility strategy.

Our Global Team, led by our Vice President, Global Head of Sustainability & ESG, has direct day-to-day responsibility for managing our program, including leadership of the Task Force.

Our Steering Committee, comprised of Tapestry executive committee members, meets quarterly and is responsible for strategy recommendations and supporting execution and final decision-making of corporate responsibility-related opportunities.

Our Corporate Responsibility Program is supported by additional working groups including several Employee Business Resource Groups and our Tapestry and brand foundations.

CYBERSECURITY RISK MANAGEMENT

The Company has a comprehensive cybersecurity risk assessment program that systematically identifies, analyzes and evaluates potential threats and vulnerabilities that may impact the confidentiality, integrity and availability of the Company's information systems and data. This program includes governance structure, risk identification, risk analysis, risk management and risk communication and reporting.

Our Audit Committee
receives quarterly updates from the Company's Chief Information and Digital Officer and Chief Information Security Officer (CISO) on information security, privacy risk and compliance, with updates to the full Board at least annually.

Our CISO
manages our day-to-day cybersecurity compliance program, including training, prevention, mitigation, detection and remediation of cybersecurity incidents.

The Company also surveyed its directors
on their skills and experience relating to cybersecurity to ensure effective oversight of the Company's programs, as reflected in Director Qualifications, Skills and Experience on page **19**.

Information Governance, Privacy & Security Committee,
which was formed in fiscal year 2023 and includes the CISO and key members of management, meets at least quarterly and is responsible for management oversight of risk in these areas.

Cybersecurity controls also include periodic internal and third-party assessments
to test our cybersecurity controls, perform cyber simulations and annual tabletop exercises, and continually evaluate our privacy notices, policies and procedures surrounding our handling and control of personal data and the systems we have in place to help protect us from cybersecurity or personal data breaches.

SPOTLIGHT ON ARTIFICIAL INTELLIGENCE OVERSIGHT

Tapestry views AI as a strategic enabler and a powerful tool to help our brands move at the speed of the consumer and support our Amplify strategy. The Company has established a governance and oversight structure intended to ensure that its innovation agenda is supported by an ethical, transparent and responsible approach to AI adoption. The full Board has ultimate oversight of AI strategy and governance, with management providing updates to the Board at least annually and offering educational sessions via internal and external experts. A management AI Steering Committee, which includes the Chief Information and Digital Officer, Chief Financial and Operating Officer, and Chief Legal Officer, guides strategic decisions regarding the Company's adoption of AI tools and initiatives.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The HR Committee is currently comprised of the following independent directors: Thomas Greco, Chair, Darrell Cavens, Kevin Hourican and Pamela Lifford. No director who served as a member of the HR Committee during any portion of fiscal year 2026 was an employee of the Company during their service on the HR Committee or a former officer of the Company. None of Tapestry's executive officers serve on the compensation committee (or other committee serving an equivalent function) or the board of directors of any other company of which any member of the HR Committee or the Board is an executive officer. The HR Committee makes all compensation decisions regarding the Company's executive officers.

CODE OF CONDUCT AND OTHER POLICIES

Tapestry has adopted a Code of Conduct (the "Code"). The purpose of the Code is to convey the basic principles of business conduct expected of all Tapestry employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Controller and other senior financial personnel performing similar functions. We require officers and corporate employees (and selected retail employees) to attend training on the Code and other matters of business ethics. We require all employees to review and certify the Code annually. In support of the Code, we have provided our employees with numerous avenues for the reporting of ethics violations or other similar concerns, including a toll-free telephone hotline and a reporting website, both allowing for anonymity. The Code meets the definition of "code of ethics" under the rules and regulations of the SEC and the NYSE and is posted on our website at **www.tapestry.com/investors/** under the Governance section. In addition, we intend to post on our website all legally required disclosures regarding amendments to, or waivers of, our Code.

We will provide to any person without charge, upon request, a copy of the Code. You may obtain a copy of the Code by sending a written request to Tapestry, 10 Hudson Yards, New York, New York 10001, Attention: Secretary.

Tapestry has also adopted a Political Activities and Contributions Policy. Tapestry does not make political contributions and prohibits all employees from using any Company funds or assets for direct or in-kind political contributions, including contributions to any ballot initiative, referendum or other question, Political Action Committee (PAC), political party or candidate, whether federal, state or local, in the United States or abroad, subject to certain pre-approved specific foreign country exclusions. Employees are permitted to make personal contributions that do not involve any funds or resources of the Company, including Company time, facilities, office supplies, letterhead, phones and other Company devices.

OTHER CORPORATE GOVERNANCE MATTERS

STOCKHOLDER ENGAGEMENT

We communicate with our stockholders throughout the year and are committed to fostering effective and transparent communication. We engage regularly through quarterly earnings calls, our investor relations website, and both group and one-on-one meetings and calls to ensure we have a strong understanding of their perspectives, including potential concerns with respect to our Company and business.

In advance of our annual meeting of stockholders each year, we reach out to many of our investors to discuss topics of corporate governance, executive compensation and any other items of interest or concern. Our engagements typically involve representatives from Investor Relations, Legal, Human Resources, our Corporate Responsibility team and other business areas, including our senior management team and Board when appropriate.

In advance of our prior year annual meeting of stockholders, we reached out to approximately 40 stockholders, representing approximately 64% of shares outstanding. Although our investors did not have concerns requiring engagement in advance of the meeting, we engaged with our stockholders on a number of issues throughout fiscal year 2026.

Key topics of discussion during our fiscal year 2026 engagements included:

- our business strategies and financial performance;
- topics related to corporate responsibility;
- executive compensation and other matters of human capital management; and
- topics around general Board oversight and corporate governance.

CORPORATE GOVERNANCE PRINCIPLES

Tapestry's Corporate Governance Principles provide the framework for the governance of Tapestry. These guidelines reflect the governance rules for NYSE-listed companies and those contained in the Sarbanes-Oxley Act of 2002. The Board reviews these principles and other aspects of governance periodically. The guidelines, together with other corporate governance documents of Tapestry, are posted on our website at **www.tapestry.com/investors/** under the Governance Documents section. We will provide to any person without charge, upon request, a copy of the Corporate Governance Principles. You may obtain a copy by sending a written request to Tapestry, 10 Hudson Yards, New York, New York 10001, Attention: Secretary.

SARBANES-OXLEY CERTIFICATIONS

Tapestry has filed with the SEC, as exhibits to its most recently filed Form 10-K, the certifications required by the Sarbanes-Oxley Act of 2002 regarding the quality of the Company's public disclosure.

DIRECTOR COMPENSATION

Directors who are Tapestry employees receive no additional compensation for their services as directors. Compensation for independent directors is recommended by the HR Committee and approved by the Board. Compensation for independent directors consists of an annual cash retainer for Board service and additional cash retainers for service as the Independent Chair of the Board or Lead Outside Director, as applicable, and as the chairperson of Board Committees. Annual grants of restricted stock units ("RSUs") are made to each elected independent director on the date of Tapestry's Annual Meeting. Upon joining the Board, a new independent director receives a grant of RSUs with approximately the same value as this annual grant. The Second Amended and Restated Tapestry, Inc. 2018 Stock Incentive Plan (the "2018 Stock Incentive Plan") includes an overall limit on annual independent director compensation of $800,000 per director.

Due to complex regulatory requirements related to equity compensation in China, in lieu of an annual equity award of RSUs, Ms. Long receives a cash payment equal to $200,000, representing the targeted fair market value of equity awards granted to the other independent directors, paid one year after the date of each annual meeting of stockholders at which she is elected, or re-elected, to the Board.

Tapestry's Outside Director retainers in effect during fiscal year 2026 were as follows:

COMPENSATION ELEMENT	ANNUAL AMOUNT* ($)
Basic annual retainer	100,000
Annual equity grant value[(1)]	200,000
Audit Committee Chair annual retainer	35,000
HR Committee Chair annual retainer	30,000
GN Committee Chair annual retainer	25,000
Independent Chair of the Board retainer	200,000
Lead Outside Director (not applicable in fiscal year 2026)	30,000
Cash payment in lieu of annual equity grant for Annabelle Long	200,000

* Amounts shown reflect the full target value of the retainers for fiscal year 2026.

(1) The annual equity grant to our independent directors is fixed at a fair market value of approximately $200,000, in the form of RSUs. These awards vest in full one year from the date of grant, subject to the director's continued service until that time.

From time to time, most recently in August 2026, the HR Committee's consultant evaluates the independent director compensation program and, as appropriate, the HR Committee may recommend changes to the independent director compensation program for consideration by the full Board. The 2026 study compared Tapestry's independent director compensation program to:

- the same peer group used for executive compensation benchmarking, described in the **Compensation Discussion & Analysis** section; and
- as a secondary reference point, both mid- and large-cap general industry survey data (companies across industries with revenues between $2.4 billion and $4.9 billion and $21.6 billion and $53.4 billion, respectively), from FW Cook's 2025 Director Compensation Report.

The study found that Tapestry's current independent director compensation is positioned near the median of its peer group, supporting a decision to maintain current compensation levels.

DIRECTOR STOCK OWNERSHIP POLICY

Tapestry has a stock ownership policy for independent directors. Under the policy, each independent director is expected to accumulate Tapestry shares valued at five times the basic annual retainer ($100,000 during fiscal year 2026). Until the requirement is met, each director is required to retain 50% of the net after-tax shares obtained from RSUs that vest and stock options that are exercised. Ownership for this calculation includes shares owned outright and shares equivalent to unvested RSUs.

The Board has waived the Director Stock Ownership Policy for Ms. Long due to the complex regulatory framework for equity compensation in China.

As of the last measurement date (December 31, 2025), all independent directors were in compliance with the stock ownership policy.

2026 DIRECTOR COMPENSATION

Compensation paid in fiscal year 2026 for each independent director is detailed below:

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS[1] ($)	ALL OTHER COMPENSATION[2] ($)	TOTAL ($)
JOHN P. BILBREY[3]	80,167	—	—	80,167
DARRELL CAVENS	100,000	200,009	20,000	320,009
DAVID ELKINS	113,417	200,009	—	313,426
HANNEKE FABER	100,000	200,009	10,000	310,009
ANNE GATES	325,000	200,009	8,000	533,009
THOMAS GRECO	133,083	200,009	—	333,092
KEVIN HOURICAN	100,000	200,009	—	300,009
ALAN LAU	100,000	200,009	—	300,009
PAMELA LIFFORD	100,000	200,009	—	300,009
ANNABELLE YU LONG[4]	300,000	—	—	300,000
MATTHEW MADRIGAL[5]	0	200,030	—	200,030

(1) Reflects the aggregate grant date fair value of all RSU awards, calculated according to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. The assumptions used in calculating the grant-date fair value of these awards are described in footnote 2 to the Summary Compensation Table. As of June 27, 2026, the last day of fiscal year 2026, (i) each independent director held 2,002 unvested RSUs, except Ms. Long, who does not hold RSUs, Mr. Madrigal, who held 1,396 unvested RSUs granted in connection with his appointment award granted on April 6, 2026 and Mr. Bilbrey who did not stand for re-election at the 2025 annual meeting and does not have any outstanding unvested RSUs and (ii) the outstanding stock options held by the independent director were: Mr. Bilbrey 29,929; Mr. Cavens 58,282; Mr. Elkins 5,280; Ms. Faber 28,346; Ms. Gates 50,710; Mr. Greco 10,302; Mr. Hourican 5,280; and Ms. Lifford 28,764. No other independent director held outstanding stock options.

(2) Amounts shown in "All Other Compensation" are matching charitable contributions under the Company's Matching Gift program.

(3) Mr. Bilbrey did not stand for re-election to the Tapestry Board of Directors in November 2025. Mr. Madrigal was appointed to the Tapestry Board of Directors in April 2026.

(4) In addition to the basic annual retainer, Ms. Long received a cash payment in lieu of RSUs considering regulatory requirements related to equity compensation in China.

(5) Mr. Madrigal received no cash compensation in fiscal year 2026, his cash compensation related to services rendered in April, May and June 2026 in the amount of $23,611, was paid in July 2026.

PROPOSAL 1:

Election of Directors

All of Tapestry's directors are elected each year at the Annual Meeting by the stockholders. We do not have staggered elections of our Board members. Eleven directors will be elected at this year's Annual Meeting. Each director's term lasts until the 2027 Annual Meeting of Stockholders and until his or her successor has been duly elected and qualifies. All of the nominees are currently members of Tapestry's Board. Directors will be elected by a majority of the total votes cast "FOR" and "AGAINST" each nominee. The Board recommends that you vote FOR each of the director nominees below.

If a nominee is unable to serve or for good cause will not serve as a director, the proxy holders may vote for another nominee proposed by the Board, or the Board may reduce the number of directors to be elected at the Annual Meeting. The following information is furnished with respect to each nominee for election as a director. The ages of the nominees are as of September 25, 2026.

✓ The Board of Directors unanimously recommends that you vote "**FOR**" each of the below nominees for director.

DIRECTOR NOMINEES

NAME	AGE	POSITION WITH TAPESTRY
ANNE GATES	66	Independent Chair of the Board of Directors
DARRELL CAVENS	53	Director
JOANNE CREVOISERAT	62	Director and Chief Executive Officer
DAVID ELKINS	58	Director
JOHANNA (HANNEKE) FABER	57	Director
THOMAS GRECO	68	Director
KEVIN HOURICAN	53	Director
ALAN LAU	51	Director
PAMELA LIFFORD	63	Director
ANNABELLE YU LONG	53	Director
MATTHEW MADRIGAL	50	Director

DIRECTOR QUALIFICATIONS, SKILLS AND EXPERIENCE

The Company does not set specific criteria for directors, except to the extent required to meet applicable legal, regulatory and stock exchange requirements, including the independence requirements of the SEC and the NYSE. Nominees for director will be selected on the basis of outstanding achievement in their personal careers, board experience, wisdom, integrity, ability to make independent, analytical inquiries, understanding of the business environment and willingness to devote adequate time to Board duties.

Proposal 1: Election of Directors

While the selection of qualified directors is a complex and subjective process that requires consideration of many intangible factors, the GN Committee believes that each director should have a basic understanding of (a) the principal operational and financial objectives, plans and strategies of the Company, (b) the results of operations and financial condition of the Company and its business and (c) the relative standing of the Company and its business in relation to its competitors. The Board believes that each of its current directors meets all of these qualifications, as well as the individual qualifications presented in each of their biographies.

As reflected in the following chart, we believe our director nominees offer a diverse range of key skills and experience to provide effective oversight of the Company and create long-term sustainable growth through successful execution of the Company's strategic initiatives.

EXPERIENCE	DARRELL CAVENS	JOANNE CREVOISERAT	DAVID ELKINS	HANNEKE FABER	ANNE GATES	THOMAS GRECO	KEVIN HOURICAN	ALAN LAU	PAMELA LIFFORD	ANNABELLE YU LONG	MATT MADRIGAL	TOTAL
Operating Experience												
Prior Public Company Experience (directorships or executive officer)	●	●	●	●	●	●	●			●	●	9
Executive Leadership												11
Current Public Company CEO		●		●			●					
Former Public Company CEO	●					●						
Other Senior Executive			●		●			●	●	●	●	
Financial / Accounting Experience												10
Financial Background (CFO, Treasurer, Accounting)		●	●		●							
Oversight Financial Functions / Other Significant Experience	●	●	●	●	●	●	●	●	●	●		
Investment Experience	●		●							●		
Industry Experience												
Artificial Intelligence (A.I.)	■	■	●	●	○	■	■	●	○		●	10
Cyber / Information Security	●	■	■	■	○	■	■	■			■	9
Entrepreneurial / Innovation	●	■	●	■	■	■		●	●	■	●	10
Global / International	■	■	●	●	■	■	●	●	●	■	●	11
Human Capital Management	■	■	■	■	■	■	●	■	■		●	10
Industry (Retail / Consumer Products)	●	●	●	●	■	●	●		●	■	●	10
Marketing & Branding	■	■	■	●	■	●	■	●	●		●	10
Mergers & Acquisitions	●	●	●	■	●	■	●	●		■	●	10
Supply Chain / Manufacturing	■	■	●	■	■	■	●				●	8
Technology / Digital / E-commerce	■	■	●	■	■	■	●	●	■	■	●	11
Corporate Responsibility												
Environmental		■	●	■	○	■	■		■		■	8
Social		■	●	■	■	■	■	■	■		■	9
Governance	■	■	●	■	■	■	■	■	■	■	●	11

● Direct Experience ■ Managing / Overseeing ○ Continuing Education



DARRELL CAVENS

INDEPENDENT

Age: 53 | **Director since** 2018 | **Committees:** Human Resources

Business Experience:

- President of New Ventures, Qurate Retail Group, retired (2017 – 2018)
- President and Chief Executive Officer, Zulily, Inc., (2009 – 2017)
- Director, SQL Server / BizTalk Server Microsoft, (2008 – 2009)
- Chief Technology Officer and Senior Vice President, Marketing, Blue Nile, Inc. (1999 – 2008)

Qualifications:
Mr. Cavens is qualified to serve as a director based on his experience as the chief executive officer and co-founder of a large, publicly-traded company, his strong background in online retailing, technology and data analytics and his understanding of the retail industry.

Education:
Mr. Cavens attended the University of Victoria.

U.S. Public Board Memberships:

Current
Match Group, Inc.

Previous (past five years)
Big Sky Growth Partners, Inc.

Other Experience and Community Involvement:

- Hawaii Preparatory Academy
- Vouched
- Brooks Running



JOANNE CREVOISERAT

Chief Executive Officer and Director

Age: 62 | **Director since** 2020

Business Experience:

- Tapestry, Inc. (2019 – Current)
  - Chief Executive Officer (2020 – Current); Chief Financial Officer (2019 – 2020)
- Abercrombie & Fitch Co. (2014 – 2019)
  - Executive Vice President and Chief Operating Officer (2017 – 2019); Chief Financial Officer (2014 – 2017)
- Prior 2014, Senior level finance positions at Kohl's, Wal-mart Stores and May Department Stores, including Chief Financial Officer, Filene's, Foley's and Famous-Barr

Qualifications:
Ms. Crevoiserat is uniquely qualified to serve as a director based on her experience in the management of the Company and oversight of strategic planning and operations, as well as her significant financial expertise and experience in the retail industry.

Education:
Ms. Crevoiserat is a summa cum laude graduate of the University of Connecticut with a Bachelor of Science.

U.S. Public Board Memberships:

Current
General Motors Co.

Other Experience and Community Involvement:

- Partnership for New York City, Inc.
- The Fashion Pact



DAVID ELKINS

INDEPENDENT

Age: 58 | **Director since** 2024 | **Committees:** Audit (Chair); Governance and Nominations

Business Experience:

- Executive Vice President and Chief Financial Officer, Bristol Myers Squibb Co. (2019 – Current)
- Executive Vice President and Chief Financial Officer, Celgene Corporation (2018 – 2019)
- Chief Financial Officer, Johnson & Johnson's (J&J) Consumer Products (2014 – 2017)
- Chief Financial Officer, Round Rock Research LLC (2012 – 2014)
- Executive Vice President and Chief Financial Officer, Becton Dickinson & Company (2008 – 2012)
- Vice President and Chief Financial Officer, North America & Global Marketing, AstraZeneca PLC (2001 – 2008)

Qualifications:

Mr. Elkins is qualified to serve as a director based on his experience as an executive officer of a large, publicly-traded consumer-facing company, his extensive financial background and M&A experience.

Education:

Mr. Elkins holds a Bachelor of Economics from the University of Delaware, an M.S. degree from the University of Pennsylvania, and an M.B.A. from Drexel University.



HANNEKE FABER

INDEPENDENT

Age: 57 | **Director since** 2021 | **Committees:** Audit

Business Experience:

- Chief Executive Officer, Logitech International S.A. (2023 – Current)
- Unilever PLC (2018 – 2023)
  - President Global Nutrition, (2022 – 2023); President Global Foods & Refreshment, Unilever PLC (2019 – 2022); President Europe, Unilever PLC (2018 – 2019)
- Royal Ahold Delhaize (2013 – 2017)
  - Chief Innovation & eCommerce Officer (2016 –2017); Chief Commercial Officer (2013 – 2016)
- Prior to 2013, Vice President and Global Leader, The Procter and Gamble Company

Qualifications:

Ms. Faber is qualified to serve as a director based on her experience as the chief executive officer of large global publicly-traded companies and her nearly 30 years of experience in technology, consumer goods and retail.

Education:

Ms. Faber holds a Bachelor of Journalism and Master of Business Administration from the University of Houston.

U.S. Public Board Memberships:

Current

Logitech International S.A.



ANNE GATES

INDEPENDENT CHAIR

Age: 66 | **Director since** 2017 | **Committees:** Audit; Governance and Nominations (Chair)

Business Experience:

- President, MGA Entertainment (2014 – 2017)
- The Walt Disney Company (1991 – 2012)
  - Executive Vice President and Chief Financial Officer for Disney Consumer Products; Managing Director for Disney Consumer Products Europe and Emerging Markets; Senior Vice President of Operations, Planning, and Analysis

Qualifications:

Ms. Gates is qualified to serve as a director and Board Chair based on her business acumen, financial literacy and her broad background in finance, marketing, strategy and business development, including growing international business, and her understanding of the retail and consumer products industries.

Education:

Ms. Gates holds a Bachelor of Arts in Mathematics from the University of California, Berkeley, and an M.Sc. in Operations Research from Columbia University.

U.S. Public Board Memberships:

Current

- The Kroger Company
- Raymond James Financial, Inc.

Other Experience and Community Involvement:

- Packard Foundation
- Save the Children
- Salzburg Global Seminar
- Public Media Group of Southern California PBS



THOMAS GRECO

INDEPENDENT

Age: 68 | **Director since** 2020 | **Committees:** Governance and Nominations; Human Resources (Chair)

Business Experience:
- Chief Executive Officer, FleetPride, Inc. (July 2025 – Current)
- Advance Auto Parts, Inc. (2016 – 2024)
  - Strategic Advisor at Advance Auto Parts, Inc. (2023 – 2024); Chief Executive Officer of Advance Auto Parts, Inc. (2016 – 2023)
- Chief Executive Officer of Frito-Lay North America unit of PepsiCo (2011 – 2016)
- Various leadership positions at The Procter & Gamble Company (1986 – 2011)

Qualifications:
Mr. Greco is qualified to serve as a director based on his extensive leadership experience, including his experience as a chief executive officer, and his background in strategy, supply chain and logistics.

Education:
Mr. Greco holds a Bachelor of Commerce from Laurentian University in Sudbury, Ontario and a Master of Business Administration from the Richard Ivey School of Business in London, Ontario.

U.S. Public Board Memberships:

Current
Wingstop Inc.

Previous (past five years)
- Centene Corporation
- Advance Auto Parts, Inc.

Other Experience and Community Involvement:
American Heart Association



KEVIN HOURICAN

INDEPENDENT

Age: 53 | **Director since** 2024 | **Committees:** Human Resources

Business Experience:
- Chair of the Board and Chief Executive Officer, Sysco Corporation (February 2020 – Current)
- Executive Vice President, CVS Health and President, CVS Pharmacy (2012 – 2020)
- Senior Vice President and Regional Director of Stores, Macy's, Inc. (2006 – 2012)

Qualifications:
Mr. Hourican is qualified to serve as a director based on his experience as the chief executive officer of a large, publicly-traded company as well as his strong operational and supply chain experience.

Education:
Mr. Hourican holds an undergraduate degree in Economics and a Master of Supply Chain Management from The Pennsylvania State University.

U.S. Public Board Memberships:

Current
Sysco Corporation

Other Experience and Community Involvement:
Greater Houston Partnership



ALAN LAU

INDEPENDENT

Age: 51 | **Director since** 2023 | **Committees:** Audit

Business Experience:

- Chairman of GROW Digital Wealth (2026 – Current)
- Chief Business Officer for Animoca Brands Corporation Ltd. (2022 – 2026)
- Chairman and CEO of Tencent WeSure (2016 – 2022)
- Various roles, most recent, Senior Partner; Asia head for McKinsey Digital (1997 – 2016)

Qualifications:
Mr. Lau is qualified to serve as a director based on his broad experience in engaging consumers across digital channels and leveraging technology and data analytics, as well as his deep knowledge of the important China market.

Education:
Mr. Lau holds a Master of Engineering from Oxford University.

Other Experience and Community Involvement:

- Vice-chair of M+ in Hong Kong
- Co-chair of the Asia committees at both Tate and The Guggenheim



PAMELA LIFFORD

INDEPENDENT

Age: 63 | **Director since** 2020 | **Committees:** Human Resources

Business Experience:

- President, Global Brands, Franchises, and Experiences, Warner Bros. Discovery (2016 – 2023)
- Executive Vice President, Global Licensing, Quiksilver (2013 – 2015)
- Executive Vice President, General Manager Global Fashion/Home/Infant - Disney Consumer Products, The Walt Disney Company (2000 – 2012)

Qualifications:
Ms. Lifford is qualified to serve as a director based on her unique and proven abilities to create global lifestyle brands through successful collaborations and her extensive experience in retail and licensing.



ANNABELLE YU LONG

INDEPENDENT

Age: 53 | **Director since** 2016

Business Experience:
- Founding and Managing Partner of BAI Capital (2021 – Current)
- Bertelsmann (2008 – Current)
  - Bertelsmann Group Management Committee (2011 – Current); Chief Executive Officer of Bertelsmann China Corporate Center (2008 – 2020); Managing partner of Bertelsmann Asia Investments (2008 – 2020)

Qualifications:
Ms. Long is qualified to serve as a director based on her insight about the Chinese consumer and knowledge of and experience with the media landscape in China, along with her track record of investing in digital and lifestyle companies.

Education:
Ms. Long holds a Bachelor of Electrical Engineering from the University of Electronic Science and Technology in China and an MBA from Stanford Graduate School of Business

U.S. Public Board Memberships:

Current
- The Estée Lauder Companies Inc.
- Nio Inc.
- LexinFintech Holdings Ltd.

Other Experience and Community Involvement:
- The Hongkong and Shanghai Banking Corporation Limited, Independent Director
- Limon Media Limited, Independent Director
- Governor of China Venture Capital and Private Equity Association



MATTHEW MADRIGAL

INDEPENDENT

Age: 50 | **Director since** 2026

Business Experience:
- Pinterest (2024 – Current)
  - Chief Product and Technology Officer of Pinterest (2026 – Current); Chief Technology Officer of Pinterest Inc. (2024-2026)
- Vice President and General Manager, Merchant Shopping at Google LLC (2020 – 2024)

Qualifications:
Mr. Madrigal is qualified to serve as a director based on his extensive experience in product management and technology leadership at large-scale digital platforms, including his expertise in leveraging technology to drive consumer engagement and e-commerce innovation.

Education:
Mr. Madrigal holds a Bachelor of Science from the University of California, Berkeley.

PROPOSAL 2:

Ratification of Appointment of Our Independent Registered Public Accounting Firm

This section should be read in conjunction with the **Audit Committee Report** presented below.

RATIFICATION OF APPOINTMENT OF AUDITORS; ATTENDANCE AT MEETINGS

The Audit Committee of Tapestry's Board has appointed Deloitte & Touche LLP ("D&T") as our independent registered public accounting firm for fiscal year 2027. We are asking stockholders to ratify the appointment of D&T as our independent registered public accounting firm at the Annual Meeting. Representatives of D&T are expected to be present at the virtual Annual Meeting. They will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Our Bylaws do not require that the stockholders ratify the appointment of D&T as our independent auditors. However, we are submitting the appointment of D&T to the stockholders for ratification as a matter of good corporate practice. If the stockholders do not ratify the appointment, the Audit Committee will consider this fact when it appoints the independent auditors for the fiscal year ending July 1, 2028 ("fiscal year 2028"). Even if the appointment of D&T is ratified, the Audit Committee retains the discretion to appoint a different independent auditor at any time if it determines that such a change is in the best interests of the Company. At this time, the Board and the Audit Committee believe that the continued retention of D&T to serve as our independent auditors is in the best interests of the Company.

Ratification of the appointment of D&T requires "FOR" votes from a majority of the votes cast on the matter at the Annual Meeting.

✓ The Board of Directors unanimously recommends that you vote "**FOR**" the ratification of D&T as our independent registered public accounting firm for fiscal year 2027.

FEES FOR AUDIT AND OTHER SERVICES

The aggregate fees for professional services rendered by D&T for the fiscal years ended June 27, 2026 and June 28, 2025 were approximately as follows:

	FISCAL YEAR 2025	FISCAL YEAR 2026
Audit Fees(1)	$5,908,000	$6,568,000
Audit-Related Fees(2)	353,000	205,000
Tax Fees(3)	1,010,000	715,000
All Other Fees(4)	—	4,000

(1) Audit fees are fees billed for professional services for the audit of the Company's annual financial statements, including fees related to the review of the interim financial information included in quarterly reports, and services that are normally provided by D&T in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." These services include an audit of the employee benefit plan and other agreed-upon procedures.

(3) Tax fees are fees billed for professional services for tax compliance, tax planning and tax advisory services.

(4) All other fees are fees billed for any service that did not constitute audit fees, audit-related fees or tax fees. This includes fees for a subscription to an online research tool.

AUDIT COMMITTEE PRE-APPROVAL POLICY

The Audit Committee is responsible for approving audit fees and is required to pre-approve all services provided by the independent auditors to assure that these services do not impair the auditor's independence. Under the Audit Committee pre-approval policy for external auditors (the "Policy"), updated in 2016 and ratified in 2025, the Audit Committee must pre-approve all audit and non-audit services provided by the independent auditor. The Policy sets forth the procedures and conditions for such pre-approval of services to be performed by the independent auditor. The Policy utilizes both a framework of general pre-approval for certain specified services and specific pre-approval for all other services. Services that do not meet the Policy will require specific review and approval by the Audit Committee. In addition, when the scope of services being provided (and the related fees) meaningfully change, Tapestry and the independent auditors will provide an update to the Audit Committee. All services described in the table above have been approved by the Audit Committee or the Audit Committee Chair through the Policy or on an engagement-by-engagement basis.

The Audit Committee considered the services listed above to be compatible with maintaining D&T's independence.

Audit Committee Report

The Audit Committee (the "Audit Committee") of the Board of Directors of Tapestry, Inc. ("Tapestry") is responsible for overseeing Tapestry's accounting and financial reporting principles and policies, financial statements and the independent audit thereof and Tapestry's internal audit controls and procedures. The Audit Committee is also responsible for selecting and evaluating the independence of Tapestry's independent auditors and for pre-approving the audit and non-audit services rendered by the independent auditors. Management has the primary responsibility for the financial statements and the reporting process, including Tapestry's systems of internal controls. The independent auditors are responsible for auditing the annual consolidated financial statements prepared by management and expressing an opinion as to whether those financial statements conform with accounting principles generally accepted in the United States of America as well as expressing an opinion on the effectiveness of internal control over financial reporting.

The Audit Committee reviewed and discussed the audited consolidated financial statements for the fiscal year ended June 27, 2026 with management and Tapestry's independent auditors. These discussions included a review of the reasonableness of significant judgments, the quality, not just acceptability, of Tapestry's accounting principles and such other matters as are required to be discussed with the Audit Committee. Tapestry's independent auditors discussed their independence and also provided to the Audit Committee the written disclosures required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence. The Audit Committee has discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission ("SEC").

Based upon the review and discussions described in this report, the Audit Committee recommended to the Board of Directors of Tapestry that the audited financial statements be included in Tapestry's Annual Report on Form 10-K for the fiscal year ended June 27, 2026 that has been filed with the SEC.

Audit Committee

DAVID ELKINS, CHAIR
ANNE GATES
HANNEKE FABER
ALAN LAU

Executive Officers

The following table sets forth information regarding each of Tapestry's executive officers as of September 25, 2026:

NAME	AGE	POSITION
JOANNE CREVOISERAT[(1)]	62	Chief Executive Officer
DAVID HOWARD	51	Chief Legal Officer and Secretary
TODD KAHN	62	Chief Executive Officer and Brand President, Coach
DENISE KULIKOWSKY	58	Chief People Officer
SCOTT ROE	61	Chief Financial Officer and Chief Operating Officer

(1) Information regarding Ms. Crevoiserat is listed under **Proposal No. 1: Election of directors**.

David Howard has served as the Company's Chief Legal Officer and Secretary since August 2025, after having served as the Company's General Counsel and Secretary since 2020. He previously served as Senior Vice President, Deputy General Counsel from August 2018 through May 2020 and held several key roles in the Legal Department since joining the Company in January 2011. Prior to joining the Company, Mr. Howard served as Associate General Counsel at Mirant Corporation from 2008 to 2011, was a corporate attorney at Arnall Golden Gregory, LLP from 2002 to 2008, and practiced public accounting with Arthur Andersen LLP from 1997 to 1999. Mr. Howard holds Bachelor and Master of Science degrees in Accounting from Wake Forest University and a Juris Doctor from the University of Georgia School of Law. Mr. Howard is also a Certified Public Accountant.

Todd Kahn has served as Chief Executive Officer and Brand President, Coach since April 2021 after having served as the Interim Chief Executive Officer and Brand President since July 2020 and having led the revenue generating business units of the brand since March 2020. He joined the Company as Senior Vice President, General Counsel and Secretary in January 2008 and held a number of successively senior roles, including President and Chief Administrative Officer from May 2016 until April 2021. Prior to joining the Company, Mr. Kahn held leadership positions at several public and private companies. Mr. Kahn holds a Bachelor of Science degree from Touro College and a Juris Doctor from Boston University Law School.

Denise Kulikowsky has served as Chief People Officer since joining the Company in October 2023. She previously worked at Party City Holdings Inc. from 2018 to 2023, serving first as the Chief Human Resources Officer and then as the Chief People and Administrative Officer. From 2015 to 2018, Ms. Kulikowsky was the Vice President, Global Human Resources for The Estée Lauder Companies Inc. Prior to joining The Estée Lauder Companies, she held several senior human resources positions at Gap Inc. Ms. Kulikowsky holds a Bachelor of Science degree in Psychology from Fordham University and a Master's degree in Counseling from The University of Pennsylvania.

Scott Roe has served as Chief Financial Officer since joining the Company in June 2021, and as Chief Financial Officer and Chief Operating Officer since August 2022. He also served as Head of Strategy from June 2021 until August 2022. Mr. Roe joined the Company from VF Corporation, where he served as Chief Financial Officer since April 2015, and as Executive Vice President since March 2019. Prior to his appointment as CFO in 2015, Mr. Roe served in a number of senior management positions since joining VF Corporation in 1996. Before joining VF Corporation, Mr. Roe worked in the OEM Automotive and Basic Materials industries after beginning his career at Ernst & Young. Mr. Roe holds a Bachelor of Science degree in Accounting from the University of Tennessee.

Tapestry Stock Ownership by Certain Beneficial Owners and Management

The table below presents information, as of August 31, 2026, except as otherwise noted below, with respect to the beneficial ownership of Tapestry's common stock by each stockholder known to us to be the beneficial owner of more than 5% of our common stock, each director and director nominee, our NEOs, and all directors and executive officers as a group. Except as otherwise noted, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The beneficial ownership percentages set forth in the table below are based on 199,750,422 shares of Tapestry common stock outstanding as of August 31, 2026. Unless otherwise indicated, the address of each individual listed below is c/o Tapestry, Inc., 10 Hudson Yards, New York, New York 10001.

In general, "beneficial ownership" by an individual or entity includes those shares an individual or entity has the power to vote or the power to transfer, and stock options or other derivative securities that are exercisable currently or will become exercisable within 60 days; however, shares exercisable within 60 days are not considered outstanding for purposes of computing the percentage of ownership of any other individual or entity. Where indicated, the beneficial ownership described below includes share unit balances held under Tapestry's stock incentive plans and Non-Qualified Deferred Compensation Plan for Outside Directors. The value of share units and share equivalents mirrors the value of Tapestry's common stock. The amounts ultimately realized by the directors will reflect all changes in the market value of Tapestry common stock from the date of deferral or accrual until the date of payout. The share equivalents do not have voting rights but are credited with dividend equivalents, if any, which will be forfeited if the underlying award forfeits.

BENEFICIAL OWNER	SHARES OWNED	PERCENT OF CLASS (%)
BLACKROCK, INC[(1)]	16,314,226	8.17
VANGUARD CAPITAL MANAGEMENT LLC[(2)]	14,896,730	7.46
JOANNE CREVOISERAT[(3)]	1,741,293	*
SCOTT ROE[(4)]	169,664	*
TODD KAHN[(5)]	296,928	*
DAVID HOWARD[(6)]	55,353	*
DENISE KULIKOWSKY[(7)]	14,742	*
DARRELL CAVENS[(8)]	86,197	*
DAVID ELKINS[(9)]	10,642	*
HANNEKE FABER[(10)]	40,227	*
ANNE GATES[(11)]	71,416	*
THOMAS GRECO[(12)]	29,612	*
KEVIN HOURICAN[(13)]	10,642	*
ALAN LAU[(14)]	7,769	*
PAMELA LIFFORD[(15)]	42,424	*
ANNABELLE YU LONG[(16)]	—	*
MATTHEW MADRIGAL[(17)]	—	
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (15 PEOPLE)[(18)]	2,576,909	1.28

* Less than 1%.

(1) BlackRock, Inc. ("BlackRock"), as of December 31, 2025, possessed sole voting power with respect to 15,313,107 shares of common stock, and sole dispositive power with respect to 16,314,226 shares of common stock, based on a Schedule 13G/A filed with the SEC on January 21, 2026. BlackRock is located at 50 Hudson Yards New York, NY 10001.

(2) Vanguard Capital Management LLC ("VCM") as of March 31, 2026, possessed sole voting power with respect to 1,740,916 shares of common stock and sole dispositive power with respect to 14,896,730 shares of common stock, respectively, based on a Schedule 13G filed with the SEC on April 30, 2026. The Schedule 13G states that it excludes securities, if any, beneficially owned by other VCM subsidiaries, affiliates or business divisions whose ownership is disaggregated from the VCM reporting business units in accordance with SEC Release No. 34-39538 (January 12, 1998). VCM is located at 100 Vanguard Blvd. Malvern, PA, 19355.

(3) Includes 1,182,968 shares of common stock that may be purchased within 60 days of August 31, 2026 pursuant to the exercise of options.

(4) Includes 100,679 shares of common stock that may be purchased within 60 days of August 31, 2026 pursuant to the exercise of options.

(5) Includes 225,572 shares of common stock that may be purchased within 60 days of August 31, 2026 pursuant to the exercise of options.

(6) Includes 33,148 shares of common stock that may be purchased within 60 days of August 31, 2026 pursuant to the exercise of options.

(7) Includes 9,036 shares of common stock that may be acquired within 60 days of August 31, 2026 pursuant to the exercise of options.

(8) Includes 58,282 shares of common stock that may be acquired within 60 days of August 31, 2026 pursuant to the exercise of options.

(9) Includes 5,280 shares of common stock that may be acquired within 60 days of August 31, 2026 pursuant to the exercise of options.

(10) Includes 28,346 shares of common stock that may be acquired within 60 days of August 31, 2026 pursuant to the exercise of options.

(11) Includes 50,710 shares of common stock that may be acquired within 60 days of August 31, 2026 pursuant to the exercise of options.

(12) Includes 10,302 shares of common stock that may be acquired within 60 days of August 31, 2026 pursuant to the exercise of options.

(13) Includes 5,280 shares of common stock that may be acquired within 60 days of August 31, 2026 pursuant to the exercise of options.

(14) Mr. Lau has no shares of common stock that may be acquired within 60 days of August 31, 2026 pursuant to the exercise of options.

(15) Includes 28,764 shares of common stock that may be acquired within 60 days of August 31, 2026 pursuant to the exercise of options.

(16) Ms. Long receives cash payments, in lieu of equity awards, due to complex regulatory requirements related to equity compensation in China.

(17) Mr. Madrigal joined the Board of Directors in April 2026.

(18) Reflects ownership of all directors and the Company's executive officers as a group. Includes 1,738,367 shares subject to options exercisable within 60 days of August 31, 2026.

PROPOSAL 3:

Advisory Vote to Approve the Company's Executive Compensation

The Board is committed to sound compensation governance and recognizes the interest of stockholders in executive compensation matters. On an annual basis, we provide our stockholders with an opportunity to cast an advisory vote to approve the compensation of our Named Executive Officers, or NEOs, as described in the **Compensation Discussion and Analysis** section beginning on page 36 and the **Executive Compensation** section beginning on page 59 in this proxy statement.

As this is an advisory vote, the result will not be binding on the Company, the Board or the HR Committee. However, the Board and HR Committee value the opinions expressed by our stockholders through their vote on this proposal, and the HR Committee will take into account the outcome of the advisory vote when evaluating the effectiveness of our compensation policies and practices and when making future compensation decisions for NEOs.

At our 2025 Annual Meeting of Stockholders, approximately 90% of the votes cast were in favor of our advisory vote on executive compensation. The HR Committee believes this result reflected strong stockholder support for our executive compensation programs and decisions.

We believe our people are our greatest differentiator and our executive compensation programs are designed to attract, motivate and retain individuals who are critical to our success. Tapestry's pay-for-performance philosophy regarding executive compensation is straightforward: reward our executives for their contributions to the Company's annual and long-term performance by tying a significant portion of their total compensation to key business drivers and stockholder value. Reflecting this philosophy, a significant portion of executive compensation is subject to increase when results exceed target, reduction when results fall below target and elimination if results do not achieve a threshold level of performance.

The variable short-term and long-term incentive plans are designed to incentivize and reward management for delivering results that prioritize sustainable brand health and maximize stockholder value creation.

We believe the Tapestry compensation programs are deserving of stockholder support. Stockholders are urged to read the **Executive Compensation** and **Compensation Discussion and Analysis** sections of this proxy statement, which describe our executive compensation philosophy and programs in greater detail, as well as compensation decisions made by the HR Committee for our NEOs with respect to fiscal year 2026.

SAY ON PAY PROPOSAL

The Board recommends that stockholders vote FOR the following resolution:

"RESOLVED, that the stockholders approve, on an advisory non-binding vote basis, the compensation of the Company's Named Executive Officers, as discussed and described in the proxy statement for the 2026 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, set forth in Item 402 of Regulation S-K, including the Compensation Discussion and Analysis and the accompanying executive compensation tables and narrative discussion."

Adoption of the above resolution requires "FOR" votes from a majority of the votes cast on the matter at the Annual Meeting.

✓ The Board of Directors unanimously recommends that you vote "**FOR**" the resolution approving the compensation of our Named Executive Officers.

PROPOSAL 4:

Advisory Stockholder Proposal to Permit Stockholder Action by less than Unanimous Written Consent

The following stockholder proposal has been submitted by The Accountability Board, Inc. ("TAB"). TAB's address and stockholdings will be provided by us promptly upon oral or written request made to the Secretary of the Company. TAB has advised the Company that it intends to present the proposal at the Annual Meeting. The proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of TAB. The text of the following proposal and supporting statement are included exactly as submitted by TAB, and the Company is not responsible for any inaccuracies contained therein.

Stockholder Proposal and Supporting Statement

RESOLVED: Shareholders ask the Board to take the necessary steps to permit action by written consent of the holders of outstanding common stock having at least the number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted.

SUPPORTING STATEMENT:

Written consents let shareholders approve corporate action without having to wait for an annual or special meeting, thereby saving time and resources while ensuring a critical year-round accountability tool.

Shareholders being able to act by written consent is widely recognized as good governance.

Institutional Shareholder Services (ISS) has reported that an "inability to act via written consent can block potential benefits to shareholders" while the ability to do so can "enhance the rights of the company's shareholders," Glass Lewis "strongly supports the right of shareholders to effect change at their portfolio companies including by acting by written consent," and BlackRock says shareholders "should have the right to solicit votes by written consent."

Maryland law (under which Tapestry is incorporated) lets shareholders act in lieu of a meeting with *unanimous* consent. But in a publicly traded corporation with widely dispersed ownership, that requirement renders the right effectively impossible to exercise and therefore meaningless in practice.

For instance, a single stockholder owning just one share could block a consent action approved by literally all others.

Fortunately, the law allows companies to specify a lower threshold—which Tapestry should do.

Of course, we know Tapestry shareholders can already call special meetings. But the *majority* threshold required to exercise that right is prescriptively high. And even if the threshold was lower, the two rights serve very different purposes: special meetings facilitate deliberation, while written consent allows shareholders to act efficiently when majority consensus already exists—that is, without the cost, delay, and administrative burden of convening a meeting.

Just a small sample of major companies whose shareholders can call special meetings *and whose proxy statements have touted the fact that their shareholders can also act by written consent* includes JP Morgan Chase, Labcorp, Northrop Grumman, Mattel, Wendy's, Kraft Heinz, Motorola Solutions, Capital One, Ecolab, Cisco, Campbell Soup, Oracle, and Apple.

In fact, with Tapestry director Kevin Hourican as its Board Chair, Sysco listed among its governance "highlights" that its shareholders can call special meetings and, explicitly, that, "Stockholders having at least the minimum voting power required to take a corporate action [i.e., not unanimously] may do so by a written consent."

Similarly, Raymond James (with Tapestry governance committee member Anne Gates as its own governance committee chair) and Centene (with Tapestry governance committee member Thomas Greco on its governance committee) have both called their shareholders' ability to call special meetings—with just a 10% threshold, no less—*and* act by (less then unanimous) written consent "highlights" of their corporate governance.

Tapestry shareholders should also have this right, and we believe this proposal's adoption is clearly warranted. Thank you.

TAPESTRY BOARD STATEMENT IN RESPONSE TO PROPOSAL 4

Our Board believes that Tapestry's existing governance framework already provides stockholders with important rights and meaningful accountability tools, including:

- the right of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on a matter to call a special meeting, which provides stockholders with a mechanism to raise matters and act between annual meetings;
- a proxy access bylaw, which provides an avenue for eligible stockholders to include director nominees in the Company's proxy materials;
- the right of stockholders to nominate director candidates and propose business at annual and special meetings pursuant to the Company's advance notice bylaws;
- the right of eligible stockholders to submit proposals for inclusion in the Company's proxy materials in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended;
- annual election of all directors;
- a majority vote standard for uncontested director elections;
- the ability of stockholders representing a majority of outstanding shares entitled to vote to amend our Bylaws; and
- active year-round engagement with stockholders on governance and other matters of importance.

While the Board does not believe that implementing less than unanimous written consent is necessary at this time, it values stockholder input and will consider the voting results and related feedback. Proposal 4 is advisory only. If approved, implementation would require further Board consideration and stockholder approval of amendments to Tapestry's charter.

The Board is not opposing this proposal and makes no voting recommendation to stockholders. The Board looks forward to receiving stockholder input on this matter.

Compensation Discussion and Analysis

This **Compensation Discussion and Analysis** describes the compensation program for our NEOs for fiscal year 2026:

NAME	TITLE
JOANNE CREVOISERAT	Chief Executive Officer
SCOTT ROE	Chief Financial Officer and Chief Operating Officer
TODD KAHN	Chief Executive Officer and Brand President, Coach
DAVID HOWARD	Chief Legal Officer and Secretary
DENISE KULIKOWSKY	Chief People Officer

This **Compensation Discussion and Analysis** is divided into the following sections:

	PAGE
EXECUTIVE SUMMARY	**37**
WHAT WE PAY AND WHY	**40**
FISCAL YEAR 2026 COMPENSATION	**43**
OTHER COMPENSATION AND BENEFIT ELEMENTS	**52**
COMPENSATION DECISION MAKING PROCESS	**53**
ADDITIONAL INFORMATION	**55**

EXECUTIVE SUMMARY

FISCAL YEAR 2026 PERFORMANCE

In fiscal year 2026, the Company meaningfully exceeded expectations, and achieved the Tapestry revenue, operating margin, and EPS commitments we established at our September 2025 Investor Day — two years ahead of plan. We delivered strong growth and record results while continuing to invest in our brands, our people, and the capabilities that will shape our future. We continued to evolve our Amplify strategy by delivering creativity, value, and relevance at scale and strengthening our connection with consumers. We also returned $1.7 billion to stockholders through our dividend and share repurchase programs in fiscal year 2026, driving a total shareholder return of approximately 70%.

FINANCIAL RESULTS

Select Tapestry, Inc. fiscal year 2026 financial results include:

	FISCAL YEAR 2026 RESULTS[1] ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)			
MEASURE	GAAP	NON-GAAP [2]	CHANGE VERSUS FISCAL YEAR 2025 ON A GAAP BASIS	CHANGE VERSUS FISCAL YEAR 2025 ON A NON-GAAP BASIS [2]
Net sales	$ 8,004.2	$ 7,930.9	14.2 %	16.7 %
Diluted earnings per share	$ 7.27	$7.05	NM	38.3 %
Annual cash dividend	$1.60 per share as of June 27, 2026		+$0.20 per share since fiscal year 2025	
Total Shareholder return[3]		1 year: 69.78%		3 year: 266.94%

NM - Not Meaningful

(1) See **Appendix A** for a reconciliation of non-GAAP financial measures to our results as reported under Generally Accepted Accounting Principles ("GAAP").

(2) Non-GAAP revenue / growth vs. fiscal year 2025 presented on a pro forma constant currency basis, which excludes the net sales of the Stuart Weitzman Business.

(3) Total Shareholder Return ("TSR") as of June 27, 2026 and includes dividends reinvested.

FISCAL YEAR 2026 KEY COMPENSATION ACTIONS

As we entered fiscal year 2026, we maintained our executive compensation philosophy and pay-for-performance framework while making select enhancements to better align executive compensation with the market and our long-term strategic objectives. Consistent with our practice since fiscal year 2023, we did not provide automatic annual base salary increases for our executive officers. Instead, we continued to make focused compensation adjustments based on market benchmarking and individual circumstances. In fiscal year 2026, we approved increases to the salary, target annual incentive opportunities, and equity award opportunities of certain executive officers to better align their compensation with competitive market levels and reflect increased responsibilities.

We revised our incentive design by eliminating the annual incentive plan modifier to focus exclusively on financial performance, thereby simplifying the plan and leveraging the impact between objectively measured operational excellence and earned bonuses. For our annual long-term incentive program, we increased the weighting of PRSUs from 40% to 50% of the annual LTI mix, resulting in a mix of 50% PRSUs, 25% stock options and 25% RSUs. In addition, beginning with the fiscal year 2026 PRSU awards, the sales metric will measure performance annually for each year of the three-year performance period based on formulaic annual growth goals set at the beginning of the three-year cycle, and the annual results will be averaged to determine the ultimate payout, if any. Collectively, these actions serve to further reinforce the alignment between executive compensation, Company performance and long-term stockholder value creation.

We also enhanced our stock ownership guidelines to further strengthen alignment with stockholders and market practice. Among other changes, stock options no longer count toward satisfaction of the ownership requirements, and credit for unvested equity is limited to RSUs and PRSUs for which the applicable performance period has been completed. We also increased the CEO's stock ownership requirement from 5x to 6x base salary.

Finally, as previously disclosed in our 2025 Proxy Statement, the HR Committee approved a one-time special equity award, with a grant value of $15 million, for Ms. Crevoiserat, Tapestry's CEO. In approving the award, the HR Committee considered (i) Ms. Crevoiserat's sustained high performance, strategic leadership and demonstrated record of creating stockholder value, (ii) the importance of ensuring her continued leadership, motivation and alignment as Tapestry executes its ambitious long-term growth strategy, and (iii) the importance of creating a runway for the Board to thoughtfully execute its long-term talent retention and succession planning objectives. To foster alignment with long-term stockholder value creation, the special award is structured as 100% equity-based, consisting of an equal mix of performance-based and time-based equity that is subject to cliff-vesting on the third anniversary of the grant date. The HR Committee and the independent members of the Board unanimously determined that granting the special award was in the best interest of the Company and its stockholders and that the amount and terms of the award support our human capital and broader financial and strategic objectives. The CEO special award is discussed in greater detail in this CD&A. In determining the $15 million grant date value, the Committee considered numerous factors including market precedent among similar companies with comparable talent and succession planning objectives, the value of the award and potential gains relative to our CEO's currently outstanding awards and target annual award opportunity.

PERFORMANCE-BASED COMPENSATION

Our financial results in fiscal year 2026 meaningfully exceeded expectations.

- At the enterprise level, Tapestry substantially outperformed the performance goals established by the HR Committee, exceeding maximum performance levels. As a result, the Tapestry component of our NEOs' FY2026 Annual Incentive Plan awards paid out at 200% of target.
- Results for the Coach brand also exceeded maximum performance levels, and therefore Mr. Kahn earned 200% of target payout for the Coach brand portion of his 2026 AIP results.
- At the beginning of fiscal year 2024, the HR Committee granted annual PRSUs to approximately 50 corporate leaders, including our NEOs, tied to cumulative sales, average return on invested capital, and relative total shareholder return for fiscal years 2024-2026 (the "FY24-26 Annual PRSUs"). Performance under the FY24-26 Annual PRSUs substantially exceeded target levels. As a result, our NEOs earned shares equal to 173.8% of target under these awards.

The following table summarizes the status of NEO incentive plan awards as of the end of fiscal year 2026:

GRANT/ PAY DATE	AWARD TYPE	PERFORMANCE PERIOD (FISCAL YEARS)	NAMED EXECUTIVE OFFICERS	PERFORMANCE TARGETS ☐ = IN PROGRESS ☒ = NOT ACHIEVED ☑ = ACHIEVED	PAYOUT AS A % OF TARGET
August 2026	Annual Incentive Plan	2026	**JOANNE CREVOISERAT** **SCOTT ROE** **DAVID HOWARD** **DENISE KULIKOWSKY**	☑ Tapestry Sales ☑ Tapestry Operating Income ☑ Tapestry Gross Margin	Performance Period Complete: **200% Payout**
August 2026	Annual Incentive Plan	2026	**TODD KAHN**	☑ Tapestry Sales ☑ Tapestry Operating Income ☑ Tapestry Gross Margin ☑ Coach Sales ☑ Coach Operating Income ☑ Coach Gross Margin	Performance Period Complete: **200% Payout**
August 2023	Annual PRSU	2024 - 2026	**JOANNE CREVOISERAT** **SCOTT ROE** **TODD KAHN** **DAVID HOWARD** **DENISE KULIKOWSKY**[(1)]	☑ Tapestry Sales ☑ Relative TSR ☑ Tapestry Average Return on Invested Capital (ROIC)	Performance Period Complete: **173.8% Payout**
August 2024	Annual PRSU	2025 - 2027	**JOANNE CREVOISERAT** **SCOTT ROE** **TODD KAHN** **DAVID HOWARD** **DENISE KULIKOWSKY**	☐ Tapestry Sales ☐ Relative TSR ☐ Tapestry Average Return on Invested Capital (ROIC)	Performance Period In Progress
August 2025	Annual PRSU	2026 - 2028	**JOANNE CREVOISERAT** **SCOTT ROE** **TODD KAHN** **DAVID HOWARD** **DENISE KULIKOWSKY**	☐ Tapestry Sales ☐ Relative TSR ☐ Tapestry Average Return on Invested Capital (ROIC)	Performance Period In Progress
August 2025	Special PRSU	2026 - 2028	**JOANNE CREVOISERAT**	☐ Earnings Per Share	Performance Period In Progress

(1) Ms. Kulikowsky was not employed by Tapestry at the time of the August 2023 grant and, therefore, received the FY24-26 Annual PRSUs on November 1, 2023, following her hire. The same performance results will apply to her award when it vests on November 1, 2026.

STOCKHOLDER ENGAGEMENT AND RESULTS OF STOCKHOLDER ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Ahead of the 2025 Annual Meeting of Stockholders, we reached out to approximately 40 stockholders, representing approximately 64% of shares outstanding. Although our investors did not express concerns in advance of our 2025 Annual Meeting of Stockholders, we continued to engage with our stockholders on a number of issues throughout fiscal year 2026 to understand their perspectives on the Company's executive compensation program and other items of interest or concern. Our stockholders expressed support for our overall executive compensation program.

At our 2025 Annual Meeting of Stockholders, approximately 90% of the votes cast were in favor of our advisory vote on executive compensation. Management and the HR Committee reviewed our stockholders' affirmative 2025 Say on Pay vote and believe it indicates strong support for our current executive compensation program and practices.

Because the HR Committee viewed the 2025 result and the input received from investors as an affirmation of our pay-for-performance philosophy and overall program design, it maintained the core structure of our executive compensation program for fiscal year 2026, while making the targeted enhancements described in this CD&A (including eliminating the AIP operational modifier and increasing the weighting of PRSUs to 50% of the annual long-term incentive mix) to further strengthen the alignment of pay with performance and long-term shareholder value creation.

Our engagement with stockholders is valuable and informative and we intend to continue discussions to further understand our investors' perspectives on our executive compensation program and other governance matters.

EXECUTIVE COMPENSATION PRACTICES

Tapestry's executive compensation philosophy is focused on pay for performance and reflects governance practices that align with the needs of our business.

Below is a summary of compensation practices we have adopted to drive performance and to align with stockholder interests, alongside those practices we do not employ.

WHAT WE DO	WHAT WE DON'T DO
✔ Pay for Performance.	✖ No Excise Tax Gross-Ups Upon Change in Control.
✔ Stock Ownership Policy for NEOs.	✖ No Excessive Executive Perquisites.
✔ Double Trigger Equity Acceleration upon a Change-in-Control.	✖ No Tax Gross-Ups on Perquisites or Benefits, other than Standard Relocation Costs.
✔ Independent Compensation Consultant retained by HR Committee.	✖ No Payment of Dividends on Unvested Long-term Incentives.
✔ Regular Review of Share Utilization with Burn Rate of .6% in fiscal year 2026.	✖ No Repricing of Underwater Stock Options without Stockholder Approval.
✔ Maintain Clawback Policies that Apply to Both Section 16 officers and a Broader Group of Key Executives.	✖ No Inclusion of Long-term Incentive Awards in Severance or Retirement Benefit Calculations.
✔ Minimum Required Notice Period for voluntary resignations of NEOs.	✖ No Permitted Hedging, Short Sales or Derivative Transactions in Company stock.
✔ Balance of Short and Long-term Performance Metrics.	✖ No Guaranteed or Automatic Annual Salary Increases for NEOs.
✔ Annual Say on Pay Vote.	✖ No Fixed Term or Evergreen NEO Employment Agreements.
✔ Regular Stockholder Outreach.	

WHAT WE PAY AND WHY

COMPENSATION PROGRAM OBJECTIVES

We are focused on driving healthy and durable growth through our Amplify strategy. Through intentional choices, disciplined execution, and an unwavering focus on the consumer, we have built a stronger, more focused organization. These strengths enable us to deliver creativity, value, and relevance at scale, deepening our connections with consumers globally. We are confident our advantages will continue to compound, driving durable growth and long-term stockholder value.

Our compensation programs are aligned with this objective: we deliver a market-competitive level of fixed compensation with the opportunity for above-average rewards when the Company and the executive exceed our performance objectives. The compensation program for Tapestry's NEOs is designed to serve the following goals:

- reward performance, with performance-based pay constituting a majority of total compensation;
- support the attainment of the Company's short- and long-term strategic and financial objectives;
- align NEOs' interests with those of our stockholders and encourage ownership of Company stock by our NEOs;
- reward NEOs for achieving the challenging financial and strategic targets that we believe ultimately will drive stockholder value;
- enable us to attract, retain and reward the best talent in the luxury retail industry, which is necessary to profitably grow our business and drive stockholder value; and
- be competitive with our peer companies.

ELEMENTS OF COMPENSATION

Compensation for our NEOs includes both fixed and performance-based components, with an emphasis on performance-based elements to support the objectives listed above. We consider a component to be performance-based if the amount eventually earned or paid varies based on one or more elements of the Company's financial performance (e.g., sales, operating income, gross margin, etc.), operational measures or stock price appreciation. Performance-based components are designed so that above-plan performance is rewarded with above-target payouts and vice versa. The fixed components of compensation are designed to be competitive and are typically a minority portion of the total mix of each executive's compensation package. We do not attempt to align each element of compensation to specific peer company percentiles or ratios; rather, peer company data is one of several factors considered by the HR Committee when determining executive compensation. See **Compensation Decision Making Process** for details.

The following table briefly describes each element of compensation. A detailed explanation of each component for fiscal year 2026 is provided in the next section, **Fiscal Year 2026 Compensation**.

COMPENSATION COMPONENT	REASON TO PROVIDE	PERFORMANCE BASED	NOT-PERFORMANCE BASED	VALUE LINKED TO STOCK PRICE	VALUE LINKED TO OPERATING RESULTS
Annual Incentive: AIP	Rewards for achieving the annual financial performance goals established by the HR Committee early in each fiscal year.	✔			✔
Long-term Incentive: PRSUs	Granted to drive focus on Tapestry's long-term performance, align executive rewards with stockholders and link explicitly to achievement of long-term value creation. To maximize TSR growth, a portion of the Annual PRSU is tied to relative TSR.	✔		✔	✔
Long-term Incentive: RSUs	Granted to encourage retention. Although the number of shares earned is fixed, provided the executive is still employed, their value rises and falls with the price of our common stock, adding a performance element.		✔	✔	
Long-term Incentive: Stock Options	Granted to drive focus on Tapestry's long-term performance and align executive rewards with stockholders on an absolute basis. Stock options have value only when our stock price increases from the price on the date of grant so they are a tool to support Tapestry's success and growth; we utilize stock options because of this strong pay for performance relationship.	✔		✔	
Base Salary	Competitive base salaries are necessary to attract and retain qualified, high-performing executives. Prior experience, scope of responsibility and performance are key elements considered in setting base salaries.		✔		
Benefits & Limited Perquisites	Competitive benefits and modest perquisites are necessary to attract and retain qualified, high-performing executives.		✔		

FISCAL YEAR 2026 COMPENSATION SUMMARY----TARGET PAY MIX

The following charts depict the relationship between the primary elements of the Company's target annual total direct compensation mix for fiscal year 2026 for each NEO. For Ms. Crevoiserat during fiscal year 2026, 73% of her target total compensation was performance-based. For the other NEOs, 67% of target total compensation was performance-based. These charts illustrate target total compensation for fiscal year 2026 as described in the **Fiscal Year 2026 Compensation** section in this proxy statement.

CHIEF EXECUTIVE OFFICER FISCAL YEAR 2026[(1)]


9%
18%
19%
73%
Performance-based
18%
36%
Salary
Annual Incentive
PRSUs
Stock Options
RSUs

AVERAGE OF OTHER NEOs FISCAL YEAR 2026[(1)]


15%
18%
15%
67%
Performance-based
22%
30%
Salary
Annual Incentive
PRSUs
Stock Options
RSUs

(1) Charts and associated narrative represent regular, ongoing annual target compensation for the full fiscal year 2026, and excludes special / one-time awards.

The HR Committee routinely discusses the Company's strategy and programs with its executive compensation consultant. FW Cook served as Tapestry's consultant throughout fiscal year 2026. Our executive compensation consultant advises the HR Committee on market trends and best practices, which the HR Committee considered in setting fiscal year 2026 executive compensation.

Significant actions for our fiscal year 2026 executive pay program are summarized in the table below:

FISCAL YEAR 2026 COMPENSATION PROGRAM HIGHLIGHTS	RATIONALE
Made targeted compensation adjustments for certain NEOs, including increases to base salary, target AIP opportunities and annual equity award values.	To achieve closer alignment with competitive compensation levels for comparable roles within our executive compensation peer group, taking into account individual performance and contribution, and to reflect increased responsibilities.
Eliminated the operational modifier under the AIP, returning the program to an exclusive focus on financial performance.	The HR Committee determined that the foundational elements of the Company's human capital management program are well integrated into overall strategy and that growth and profit objectives should be the focus of the AIP program.
Revised the PRSU sales metric to measure performance separately for each year of the three-year performance period.	Year-over-year sales growth goals reinforce sustained top-line growth throughout the performance period. Annual results are averaged to determine the ultimate payout, if any.
Increased weight of PRSUs to 50% of annual LTI mix.	The fiscal year 2026 annual LTI mix consists of 50% PRSUs, 25% stock options and 25% RSUs, compared with 40% PRSUs, 40% stock options and 20% RSUs in fiscal year 2025. The increased performance-based weighting further aligns executive compensation with the Company's long-term strategic objectives and stockholder value creation.
Granted a one-time special equity award with a target value of $15 million (the "CEO Special Grant") to Ms. Crevoiserat.	To support leadership continuity, motivation and alignment as Tapestry executes its long-term growth strategy and to provide the Board with an appropriate runway to execute its long-term talent retention and succession planning objectives. In approving the award, the HR Committee also considered Ms. Crevoiserat's sustained high performance and strategic leadership and the reduced retention value of her annual equity awards following her eligibility for retirement treatment in November 2025. The award consists of an equal mix of PRSUs and RSUs, both subject to three-year cliff vesting that does not include enhanced treatment upon retirement.
Enhanced the stock ownership guidelines by (i) excluding stock options from ownership calculations, limiting credit for unvested equity awards to RSUs and PRSUs with completed performance periods, and (ii) increasing the CEO stock ownership requirement from 5x to 6x base salary.	To further strengthen alignment with stockholders and more closely align the Company's ownership requirements and methodology with market practice.

FISCAL YEAR 2026 COMPENSATION

BASE SALARY

Tapestry employees, including our NEOs, are paid a salary based on the responsibilities of their position, the skills and experience required for the role, their individual performance, business performance, labor market conditions, and with consideration of salary levels for similar positions at our peer companies. For our NEOs, salary increase recommendations are informed by a combination of individual performance and external market benchmarking, with the goal of maintaining competitive compensation levels. During fiscal year 2026, the following NEOs received salary increases:

NAMED EXECUTIVE OFFICER	FY26 BASE SALARY RATE[1]	FY26 SALARY INCREASE
JOANNE CREVOISERAT	$1,450,000	3.6%
SCOTT ROE	$ 975,000	—%
TODD KAHN	$1,000,000	—%
DAVID HOWARD	$ 650,000	8.3%
DENISE KULIKOWSKY	$ 650,000	8.3%

(1) Amounts shown are as of the close of fiscal year 2026.

ANNUAL INCENTIVE PLAN

The Tapestry AIP rewards eligible employees, including NEOs, for achievement of key financial performance targets established by the HR Committee.

The fiscal year 2026 financial measures were intended to incentivize and reward management for delivering results that prioritize sustainable brand health and drive TSR growth.

The HR Committee sets rigorous financial performance measures, targets and incentive payout schedule for the AIP, taking into consideration prior fiscal year performance, desired financial performance levels in line with our annual operating plan, long-term strategic plan and general economic conditions, peer group practices and trends, guidance provided to investors and estimated industry growth rates.

The fiscal year 2026 target award levels for each NEO were determined by the HR Committee based on the role and responsibility of each position and on peer company target award levels for similar positions.

After the end of the fiscal year, the HR Committee certified performance results. Tapestry and the Coach brand both exceeded the maximum performance targets, resulting in payouts at the maximum level.

FISCAL YEAR 2026 MEASURE	REASON FOR MEASURE	FISCAL YEAR 2026 WEIGHT	PERFORMANCE / PAYOUT CURVE
Net Sales	Top drivers of P/E multiple expansion, leading to long-term TSR growth	35%	For maximum performance, 200% of the target award can be earned, and for threshold performance, 30% of the target award can be earned.
Gross Margin		35%	
Operating Income	Core profitability measure driving increases in operating cash flow and a measure of brand health	30%	

Fiscal year 2026 targets and actual results reflect the impact of constant currency and other financial adjustments approved by the HR Committee at the beginning of the performance period. Target performance for Operating income (excluding AIP $) and Gross Margin were planned 6% and 1% above prior year results, respectively. Incremental tariffs applicable to 2026 created a 10% headwind and 2% headwind to Operating Income and Gross Margin respectively, thereby resulting in a target Tapestry Operating Margin (4%) below prior year, a target Coach Operating Margin 1% above prior year and a target Tapestry and Coach Gross Margin (1%) below prior year. Fiscal Year 2026 actual results exceeded the maximum performance goals despite the inclusion of higher tariff rates. The performance goals were aligned with the Company's ambitious multi-year Amplify strategy to drive long-term and sustainable revenue growth, and operating margin expansion, which facilitated the incremental cash to increase the return of capital to stockholders. Initial AIP funding was determined based on performance versus predefined financial goals. The HR Committee also set individual brand-level targets based on operating plans for each brand. For NEOs leading a brand, corporate financial goals were weighted 40% and brand goals were weighted 60%.

In setting the fiscal year 2026 threshold and maximum performance and payout values, the HR Committee considered several factors including the degree of difficulty in achieving each metric in the context of global macroeconomic conditions, uncertain trade environment and the expected industry growth rates. The HR Committee deemed these targets would be sufficiently challenging to merit payout of the target AIP awards. The maximum performance levels were set such that maximum payout would be achieved for truly outstanding results versus fiscal year 2025.

Actual AIP payments are made in cash, based on the degree to which the objectives have been achieved, as certified and approved by the HR Committee. No executive may receive an annual incentive payment exceeding $6.0 million under the AIP for any fiscal year.

The fiscal year 2026 AIP components for each NEO are displayed below.

			COMPONENT AND ITS WEIGHT AS A PERCENT OF EACH NEOS TARGET ANNUAL INCENTIVE	
NAMED EXECUTIVE OFFICER	BUSINESS SEGMENT	TARGET ANNUAL INCENTIVE AS A % OF SALARY	TAPESTRY, INC. COMPONENT	BRAND COMPONENT
JOANNE CREVOISERAT	Tapestry, Inc.	200%	100%	
SCOTT ROE	Tapestry, Inc.	135%	100%	
TODD KAHN	Coach	150%	40%	60%
DAVID HOWARD	Tapestry, Inc.	80%	100%	
DENISE KULIKOWSKY	Tapestry, Inc.	80%	100%	

The financial performance measures, target values established by the HR Committee, and the certified financial results for the fiscal year 2026 AIP appear below.

TAPESTRY, INC. PERFORMANCE RESULTS

Applied to All Named Executive Officers

($ IN MILLIONS)	WEIGHT	FISCAL YEAR 2025 RESULTS [1]	FISCAL YEAR 2026 AWARD TARGETS[2] [3]			FISCAL YEAR 2026 RESULTS[3]	PAYOUT AS A % OF TARGET INCENTIVE[2]
			THRESHOLD	TARGET	MAXIMUM		
Net sales	35%	$6,795.6	$6,659.7	$6,972.3	$7,271.3	$7,930.9	200.0%
vs. prior year				*3%*		*17%*	
Operating income (excluding AIP $)	30%	$1,560.0	$1,384.1	$1,495.5	$1,660.5	$1,929.2	200.0%
vs. prior year				*(4%)*		*24%*	
vs. prior year (excluding Tariffs)				*6%*		*35%*	
Gross Margin	35%	75.4%	73.9%	74.2%	74.9%	75.3%	200.0%
vs. prior year				*(1%)*		*—%*	
vs. prior year (excluding Tariffs)				*1%*		*2%*	
Weighted average payout as a % of Target:							**200.0%**

COACH PERFORMANCE RESULTS

Applied to Mr. Kahn

($ IN MILLIONS)	WEIGHT	FISCAL YEAR 2025 RESULTS [1]	FISCAL YEAR 2026 AWARD TARGETS[2] [3]			FISCAL YEAR 2026 RESULTS[3]	PAYOUT AS A % OF TARGET INCENTIVE[2]
			THRESHOLD	TARGET	MAXIMUM		
Net sales	35%	$5,598.5	$5,654.5	$5,878.4	$6,158.3	$6,860.0	200.0%
vs. prior year				*5%*		*23%*	
Operating income (excluding AIP $)	30%	$1,941.5	$1,886.0	$1,965.2	$2,148.1	$2,459.3	200.0%
vs. prior year				*1%*		*27%*	
vs. prior year (excluding Tarrifs)				*6%*		*34%*	
Gross Margin	35%	78.1%	76.5%	76.9%	77.5%	78.0%	200.0%
vs. prior year				*(1)%*		*—%*	
vs. prior year (excluding Tarrifs)				*—%*		*2%*	
Weighted average payout as a % of Target:					**Coach:**		**200.0%**
					Combined with Tapestry:		200.0%

(1) Fiscal year 2025 results reflect Non-GAAP financial figures in nominal currency excluding the Net Sales of the Stuart Weitzman Business. As a result, these will differ from the financial figures presented in the 2025 proxy statement, which were restated at FY24 FX rates. See **Appendix A** for a reconciliation to results as reported under GAAP.

(2) For all metrics, actual payout is 0% if performance is below threshold, 30% of target for performance at threshold, 100% of target for target performance and 200% of target for maximum performance, with interpolation for performance levels between the amounts above.

(3) Fiscal year 2026 targets and actual results reflect the impact of constant currency and other financial adjustments approved by the HR Committee at the beginning of the performance period. Target performance for Operating income (excluding AIP $) and Gross Margin were operationally planned 6% and 1% above prior year results, respectively. Tariffs were a 10% headwind to Operating Income and a 2% headwind to Gross Margin, reflecting a Tapestry Operating Margin (4%) below prior year, a target Coach Operating Margin 1% above prior year and a Tapestry and Coach Gross Margin (1%) below prior year, with the inclusion of higher tariff rates. Fiscal Year 2026 actual results exceeded the maximum operational performance target even with the inclusion of higher tariff rates. See **Appendix A** for a reconciliation to results as reported under GAAP.

CALCULATION OF FISCAL YEAR 2026 ANNUAL INCENTIVE AWARDS:

The following table shows the fiscal year 2026 target AIP awards as of the end of the fiscal year for each NEO, applies the results described above to each target award, and shows the actual award earned. The resulting payouts are also displayed in the *Summary Compensation Table* in the column "Non-Equity Incentive Plan Compensation."

		FINANCIAL PERFORMANCE [1]			TOTAL PERFORMANCE AND PAYOUT [1]
NAMED EXECUTIVE OFFICER	TARGET ANNUAL INCENTIVE [2] (A)	TAPESTRY [2] (0% - 200%) (B)	BRAND [2] (0% - 200%) (C)	[TAPESTRY WEIGHT * B] + [BRAND WEIGHT * C] TOTAL TAPESTRY & BRAND (0% - 200%) (D)	[A * D] ANNUAL INCENTIVE AWARD [3] (E)
JOANNE CREVOISERAT	$2,900,000	200.0%		200.0%	$5,800,000
SCOTT ROE	$1,316,250	200.0%		200.0%	$2,632,500
TODD KAHN	$1,500,000	200.0%	200.0%	200.0%	$3,000,000
DAVID HOWARD	$520,000	200.0%		200.0%	$1,040,000
DENISE KULIKOWSKY	$520,000	200.0%		200.0%	$1,040,000

(1) Percentages as shown are rounded to the nearest decimal.

(2) The target AIP as a percent of annual salary for each NEO, and the weights associated with Tapestry and brand performance, are shown in the fiscal year 2026 AIP components table in the **Annual Incentive Plan** Section.

(3) The AIP Award is calculated using annual salary as of the close of the fiscal year.

NON-GAAP MEASURES

As indicated above, the HR Committee used certain non-GAAP measures for the purpose of setting goals and/or evaluating performance. The adjustments, including for the impact of foreign currency fluctuations, are set out in **Appendix A**. These non-GAAP performance measures were used by management to conduct and evaluate its business during its regular review of operating results. Management and the Board utilized these non-GAAP measures to make decisions about the uses of Company resources, analyze performance between periods, develop internal projections and measure management performance. The Company's primary internal financial reporting excluded these items affecting comparability. We believe these non-GAAP measures are useful to investors and others in evaluating the Company's ongoing operating and financial results in a manner that is consistent with management's evaluation of the business and understanding how such results compare with the Company's historical performance. We also believe excluding the items affecting comparability assists investors in developing expectations of future performance.

The HR Committee believes it is appropriate to use constant currency performance measures for setting AIP goals and/or evaluating performance because it will incentivize management to make business decisions that drive the long-term sustainable performance of the Company rather than reacting to short-term currency fluctuations, which are largely outside of their control.

LONG-TERM INCENTIVE PLAN

Long-term incentives ("LTI") represent a significant proportion of compensation for our Chief Executive Officer and other NEOs. They are designed to align NEOs' interests with those of our stockholders, reward NEOs for enhancing stockholder value and support retention of key officers. NEOs' awards are typically a set mix of stock options, PRSUs and RSUs. In addition, approximately 2,400 of our employees, including nearly all of our store managers, received an annual long-term equity award in fiscal year 2026. We offer an "Equity Choice" program, under which eligible employees may elect to receive their annual LTI in the form of stock options, RSUs or a combination of the two. Under this program, the ratio of stock options to RSUs is set so that the grant date fair market value of stock options and RSUs is approximately equal. Equity Choice is not available to our Chief Executive Officer or our other NEOs.

The number of PRSUs, stock options and/or RSUs granted to an NEO each year is based on a target grant value. The values granted are converted to shares based on the closing price of Tapestry common stock on the date of grant, and, in the case of stock options, on the estimated Black-Scholes value of the stock option. The exercise price for stock options is the closing price of Tapestry common stock on the grant date. Adjustments to the target grant value for each NEO may be made based on changes in the executive's responsibilities and performance, changes in the competitive marketplace, or other factors determined by the HR Committee. From time to time, we also grant special PRSU and/or RSU awards as part of new hire agreements or other special circumstances. In fiscal year 2026, our burn rate (calculated as full value shares and stock options granted during the fiscal year divided by weighted average common shares outstanding excluding share repurchases) was 0.6%.

All awards are made under the terms and conditions of the 2018 Stock Incentive Plan. The majority of the awards are granted during or around the Board and HR Committee's regularly scheduled August meetings, at approximately the same time that salary increases and AIP award payments are approved. Off-cycle grants for new hires and other special events may be made on the first business day of the month following such event.

Fiscal Year 2026 Long-Term Incentive Awards: In August 2025, the HR Committee granted the annual LTI awards to the NEOs**.** In addition, the HR Committee granted a one-time special award, the CEO Special Grant, to Ms. Crevoiserat.

ANNUAL LTI AWARDS

The annual LTI awards were determined based on median total compensation levels for NEOs within our industry, the competitive market for executive talent, each executive's performance, and the Company's executive compensation guidelines.

The fiscal year 2026 PRSU measures were intended to incentivize and reward management for delivering results that prioritize sustainable brand health and maximize TSR growth over a longer time horizon. These metrics support focus on effective achievement of our long-term strategy to drive durable growth and long-term value creation.

FISCAL YEAR 2026 MEASURE	REASON FOR MEASURE	FISCAL YEAR 2026 WEIGHT	PERFORMANCE / PAYOUT CURVE
Sales [(1)]	While Sales is also part of AIP, it is an essential measure to incentivize not only short-term, but long-term stable top line expansion in-line with our externally stated ambitions	33%	For maximum performance, 200% of the target award can be earned, and for threshold performance, 30% of the target award can be earned.
Return on Invested Capital ("ROIC") [(2)]	Designed to measure how efficiently the Company manages its deployed capital. ROIC aligns closely with how the investment community views Tapestry	33%	
Relative TSR	Supports alignment of executive compensation and stockholder return outcomes	33%	See below

(1) Beginning with the fiscal year 2026 long-term incentive award, the sales target is earned, if at all, based on our sales growth for each of the three years of the performance period. In August 2025, the HR Committee established the threshold, target and maximum sales goals for fiscal year 2026, and threshold, target and maximum sales growth rate goals for each of fiscal year 2027 and 2028. As a result, payouts for the second and third year of the performance period require sustained growth over the three-year period. The earned number of PRSUs is calculated by taking an average of the payout percentages achieved for each of the three years of the performance period.

(2) The ROIC target is a three-year average.

For 33% of the PRSU award, potential payout is based on Company TSR over a three-year performance period relative to a predefined PRSU Peer Group. Objective criteria were used to select the PRSU Peer Group, which represents companies from the *S&P 1500 Composite and Euronext Indexes in Apparel, Accessories and Luxury Goods* which we believe are most relevant to Tapestry as far as their global reach, the products and services offered, the talent landscape we compete with, and are viewed as alternative investment choices by capital markets. Given the size of Tapestry, companies with a market cap over $100 billion were removed. The below chart outlines the PRSU Peer Group companies and describes the PRSU payout levels tied to relative performance.

Performance Peer Group for FY26-FY28 Relative TSR Measurement

Criteria: S&P 1500 Composite and Euronext Indexes in Apparel, Accessories and Luxury Goods with less than $100 billion in market cap

Adidas	G-III Apparel Group	Pandora
Burberry	Hanesbrands	PVH Corp.
Capri	Hugo Boss	Ralph Lauren
Carter's	Kering	Swatch
Columbia	Kontoor	Under Armour
Richemont	Moncler	VF
Luxottica	Movado	Vera Bradley
Fossil Group	Oxford	

FY26 - FY28 RELATIVE TSR PERFORMANCE / PAYOUT CURVE

PRSU Payout:	No Payout	30%	100%	200%
rTSR:	Bottom Quartile	Threshold	Median	Top Quartile
	0 - 24%	25%	50%	75 - 100%

Linear interploation between quartiles

The Company's long-term strategic plan was a basis for the HR Committee in setting the financial performance targets for each measure, and the maximum and threshold performance goals and payout levels to establish a clear performance standard. For maximum performance, 200% of the target number of stock units can be earned, and for threshold performance, 30% of the target number of stock units can be earned. The specific annual sales growth and average ROIC targets and corresponding achievement levels will be disclosed at the end of the performance period because we believe advance disclosure would be competitively harmful.

The following table presents the HR Committee's approved target values for annual equity awards granted to the NEOs and the corresponding number of shares granted in fiscal year 2026:

	FY26 LONG-TERM INCENTIVE AWARDS[1]						
	STOCK OPTIONS		TARGET PRSUs		RSUs		TOTAL
NAMED EXECUTIVE OFFICER	SHARES	GRANT VALUE ($)	SHARES	GRANT VALUE ($)	SHARES	GRANT VALUE ($)	GRANT VALUE ($)
JOANNE CREVOISERAT	74,836	2,750,000	55,050	5,500,000	27,525	2,750,000	11,000,000
SCOTT ROE	27,213	1,000,000	20,018	2,000,000	10,009	1,000,000	4,000,000
TODD KAHN	27,213	1,000,000	20,018	2,000,000	10,009	1,000,000	4,000,000
DAVID HOWARD	10,205	375,000	7,507	750,000	3,753	375,000	1,500,000
DENISE KULIKOWSKY	8,504	312,500	6,256	625,000	3,128	312,500	1,250,000

(1) While the table above summarizes how the HR Committee viewed its annual target and special equity decisions for the NEOs, it is not a substitute for the **Summary Compensation Table** which represents the accounting value of each award at grant, calculated in accordance with FASB ASC Topic 718, which includes the incremental expense (versus what is shown above) associated with incorporation of a relative TSR metric.

CEO SPECIAL GRANT

As disclosed in last year's CD&A, the CEO Special Grant is intended to support leadership continuity and incentivize Ms. Crevoiserat to continue delivering durable growth and long-term stockholder value creation as Tapestry executes its strategic priorities. The award also supports the Board's long-term talent retention and succession planning objectives by helping ensure continuity of leadership over an important period for the Company.

In approving the CEO Special Grant, the HR Committee considered Ms. Crevoiserat's sustained high performance, strategic leadership and demonstrated record of creating stockholder value. The HR Committee also considered the reduced retentive value of Ms. Crevoiserat's regular annual equity awards following her eligibility for retirement treatment in November 2025 upon reaching age 62 with more than five years of service. Against this backdrop, the HR Committee determined that a separate, long-term equity award with meaningful continued-service requirements was appropriate to reinforce retention, motivation and alignment with stockholders.

The HR Committee approved the CEO Special Grant following extensive market analysis and consideration of numerous internal factors, including Ms. Crevoiserat's performance and leadership, the Company's long-term growth objectives, leadership retention and succession planning. In determining the $15 million grant date value, the Committee considered numerous factors including market precedent among similar companies with comparable talent and succession planning objectives, the value of the award and potential gains relative to our CEO's currently outstanding awards and target annual award opportunity.

The Committee was assisted by its independent compensation consultant and engaged with the full Board in finalizing the award terms. The HR Committee and the independent members of the Board unanimously determined that the award, including its size, performance conditions and retention features, was in the best interests of the Company. As a one-time award, the CEO Special Grant is not part of Ms. Crevoiserat's regular annual compensation.

The CEO Special Grant has a target value of $15 million and is equally weighted between performance-based PRSUs and time-based RSUs, both of which cliff-vest on the third anniversary of the grant date. The award is subject to continued-service conditions that are more restrictive than those applicable to the Company's standard equity awards. In particular, the award is forfeited in its entirety if Ms. Crevoiserat retires during the vesting period.

The number of shares earned under the PRSU component of the CEO Special Grant is based on a fiscal year 2028 adjusted EPS target of $6.70. In establishing this target, the HR Committee considered the Company's fiscal year 2025 adjusted EPS of $5.10, which represented the most recently completed fiscal year baseline when the award was granted, as well as the Company's long-term financial objectives presented at its September 2025 Investor Day. The $6.70 target represented more than 30% cumulative growth in adjusted EPS over the three-year performance period. The target aligned the incentives with the earnings growth underlying the Company's objective of delivering top-tier total shareholder returns. The Committee determined that the target was rigorous and appropriately ambitious, requiring sustained revenue growth, continued margin expansion and disciplined execution.

In addition, Adjusted EPS for purposes of the award excludes the impact of unbudgeted share repurchases, so that such repurchases do not increase the award payout through their effect on Adjusted EPS. The PRSU component provides for a payout equal to 30% of the target number of PRSUs at fiscal year 2028 adjusted EPS of $6.03, 100% at $6.70 and 200% at $7.17, with linear interpolation between these performance levels and no payout for performance below the threshold level. The Company delivered strong revenue and earnings growth in fiscal 2026, and its fiscal 2027 outlook reflects continued growth consistent with the stated long-term financial objectives. The Company intends to disclose the fiscal year 2028 Adjusted EPS performance achieved and the resulting payout following certification by the HR Committee.

The following table presents the HR Committee's approved target value for the CEO Special Grant and the corresponding number of shares granted:

	FY26 CEO SPECIAL GRANT (1)				
	TARGET PRSUs		RSUs		TOTAL
NAMED EXECUTIVE OFFICER	SHARES	GRANT VALUE ($)	SHARES	GRANT VALUE ($)	GRANT VALUE ($)
JOANNE CREVOISERAT	75,068	7,500,000	75,068	7,500,000	15,000,000

(1) While the tables above summarize how the HR Committee viewed its annual target and special equity decisions for the NEOs, it is not a substitute for the **Summary Compensation Table** which represents the accounting value of each award at grant, calculated in accordance with FASB ASC Topic 718, which includes the incremental expense (versus what is shown above) associated with incorporation of a relative TSR metric.

Completed Performance Period: After the close of the fiscal year 2026, the HR Committee certified the results for the following performance-based LTI award:

FY24 - 26 Annual PRSU: This award had Tapestry performance metrics and multi-year goals of cumulative sales, average ROIC and relative TSR for the FY24 - 26 performance period. Financial results for the three-year period were significantly above target and 173.8% of the target shares were earned.

FY24 - 26 ANNUAL PRSU PERFORMANCE RESULTS

GRANT DATE: AUGUST 21, 2023

PERFORMANCE PERIOD:	PERFORMANCE MEASURES AND WEIGHTS		PERFORMANCE REQUIREMENTS[1] [2] THRESHOLD	TARGET	MAXIMUM	RESULT[2]		WEIGHTED PAYOUT AS A % OF TARGET
Fiscal Years 2024 - 2026	3- year Cumulative Sales Total Tapestry, Inc.	33%	$18,885	$20,861	$22,838	$21,672	103.9%	45.6%
Fiscal Years 2024 - 2026	3-year Average Return on Capital (ROIC) Total Tapestry, Inc.	33%	24.3%	27.1%	30.8%	30.1%	111.1%	61.5%
August 21, 2023 - August 21, 2026	3-year Relative Total Shareholder Return (rTSR) Total Tapestry, Inc.	33%	25%	50%	75-100%	200%	Top Quartile	66.7%
Weighted average payout as a % of Target:								**173.8%**

(1) For all metrics, actual payout is 0% if performance is below threshold, 30% of target for performance at threshold, 100% of target for target performance and 200% of target for maximum performance, with interpolation for performance levels between the amounts above.

(2) Fiscal year 2024 - 2026 targets and results reflect non-GAAP financial figures. See **Appendix A** for a reconciliation to results as reported under GAAP.

Shares Earned: The following table displays the number of shares of common stock each NEO earned from the FY24-26 Annual PRSUs which were distributed in August 2026.

NAME	SHARES GRANTED AT TARGET[1]	SHARES EARNED
JOANNE CREVOISERAT	127,123	220,939
SCOTT ROE	47,672	82,853
TODD KAHN	38,136	66,281
DAVID HOWARD	15,891	27,618
DENISE KULIKOWSKY [2]	9,981	17,347
TOTAL:		**415,038**

(1) Includes dividend equivalent shares of common stock accumulated through June 22, 2026.

(2) Ms. Kulikowsky was not employed by Tapestry at the time of grant and, therefore, received the FY24-26 Annual PRSUs on November 1, 2023, following her hire. The same performance results will apply to her award when it vests on November 1, 2026. The award will continue to accumulate dividend equivalent shares through its vesting date.

DEVELOPMENTS FOR FISCAL YEAR 2027

For fiscal year 2027, the HR Committee approved pay actions for select NEOs as summarized below. At this time there are no expected plan design modifications. More detail on these changes to our compensation program will be provided in the fiscal year 2027 proxy statement.

KEY FISCAL YEAR 2027 DEVELOPMENTS	RATIONALE
Competitive adjustments to salary, AIP and equity grants levels were made to certain NEOs.	To achieve closer alignment with competitive total compensation levels for comparable roles within our executive compensation peer group and, where applicable, to recognize individual and business performance.

OTHER COMPENSATION AND BENEFIT ELEMENTS

NEOs are eligible to participate in the same benefit programs as all of our full-time employees in the United States. These include:

- health, life and disability insurance;
- retirement savings plans;
- the Company's Matching Gift Programs, under which the Company's foundation matches eligible employee donations to qualified charitable organizations;
- a qualified employee stock purchase plan (the Amended and Restated Tapestry, Inc. 2001 Employee Stock Purchase Plan (the "Employee Stock Purchase Plan"));
- relocation payments and reimbursements under the Company's policies covering moving expenses for employees who must relocate as part of their employment at Tapestry; and
- Tapestry CEO executive medical benefits and Tapestry CEO and CEO and Brand President, Coach travel benefits included in the "All Other Compensation" column of the **Summary Compensation Table** and in the related footnote.

The Company's retirement plans consist of a qualified 401(k) plan (the "401(k) Savings Plan") and a voluntary, non-qualified defined contribution plan (the "Executive Deferred Compensation Plan" or "EDCP"). Employees, including our NEOs, are eligible to participate in the 401(k) Savings Plan after completing one month of service; the Company matches 100% of employee contributions, up to 3% of compensation contributed and 50% of the next 2% of compensation contributed. These matching contributions are immediately vested.

Highly compensated employees whose annual target cash compensation exceeds the IRS 401(a)(17) compensation limit, are also eligible to participate in the EDCP. Under this plan, eligible employees, including our NEOs, may elect to defer a portion of their salary and/or annual incentive into the plan and invest the assets in substantially similar mutual funds as those offered under the qualified 401(k) Savings Plan. The Company matches 100% of employee contributions up to 3%, less the maximum Company match available in the 401(k) Savings Plan. Deferral and distribution elections are made annually in accordance with IRS rules under Section 409A. Certain of our NEOs also maintain balances in the Supplemental Retirement Plan (the "SRP"), a non-qualified defined contribution plan frozen to new contributions as of December 31, 2015. Company contributions to the various retirement plans are included in the "All Other Compensation" column of the **Summary Compensation Table** and in the related footnote. Contributions, earnings and account balances for the EDCP and SRP are detailed in the **Non-Qualified Deferred Compensation Table**.

None of these benefits or perquisites are included in the base compensation on which annual incentives and retirement plan contributions are calculated.

COMPENSATION DECISION MAKING PROCESS

ROLES AND RESPONSIBILITIES

The HR Committee has overall responsibility for executive compensation at Tapestry, including the approval and oversight of compensation and benefit program administration for Tapestry's NEOs, as well as other key executives at Tapestry. The HR Committee reviews and approves Tapestry's annual and LTI compensation programs, including performance goals, as well as significant changes in the design of employee benefits programs. In fiscal year 2026, the Committee retained the independent consulting firm FW Cook to provide advice and recommendations on executive compensation.

FW Cook reported directly to the HR Committee and received input from management at the Committee's direction. FW Cook did not provide additional services to Tapestry or its affiliates during fiscal year 2026. After evaluating factors outlined in NYSE listing standards and Rule 10C-1(b)(4) of the Exchange Act, the Committee confirmed FW Cook's independence and found no conflicts of interest.

Throughout fiscal year 2026, FW Cook attended HR Committee meetings, met with members without management present, and advised on matters including peer group compensation practices, new hire packages, investor perspectives, and AIP measures and long-term incentive measures. The consultant reviewed materials prepared by management and provided independent analyses and recommendations, which the Committee considered in its decision-making.

FW Cook reviewed and commented on materials prepared by management and also presented the HR Committee with their own analyses and recommendations. The HR Committee considered FW Cook's advice in its decision-making on the compensation actions described in the sections **Executive Summary** and **Fiscal Year 2026 Compensation**. Typically, the CEO and other members of management work with the HR Committee Chair and the engaged compensation consultant to set meeting agendas and prepare materials for HR Committee meetings.

Certain members of management typically attend HR Committee meetings to present information on the Company and the competitive environment for talent, discuss compensation and benefits policies and provide technical advice. The CEO is responsible for reviewing the performance of certain key executives, including the NEOs (other than herself), and recommending changes in their compensation to the HR Committee for approval. The HR Committee consults with the compensation consultant and determines and approves changes in the CEO's compensation based on its own review of the CEO's performance and other factors in its discretion. The HR Committee considers information on all elements of compensation over a period of years, as well as the impact of various termination scenarios in evaluating the appropriateness of executive compensation. Actual pay earned by our NEOs in prior years from AIP and LTI compensation is reviewed but is not specifically taken into account by the HR Committee in making the current year's compensation decisions.

Decisions to change an NEO's (other than the CEO) base salary, AIP opportunity and/or LTI award are based on various factors, including the judgment of our CEO and the HR Committee. They consider the scope of their positions and any changes to those responsibilities, the skills and experience required for the job, their individual performance, business performance, labor market conditions and peer company compensation levels based on public disclosure and purchased industry compensation surveys. Salary increases, AIP opportunity and/or LTI award changes are considered annually and upon significant role changes, and are based on both financial and non-financial results achieved by the Company and the NEO during the preceding fiscal year. All changes are subject to HR Committee approval.

PEER GROUP AND COMPETITIVE ASSESSMENT OF COMPENSATION

Compensation at a defined group of companies is one reference point considered by the HR Committee and management in setting NEO compensation levels, although we do not attempt to link any single element of compensation to specific peer company percentiles or ratios. Pay practices at this group of companies are also reviewed by the HR Committee. The composition of the peer group is reviewed periodically and is determined by the HR Committee, considering input from its independent compensation consultant. The most recent review was completed in May 2025 and will be revisited in fiscal year 2027.

The peer group used during fiscal year 2026 is shown below. It includes 15 companies whose aggregate profile was comparable to Tapestry in terms of size, industry, operating characteristics and/or competition for executive talent. As a secondary reference point, the HR Committee considers publicly available data from the following foreign-listed and private companies with whom Tapestry competes for certain executive talent: Burberry Group plc, Hermes International, J. Crew Group, Inc., Kering S.A., and LVMH, as well as industry compensation surveys.

COMPANY NAME	SUB-INDUSTRY (AS DEFINED BY GICS CODES)	REVENUE[(1)]	MARKET VALUATION AS OF 6/27/2026[(2)]
Compagnie Financière Richemont SA[(3)]	Apparel, Accessories and Luxury Goods	$25,850	$135,982
The Gap, Inc.	Apparel Retail	$15,366	$7,275
The Estée Lauder Companies Inc.	Personal Care Products	$15,049	$29,139
Lululemon Athletica Inc.	Apparel, Accessories and Luxury Goods	$11,103	$13,351
V.F. Corporation	Apparel, Accessories and Luxury Goods	$9,605	$6,815
PVH Corp.	Apparel, Accessories and Luxury Goods	$8,950	$3,430
Ralph Lauren Corporation	Apparel, Accessories and Luxury Goods	$8,115	$24,471
Tapestry, Inc.	Apparel, Accessories and Luxury Goods	$8,004	$29,499
Williams-Sonoma, Inc.	Homefurnishing Retail	$7,807	$28,164
Victoria's Secret & Co.	Apparel Retail	$6,553	$7,035
Levi Strauss & Co.	Apparel, Accessories and Luxury Goods	$6,282	$9,438
Urban Outfitters, Inc.	Apparel Retail	$6,165	$6,298
Coty Inc.	Personal Care Products	$5,807	$1,690
American Eagle Outfitters, Inc.	Apparel Retail	$5,547	$2,996
Under Armour, Inc.	Apparel, Accessories and Luxury Goods	$4,966	$2,635
Capri Holdings Limited	Apparel, Accessories and Luxury Goods	$3,474	$2,225
Tapestry, Inc. Percentile Rank		**54th**	**92nd**

(1) As reported in each company's Form 10-K for the most recent fiscal year (in millions).

(2) As reported by S&P Capital IQ (in millions).

(3) Revenue was converted to U.S. dollars (US$) based on the average exchange rate for the fiscal year ending 3/31/26. Market valuation was converted to US$ based on the exchange rate as of 6/27/2026.

ADDITIONAL INFORMATION

CLAWBACK POLICY: ADJUSTMENT OR RECOVERY OF AWARDS

In accordance with SEC rules and NYSE listing standards, in October 2023 the Board adopted a clawback policy that requires (subject to limited exceptions) any incentive compensation (including both cash and equity compensation that is granted, earned or vested wholly or in part upon the attainment of a financial reporting measure) paid to any current or former covered officer, including our NEOs, to be subject to recoupment if:

- the incentive compensation was calculated based on financial statements that were required to be restated due to material noncompliance with financial reporting requirements (including both "big R" and "little r" restatements), without regard to any fault or misconduct; and
- that noncompliance resulted in overpayment of the incentive compensation within the three fiscal years preceding the date the restatement was required.

In addition, Tapestry has a long-standing separate clawback policy that applies to any performance-based annual or LTI awarded to a broader group of key executives. Under this policy, in the event of a material restatement of Tapestry's financial results, the HR Committee will review the circumstances that caused the restatement and consider accountability to determine whether a covered employee was negligent or engaged in misconduct. If so, and if the amount paid in an annual incentive award or the shares vesting in a performance-based LTI award would have been less had the financial statements been correct, the HR Committee will recover compensation from the covered employee as it deems appropriate.

Our LTI award agreements also include a repayment provision in the event an award holder is terminated for cause (as defined in those agreements) or violates various non-compete or non-solicitation provisions, or other restrictive covenants included in those agreements.

STOCK OWNERSHIP, INSIDER TRADING POLICY, ANTI-HEDGING TRADING POLICIES AND EQUITY GRANT TIMING PRACTICES

We believe that our NEOs should have a meaningful ownership stake in Tapestry in order to further align the interests of management and stockholders. Under our Stock Ownership Policy, each NEO is required to hold Company stock with a value at least equal to the multiple of his or her base salary set forth below.

TITLE	MULTIPLE OF SALARY
Chief Executive Officer	6
Tapestry Chief Financial Officer and Chief Operating Officer; CEO and Brand President, Coach	3
Chief Legal Officer and Secretary; Chief People Officer	2

Until the requirement is met, each NEO is required to retain 50% of the net after-tax shares obtained from RSUs that vest and stock options that are exercised. Ownership for this calculation includes shares owned outright and shares equivalent to unvested RSUs and unvested PRSUs with completed performance periods. The HR Committee evaluates compliance with this policy annually, as of December 31.

As of the last measurement date (December 31, 2025), all NEOs owned the required number of shares. Under Tapestry's Insider Trading Policy, Tapestry employees, officers and directors are prohibited from trading in Tapestry shares at any time that they are in possession of material non-public information and during certain prescribed blackout periods, typically beginning two weeks prior to the end of each fiscal quarter and ending two business days after the public release of our quarterly earnings announcement. Tapestry employees, officers and directors are prohibited from engaging in short sales, buying or selling derivative securities and other similar hedging activities related to Tapestry stock at all times. In addition, with regard to Tapestry's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

We do not grant stock options or similar equity awards in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement, nor do we time the public release of such information based on stock option grant dates. In addition, we do not grant stock options or similar equity awards during periods in which there is material nonpublic information about our Company, including (i) outside a "trading window" established in connection with the public release of earnings information under our Insider Trading Policy or (ii) at any time during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that discloses material nonpublic information. These restrictions do not apply to restricted stock, restricted stock units, performance units, or other types of equity awards that do not include an exercise price related to the market price of our common stock on the date of grant.

IMPACT OF ACCOUNTING AND TAX TREATMENT

In designing our compensation and benefits programs, the HR Committee reviews and considers the accounting implications of its decisions, including the accounting treatment of amounts awarded or paid to our executives.

Section 162(m) of the Internal Revenue Code (the "IRC") limits the income tax deduction by Tapestry for compensation paid to certain executive officers to $1 million per year. As a result of amendments to Section 162(m) as part of the Tax Cuts and Jobs Act of 2017, Tapestry is generally no longer able to take a deduction for any compensation paid to its current or former NEOs in excess of $1 million, with the exception of compensation pursuant to a binding written agreement in place on November 2, 2017, which can be exempt from the deduction limit if applicable requirements are met.

Other provisions of the IRC can also affect compensation decisions. Section 409A of the IRC, which governs the form and timing of payment of deferred compensation, imposes a 20% additional tax and an interest penalty on the recipient of deferred compensation that does not comply with Section 409A. The HR Committee takes into account the potential implications of Section 409A in determining the form and timing of compensation awarded to our executives and intends to structure any non-qualified deferred compensation plans or arrangements to be exempt from or to comply with the requirements of Section 409A.

Human Resources Committee Report

The Human Resources Committee of the Board of Directors of Tapestry, Inc. (the "Human Resources Committee"), which performs the functions of a compensation committee, reviewed and discussed the **Compensation Discussion and Analysis** set forth above with management. Based on our review and discussions with management, the Human Resources Committee recommended to the Board of Directors that the **Compensation Discussion and Analysis** be included in the proxy statement for the Annual Meeting and incorporated by reference into our Annual Report on Form 10-K.

Human Resources Committee

THOMAS GRECO, CHAIR
DARRELL CAVENS
KEVIN HOURICAN
PAMELA LIFFORD

Compensation Risk Assessment

Management periodically reviews and shares with the HR Committee our compensation policies and practices and evaluates the degree to which they may motivate any employee, including our NEOs, to take on inappropriate or excessive risk. We believe that our various compensation programs are aligned to our strategy and objectives, and that they encourage prudent risk-taking to drive performance. As a result of its review and evaluation of our fiscal year 2026 compensation programs, the HR Committee, together with its independent compensation consultant, FW Cook, determined that our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on Tapestry.

Factors evaluated by management and the HR Committee include the overall mix of pay between base salary, annual and long-term incentives, the performance metrics used in each program, the range of performance required to earn a payout under each program and incentive plan components such as maximum payouts, vesting, stock ownership requirements and clawbacks.

Some of the key factors supporting the HR Committee's conclusion that our programs do not drive inappropriate or excessive risk include capped payouts on all of our incentive plans, use of multiple, counter-balancing financial performance criteria in our AIP and Long-Term Incentive Plan, executive and independent director stock ownership and anti-hedging policies, a market-competitive weight on each component of pay, multiple-year vesting for LTI, a variety of performance metrics for PRSUs and incentive compensation clawback policies.

When the HR Committee and management are developing new or modified compensation programs and selecting performance measures for annual and long-term incentives, risk-taking is considered and affects decisions accordingly.

Executive Compensation

SUMMARY COMPENSATION TABLE

NAME & PRINCIPAL POSITION	FISCAL YEAR	SALARY[(1)] ($)	BONUS ($)	STOCK AWARDS[(2)] ($)	OPTION AWARDS[(3)] ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION[(4)] ($)	ALL OTHER COMPENSATION[(5)] ($)	TOTAL ($)
JOANNE CREVOISERAT Chief Executive Officer	2026	1,440,385	—	23,906,536	2,750,223	5,800,000	89,341	33,986,485
	2025	1,400,000	—	6,573,679	3,999,999	5,303,200	63,471	17,340,349
	2024	1,390,385	—	6,323,364	3,999,753	3,654,000	62,711	15,430,213
SCOTT ROE Chief Financial Officer and Chief Operating Officer	2026	975,000	—	3,238,679	1,000,071	2,632,500	63,511	7,909,761
	2025	975,000	—	2,465,129	1,499,996	2,308,313	61,311	7,309,749
	2024	965,385	—	2,371,288	1,499,903	1,590,469	78,033	6,505,078
TODD KAHN Chief Executive Officer and Brand President, Coach	2026	1,000,000	—	3,238,679	1,000,071	3,000,000	85,843	8,324,593
	2025	1,000,000	—	1,972,110	1,199,992	2,937,000	85,611	7,194,713
	2024	990,385	—	1,896,988	1,199,925	1,875,000	62,467	6,024,765
DAVID HOWARD Chief Legal Officer and Secretary	2026	640,385	—	1,214,495	375,027	1,040,000	47,337	3,317,244
	2025	600,000	—	1,321,692	499,994	795,480	40,736	3,257,902
	2024	595,192	—	1,040,456	499,967	548,100	34,188	2,717,903
DENISE KULIKOWSKY[(6)] Chief People Officer	2026	640,385	—	1,012,148	312,522	1,040,000	16,111	3,021,166
	2025	600,000	—	714,454	333,339	795,480	14,911	2,458,184

(1) Salary amounts reflect the actual base salary payments made in fiscal years 2026, 2025 and 2024.

(2) Reflects the aggregate grant date fair value of all stock awards granted in the years shown. The aggregate grant date fair value is the amount that the Company expects to expense for accounting purposes over the award's vesting schedule as of the grant date and does not correspond to the actual value that the NEOs will realize from the award.

To determine the aggregate grant date value of the fiscal year 2026 PRSU under FASB ASC Topic 718, given the relative TSR performance metric, the market value on the grant date is adjusted to reflect the probable outcome of the relative TSR component based on Monte Carlo simulation, determined as of the grant date, which results in a fair value per PRSU under FASB ASC Topic 718 that is 111.9% of the market value of the underlying shares on the grant date.

The grant date fair values for awards granted during fiscal year 2026 were as follows:

- For Ms. Crevoiserat, annual RSUs and PRSUs (assuming target performance for the PRSUs). The annual PRSUs have a grant date fair value of $6,156,425; at the maximum achievement level, the total fair value would be $12,312,850. The special PRSUs have a grant date fair value of $7,500,044; at the maximum achievement level, the total fair value would be $15,000,088.
- For Mr. Roe, annual RSUs and PRSUs (assuming target performance for the PRSUs). The annual PRSUs have a grant date fair value of $2,238,680; at the maximum achievement level, the total fair value would be $4,477,359.
- For Mr. Kahn, annual RSUs and PRSUs (assuming target performance for the PRSUs). The annual PRSUs have a grant date fair value of $2,238,680; at the maximum achievement level, the total fair value would be $4,477,359.

- For Mr. Howard, annual RSUs and PRSUs (assuming target performance for the PRSUs). The annual PRSUs have a grant date fair value of $839,533; at the maximum achievement level, the total fair value would be $1,679,066.
- For Ms. Kulikowsky, annual RSUs and PRSUs (assuming target performance for the PRSUs). The Annual PRSUs have a grant date fair value of $699,629; at the maximum achievement level, the total fair value would be $1,399,259.

The amounts for fiscal years 2025 and 2024 are described in the similar sections of our fiscal year 2025 and 2024 proxy statements.

(3) Reflects the aggregate grant date fair value of all stock options granted in fiscal year 2026. The weighted-average assumptions used in calculating the grant date fair value of option awards are shown in the table below. The applicable weighted average assumptions for fiscal years 2025 and 2024 are described in Note 7, "Share-Based Compensation" of Tapestry's Annual Report on Form 10-K for fiscal year ended June 27, 2026.

	STOCK OPTION
Expected Term (years)	5.0
Expected Volatility	41.5%
Risk-free Interest Rate	3.9%
Dividend Yield	1.4%

(4) Amounts in this column reflect compensation earned under the AIP for the years shown. The amounts for fiscal year 2026 are described in detail in the section titled **Compensation Discussion and Analysis—Fiscal Year 2026 Compensation—Annual Incentive Plan**. The AIP and the amounts for fiscal years 2025 and 2024 are described in the applicable sections of our 2025 and 2024 proxy statements.

(5) "All Other Compensation" includes the following amounts for the years shown:

NAME & PRINCIPAL POSITION	FISCAL YEAR	COMPANY CONTRIBUTIONS TO QUALIFIED DEFINED CONTRIBUTION PLANS ($)	COMPANY CONTRIBUTIONS TO NON-QUALIFIED DEFINED CONTRIBUTION PLANS ($)	LIFE INSURANCE PREMIUMS ($)	OTHER[(A)] ($)
JOANNE CREVOISERAT	2026	14,400	46,000	396	28,545
Chief Executive Officer	2025	14,000	46,200	396	2,875
	2024	14,800	46,800	396	715
SCOTT ROE	2026	14,400	46,000	396	2,715
Chief Financial Officer and	2025	14,000	46,200	396	715
Chief Operating Officer	2024	14,800	43,842	396	18,995
TODD KAHN	2026	12,587	46,000	396	26,860
Chief Executive Officer and	2025	13,965	46,200	396	25,050
Brand President, Coach	2024	14,556	46,800	396	715
DAVID HOWARD	2026	14,000	27,056	396	5,885
Chief Legal Officer	2025	16,240	19,610	396	4,490
and Secretary	2024	13,400	14,087	396	6,305
DENISE KULIKOWSKY	2026	15,000	—	396	715
Chief People Officer	2025	13,800	—	396	715

(A) Fiscal year 2026 amounts shown include:

- Long-term disability insurance premium of $715 for Mses. Crevoiserat and Kulikowsky and Messrs. Roe, Kahn and Howard.
- Company matching charitable contributions under the Company's Matching Gift program of $8,000 for Ms. Crevoiserat, $2,000 for Mr. Roe, $5,150 for Mr. Kahn and $5,170 for Mr. Howard.
- For Ms. Crevoiserat and Mr. Kahn, this amount reflects the value of personal transportation provided by Tapestry and, in the case of Ms. Crevoiserat, an executive physical and medical concierge service. During fiscal year 2026, Tapestry provided benefits valued at $19,830 for Ms. Crevoiserat ($8,380 for transportation and $11,450 for medical services) and $20,996 for Mr. Kahn (transportation). Ms. Crevoiserat and Mr. Kahn were responsible for all taxes associated with these benefits.
- The amounts for fiscal years 2025 and 2024 are described in the applicable sections of our 2025 and 2024 proxy statements.

(6) Ms. Kulikowsky was not a Named Executive Officer in fiscal year 2024.

GRANTS OF PLAN-BASED AWARDS

			ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED POSSIBLE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]							
NAME & PRINCIPAL POSITION	**AWARD TYPE**	**GRANT DATE**	**THRESHOLD ($)**	**TARGET ($)**	**MAXIMUM ($)**	**THRESHOLD (#)**	**TARGET (#)**	**MAXIMUM (#)**	**ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)**	**ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)**	**EXERCISE OR BASE PRICE OF OPTION AWARDS[3] ($/SHARE)**	**CLOSING MARKET PRICE ON GRANT DATE ($/SHARE)**	**GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[4] ($)**
JOANNE CREVOISERAT	Annual incentive		870,000	2,900,000	5,800,000								
Chief Executive Officer	Annual stock option grant	8/18/2025								74,836	99.91	99.91	2,750,223
	Annual RSU grant	8/18/2025							27,525			99.91	2,750,023
	Special RSU Grant	8/18/2025							75,068			99.91	7,500,044
	Annual Performance RSU grant	8/18/2025				16,515	55,050	110,100				99.91	6,156,425
	Special Performance RSU grant	8/18/2025				22,520	75,068	150,136				99.91	7,500,044
SCOTT ROE	Annual incentive		394,875	1,316,250	2,632,500								
Chief Financial Officer and Chief Operating Officer	Annual stock option grant	8/18/2025								27,213	99.91	99.91	1,000,071
	Annual RSU grant	8/18/2025							10,009			99.91	999,999
	Annual Performance RSU grant	8/18/2025				6,005	20,018	40,036				99.91	2,238,680
TODD KAHN	Annual incentive		450,000	1,500,000	3,000,000								
Chief Executive Officer and Brand President, Coach	Annual stock option grant	8/18/2025								27,213	99.91	99.91	1,000,071
	Annual RSU grant	8/18/2025							10,009			99.91	999,999
	Annual Performance RSU grant	8/18/2025				6,005	20,018	40,036				99.91	2,238,680
DAVID HOWARD	Annual incentive		156,000	520,000	1,040,000								
Chief Legal Officer and Secretary	Annual stock option grant	8/18/2025								10,205	99.91	99.91	375,027
	Annual RSU grant	8/18/2025							3,753			99.91	374,962
	Annual Performance RSU grant	8/18/2025				2,252	7,507	15,014				99.91	839,533
DENISE KULIKOWSKY	Annual incentive		156,000	520,000	1,040,000								
Chief People Officer	Annual stock option grant	8/18/2025								8,504	99.91	99.91	312,522
	Annual RSU grant	8/18/2025							3,128			99.91	312,518
	Annual Performance RSU grant	8/18/2025				1,877	6,256	12,512				99.91	699,629

(1) These columns represent the range of possible cash payouts for fiscal year 2026 associated with established levels of performance under the AIP. If performance falls below the pre-established thresholds, the payout is $0. Amounts actually earned are displayed in the **Summary Compensation Table**. For details, please see the section titled **Compensation Discussion and Analysis—Fiscal Year 2026 Compensation—Annual Incentive Plan**.

(2) These columns represent the range of possible share payouts associated with pre-established levels of performance for PRSUs granted in fiscal year 2026. If performance falls below the pre-established thresholds, no shares will be earned or distributed. These awards are described in the section titled **Compensation Discussion and Analysis—Fiscal Year 2026 Compensation—Long Term Incentive Plan.**

(3) The exercise price for stock option grants is the closing stock price on the date of grant.

(4) The amounts reported represent the grant date fair value of all stock and option awards granted to NEOs in fiscal year 2026. For RSU grants, the grant date fair value is calculated using the closing price of Tapestry common stock on the grant date and for stock options, the grant date fair value is calculated using the Black-Scholes value as of the grant date. For the PRSU grants, under FASB ASC Topic 718 and given the relative TSR performance metric, the market value on the grant date is adjusted to reflect the probable outcome of the relative TSR component based on Monte Carlo simulation, determined as of the grant date, which results in a fair value per PRSU under FASB ASC Topic 718 that is 111.9% of the market value of the underlying shares on the grant date. The weighted average assumptions used in calculating the grant date fair value of these stock option awards are described in a footnote 3 to the **Summary Compensation Table**. Annual stock options and annual RSUs vest 25% per year over four years; annual PRSUs and the Special Performance RSU vest 100% after completion of the three-year performance period; the special RSU vests 100% after three years

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2026

	OPTION AWARDS					STOCK AWARDS				
NAME & PRINCIPAL POSITION	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION GRANT DATE	OPTION EXERCISE PRICE ($/SHARE)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	RESTRICTED STOCK UNIT GRANT DATE	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[(A)] ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS, OR OTHER RIGHTS THAT HAVE NOT VESTED[(B)] (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS, OR OTHER RIGHTS THAT HAVE NOT VESTED[(A)] ($)
JOANNE CREVOISERAT Chief Executive Officer	71,541 (1)	—	8/19/2019	20.97	8/19/2029					
	60,583 (1)	—	8/17/2020	15.83	8/17/2030					
	141,535 (1)	—	11/2/2020	23.63	11/2/2030					
	171,858 (1)	—	8/23/2021	42.31	8/23/2031					
	250,104 (1)	83,368 (1)	8/22/2022	35.41	8/22/2032					
	190,329 (1)	190,328 (1)	8/21/2023	33.81	8/21/2033					
	82,919 (1)	248,756 (1)	8/19/2024	40.58	8/19/2034					
	—	74,836 (1)	8/18/2025	99.91	8/18/2035					
						15,672 (c)	8/22/2022	2,288,100		
						31,780 (c)	8/21/2023	4,639,834		
						38,266 (c)	8/19/2024	5,586,767		
						27,869 (c)	8/18/2025	4,068,845		
						76,006 (d)	8/18/2025	11,096,822		
							8/21/2023		220,939 (f)	32,257,141
							8/19/2024		204,086 (g)	29,796,498
							8/18/2025		111,475 (g)	16,275,379
							8/18/2025		152,011 (h)	22,193,640
SCOTT ROE Chief Financial Officer and Chief Operating Officer	—	27,094 (1)	8/22/2022	35.41	8/22/2032					
	—	71,372 (1)	8/21/2023	33.81	8/21/2033					
	—	93,283 (1)	8/19/2024	40.58	8/19/2034					
	—	27,213 (1)	8/18/2025	99.91	8/18/2035					
						5,094 (c)	8/22/2022	743,678		
						11,918 (c)	8/21/2023	1,739,960		
						14,350 (c)	8/19/2024	2,095,094		
						10,134 (c)	8/18/2025	1,479,566		
							8/21/2023		82,853 (f)	12,096,565
							8/19/2024		76,532 (g)	11,173,649
							8/18/2025		40,536 (g)	5,918,266
TODD KAHN Chief Executive Officer and Brand President, Coach	62,526 (1)	20,842 (1)	8/22/2022	35.41	8/22/2032					
	57,099 (1)	57,098 (1)	8/21/2023	33.81	8/21/2033					
	24,876 (1)	74,626 (1)	8/19/2024	40.58	8/19/2034					
	—	27,213 (1)	8/18/2025	99.91	8/18/2035					
						3,918 (c)	8/22/2022	572,063		
						9,533 (c)	8/21/2023	1,391,845		
						11,481 (c)	8/19/2024	1,676,165		
						10,134 (c)	8/18/2025	1,479,566		
							8/21/2023		66,281 (f)	9,677,033
							8/19/2024		61,225 (g)	8,938,859
							8/18/2025		40,536 (g)	5,918,266
DAVID HOWARD Chief Legal Officer and Secretary	—	8,336 (1)	8/22/2022	35.41	8/22/2032					
	—	23,790 (1)	8/21/2023	33.81	8/21/2033					
	—	31,094 (1)	8/19/2024	40.58	8/19/2034					
	—	10,205 (1)	8/18/2025	99.91	8/18/2035					
						3,135 (c)	8/22/2022	457,655		
						7,946 (c)	8/21/2023	1,160,072		
						6,378 (c)	8/19/2024	931,188		
						9,566 (d)	8/19/2024	1,396,580		
						3,800 (c)	8/18/2025	554,782		
							8/21/2023		27,618 (f)	4,032,279
							8/19/2024		25,510 (g)	3,724,449
							8/18/2025		15,202 (g)	2,219,424

NAME & PRINCIPAL POSITION	OPTION AWARDS					STOCK AWARDS				
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION GRANT DATE	OPTION EXERCISE PRICE ($/SHARE)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	RESTRICTED STOCK UNIT GRANT DATE	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[(A)] ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS, OR OTHER RIGHTS THAT HAVE NOT VESTED[(B)] (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS, OR OTHER RIGHTS THAT HAVE NOT VESTED[(A)] ($)
DENISE KULIKOWSKY Chief People Officer	—	16,518 (2)	11/1/2023	26.59	11/1/2033					
	—	20,730 (1)	8/19/2024	40.58	8/19/2034					
	—	8,504 (1)	8/18/2025	99.91	8/18/2035					
						4,990 (e)	11/1/2023	728,510		
						6,377 (c)	8/19/2024	931,053		
						3,167 (c)	8/18/2025	462,392		
							11/1/2023		17,347 (f)	2,532,591
							8/19/2024		17,007 (g)	2,482,966
							8/18/2025		12,668 (g)	1,849,569

(1) Annual Stock Option grant; vests 25% each year beginning one year from date of grant.

(2) Annual Stock Option grant awarded upon hire for Ms. Kulikowsky; vests 25% each year beginning one year from the date of grant.

(a) The market value of stock awards is the number of shares shown in the table multiplied by $146.00, the closing price per share of our common stock on June 26, 2026.

(b) This column displays the number of shares that may be earned subject to expected performance conditions at the end of the relevant performance period. Please see **Compensation Discussion and Analysis—Fiscal Year 2026 Compensation—Long Term Incentive Plan** for details.

(c) Annual RSU grant: vests 25% each year beginning one year from date of grant.

(d) Special RSU grant: Ms. Crevoiserat's award vests in full three years from date of grant; Mr. Howard's award vests in full two years from date of grant.

(e) Annual RSU grant awarded upon hire for Ms. Kulikowsky and vests 25% each year beginning one year from date of grant.

(f) Annual PRSU grant: subject to a three-year performance period, may vest 100% three years from date of grant. As of June 27, 2026, performance period for two measures was complete, and as of August 21, 2026, the third measure was complete. 173.8% of target shares vested on August 21, 2026 for Ms. Crevoiserat and Messrs. Roe, Kahn and Howard, and will vest on November 1, 2026 for Ms. Kulikowsky. Shares and market values shown reflect actual performance achieved.

(g) Annual PRSU grant: subject to a three-year performance period, may vest 100% three years from date of grant. As of June 27, 2026, performance period was incomplete. Shares and market values shown assume maximum performance.

(h) Special PRSU grant (CEO Special Grant) awarded to Ms. Crevoiserat: subject to a three-year performance period, may vest 100% three years from date of grant. As of June 27, 2026, performance period was incomplete. Shares and market values shown assume maximum performance.

2026 OPTION EXERCISES AND STOCK VESTED

NAME & PRINCIPAL POSITION	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING[(1)] (#)	VALUE REALIZED ON VESTING[(2)] ($)
JOANNE CREVOISERAT Chief Executive Officer	270,409	29,831,719	200,901	19,979,940
SCOTT ROE Chief Financial Officer and Chief Operating Officer	151,417	14,081,059	63,250	6,287,800
TODD KAHN Chief Executive Officer and Brand President, Coach	203,583	20,994,349	51,641	5,133,986
DAVID HOWARD Chief Legal Officer and Secretary	35,968	2,341,487	26,813	2,661,720
DENISE KULIKOWSKY Chief People Officer	23,428	2,824,405	4,574	477,327

(1) 101,849 shares were withheld to cover the taxes related to the vesting of Ms. Crevoiserat's RSUs and PRSUs; 34,979 shares were withheld to cover the taxes related to Mr. Roe's RSUs and PRSUs; 25,654 shares were withheld to cover the taxes related to the vesting of Mr. Kahn's RSUs and PRSUs; 12,981 shares were withheld to cover the taxes related to the vesting of Mr. Howard's RSUs and PRSUs; 1,742 shares were withheld to cover the taxes related to the vesting of Ms. Kulikowsky's RSUs.

(2) Represents the product of the number of shares vested and the market value of Tapestry, Inc.'s common stock on the vesting date.

2026 NON-QUALIFIED DEFERRED COMPENSATION

NAME & PRINCIPAL POSITION	NON-QUALIFIED PLAN	EXECUTIVE CONTRIBUTIONS IN LAST FY[(1)] ($)	REGISTRANT CONTRIBUTIONS IN LAST FY[(2)] ($)	AGGREGATE EARNINGS IN LAST FY[(3)] ($)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AT LAST FYE[(4)] ($)
JOANNE CREVOISERAT	EDCP	724,038	46,000	649,202	—	4,808,809
Chief Executive Officer	SRP	—	—	—	—	—
SCOTT ROE	EDCP	2,003,625	46,000	371,680	—	4,879,866
Chief Financial Officer and Chief Operating Officer	SRP	—	—	—	—	—
TODD KAHN	EDCP	—	46,000	308,739	—	1,975,313
Chief Executive Officer and Brand President, Coach	SRP	—	—	4,968	—	131,592
DAVID HOWARD	EDCP	50,412	27,056	66,159	—	472,907
Chief Legal Officer and Secretary	SRP	—	—	3,630	—	23,446
DENISE KULIKOWSKY	EDCP	—	—	0	—	—
Chief People Officer	SRP	—	—	—	—	—

(1) Amounts shown represent elective salary and AIP deferrals made by NEOs into the Tapestry, Inc. Executive Deferred Compensation Plan ("EDCP") in fiscal year 2026.

(2) In fiscal year 2026, Tapestry made matching contributions to the accounts of employees who participated in the EDCP (including our NEOs) during the 2025 plan year. The matching formula is 100% of up to 3% of up to $2 million in salary and AIP deferred in the previous plan year, less the maximum match available in the qualified 401(k) Savings Plan, as described in the **Other Compensation and Benefits Elements** section. All contributions shown are also reported as compensation for fiscal year 2026 in the **Summary Compensation Table**.

(3) Amounts shown represent total investment earnings (losses) under the EDCP and the Supplemental Retirement Plan ("SRP"). Both plans are funded non-tax qualified plans in which participants select investment options as frequently as desired based on substantially similar mutual funds available to participants in the 401(k) Savings Plan. The value of each mutual fund varies daily based on stock market conditions. The SRP is frozen and there have been no contributions to the plan since December 31, 2015.

(4) Includes Executive Contributions, Registrant Contributions and Aggregate Earnings earned in the last fiscal year for each plan as applicable. Vested account balances are distributed six months after a participant's termination. Under the EDCP, the deferred amounts and company match reported as compensation in the **Summary Compensation Table** were:

- For Ms. Crevoiserat, $551,239 for fiscal year 2024 ($46,800 of which represented company match), $716,520 for fiscal year 2025 ($46,200 of which represented company match), and $770,038 for fiscal year 2026 ($46,000 of which represented company match).
- For Mr. Roe, $231,850 for fiscal year 2024 ($43,842 of which represented company match), $306,281 for fiscal year 2025 ($46,200 of which represented company match), and $2,049,625 for fiscal year 2026 ($46,000 of which represented company match).
- For Mr. Kahn, $132,762 for fiscal year 2024 ($46,800 of which represented company match), $266,790 for fiscal year 2025 ($46,200 of which represented company match), and $46,000 for fiscal year 2026 (all of which represented company match).
- For Mr. Howard, $48,386 for fiscal year 2024 ($14,087 of which represented company match), $61,474 for fiscal year 2025 ($19,610 of which represented company match),and $77,468 for fiscal year 2026 ($27,056 of which represented company match).
- Ms. Kulikowsky has not participated in the EDCP.

EMPLOYMENT AGREEMENTS AND COMPENSATORY ARRANGEMENTS

MSES. CREVOISERAT AND KULIKOWSKY AND MESSRS. HOWARD, KAHN AND ROE

Mses. Crevoiserat and Kulikowsky and Messrs. Howard, Kahn and Roe are not subject to fixed term employment contracts. However, each agreed to employment offer letters with the Company upon the commencement of their employment and various supplemental letter agreements entered into, as applicable.

Each of Mses. Crevoiserat and Kulikowsky and Messrs. Howard, Kahn and Roe is required to provide the Company with six months' advance written notice of his or her intent to terminate employment with Tapestry. Under the terms of each letter agreement, failure of the executive to comply with this notice provision results in the Company being entitled to an immediate injunction prohibiting him or her from commencing employment elsewhere for the length of the required notice and being entitled to claw back any cash incentive paid within 180 days of his or her last day of employment, the forfeiture of any unpaid cash incentive or unvested RSU or stock option or vested stock option as of his or her last day of employment and the ability to claw back any Financial Gain (as defined in each equity award grant agreement) realized from the vesting of any equity award within the 12 months preceding his or her last day of employment with Tapestry.

Ms. Crevoiserat's and Mr. Roe's letter agreements each provide that upon their voluntary resignation from the Company after attaining age 62 with not less than five completed years of service with the Company, they will receive retirement treatment under their annual equity award agreements. All other executives are subject to the standard retirement requirements discussed below under **Treatment of Long-Term Incentives Upon Termination or Change in Control**. Mr. Kahn is currently eligible for retirement treatment. See **Treatment of Long-Term Incentives Upon Termination or Change in Control** for a summary of such treatment.

Each of Ms. Kulikowsky and Messrs. Roe and Kahn's letter agreements provide for 12 months of base salary and health benefits continuation under the Severance Pay Plan for Vice Presidents and Above (the "Severance Pay Plan") in the event he or she is terminated without "Cause" or, for Mr. Roe, if he resigns for "Good Reason." Mr. Howard's agreement provides for severance for the greater of 10 months or the amount he is eligible to receive under the Severance Pay Plan, as well as AIP payment for any completed fiscal year that has not been paid in the event he is terminated without "Cause." Ms. Crevoiserat's agreement provides for 24 months of base salary and benefits continuation, as well as pro-rated AIP payment for in process fiscal years and AIP payment for any completed fiscal year, both based on actual performance, in the event she is terminated without "Cause" or resigns for "Good Reason."

Under each of the executive's letter agreements, "Cause" is defined as (i) violation of Tapestry's employee guide or written policies and procedures, (ii) violation of any of the Company's policies regarding sexual harassment and misconduct, (iii) indictment, conviction of, or plea of guilty or no contest to a felony or crime of moral turpitude, (iv) willful or grossly negligent breach of duties, (v) any act of fraud, embezzlement or other similar dishonest conduct, (vi) any act or omission that Tapestry determines could have a material adverse effect on Tapestry, (vii) failure to follow the lawful directives of his or her supervisor, (viii) breach of his or her letter agreement or other written agreement with Tapestry or any of its affiliates; or (ix) breach of certain representations.

Under Ms. Crevoiserat's letter agreement, "Good Reason" is defined as the occurrence of any of the following without Ms. Crevoiserat's consent: (i) material diminution of Ms. Crevoiserat's duties and responsibilities or ceasing to be the Company's CEO, (ii) relocation of the Company's executive offices more than 50 miles outside of New York, New York, (iii) a reduction in Ms. Crevoiserat's base salary of more than 20%, other than a reduction that is also applied to members of the Company's Executive Committee or an equivalent body, or (iv) the Company's material breach of the terms of Ms. Crevoiserat's letter agreement, in each case subject to certain notice and cure periods described in the letter agreement.

Under Mr. Roe's letter agreement, "Good Reason" is defined as Mr. Roe ceasing to be the Company's Chief Financial Officer (principal financial officer) without his consent, subject to certain notice and cure periods described in the letter agreement.

The Company has also adopted the Tapestry, Inc. Special Severance Plan (the "Special Severance Plan"), which is intended to provide benefits to designated employees of the Company who are members of a select group of management or highly compensated employees (as determined in accordance with Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA) in the event their employment is terminated by the Company without cause or by the participant for good reason, each as set forth in the plan upon

or within 24 months following a Change in Control (a "Qualifying Termination"). In the event of a Qualifying Termination, the Company shall provide the participants under the Special Severance Plan with severance payment amounts equal to the sum of such participant's Base Salary plus Bonus (each as defined in the Special Severance Plan) multiplied by a certain severance multiple applicable to each participant depending on position, pro-rated bonus based on actual performance, in addition to COBRA and accelerated vesting of unvested awards granted on or after the adoption of the Special Severance Plan. Under the Special Severance Plan, Ms. Crevoiserat is entitled to a multiple of 2.5 times; all other NEOs are entitled to severance multiples of 1.5 times.

Receipt of any severance benefit, other than accelerated vesting of equity awards in connection with a change in control under the Special Severance Plan, is generally conditioned on the NEO's timely execution, delivery and non-revocation, generally within 60 days following termination, of a release of claims and continued compliance with certain restrictive covenants, including non-competition, non-solicitation, and non-interference obligations. For Ms. Kulikowsky and Messrs. Howard, Roe and Kahn, these restrictions generally apply for 12 months following termination or the date the release becomes irrevocable. For Ms. Crevoiserat these restrictions generally apply for 24 months following termination. In addition, severance benefits under the Severance Pay Plan and Special Severance Plan are conditioned on compliance with perpetual confidentiality and non-disparagement covenants.

Please refer to **Treatment of Long-Term Incentives Upon Termination or Change in Control** below for a discussion of the impact of a termination on annual stock options, PRSUs and RSUs.

TREATMENT OF LONG-TERM INCENTIVES UPON TERMINATION OR CHANGE IN CONTROL

In general, the annual stock option, PRSU and RSU grants made to our NEOs and outstanding as of the end of fiscal year 2026 are treated as indicated below in the event of termination or change-in-control. The HR Committee retains discretion to modify the terms of any agreement in certain situations.

REASON FOR TERMINATION	TREATMENT OF UNVESTED AWARDS
Voluntary (including a resignation without "Good Reason," as defined above under **Employment Agreements and Compensatory Arrangements**)	Unvested awards forfeit. Vested stock options remain exercisable for 90 days.
Retirement (departure from the Company, other than for cause, if employee has attained age 65 and five years of service or age 55 and ten years of service with the Company; or other contractually negotiated retirement requirements)	Unvested awards remain outstanding and become vested according to their original schedule, subject to compliance with the restrictive covenants through the last vesting date. The number of PRSUs that vest is based on actual company performance. Vested options continue to be exercisable for the remainder of the ten-year term.
Severance Event (including resignation with "Good Reason" or termination without "Cause," as defined above under **Employment Agreements and Compensatory Arrangements**)	Unvested awards vest pro-rata as of the employee's termination date. The number of PRSUs that ultimately vest will be based on actual performance relative to the pre-established targets. Exercisability of vested stock options continues for the 90 days following termination date.
Death or Long-Term Disability	Vesting of unvested awards and target PRSUs is accelerated. The estate (or the executive) may exercise stock options for five years.
Termination upon a Change-in-Control	Vesting of unvested awards is accelerated (at target performance for PRSUs if prior to completion of performance period).
Cause (as defined above under **Employment Agreements and Compensatory Arrangements**)	Vested and unvested stock options and unvested RSUs and PRSUs forfeit, and financial gains realized in the twelve months prior to termination must be repaid.
Change-in-Control without termination	Outstanding awards shall continue vesting as scheduled assuming continued employment, or an equivalent award shall be substituted by the successor corporation. PRSUs shall be deemed earned at target performance if Change-in-Control is prior to end of performance period.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below reflect the amount of compensation that would have been owed to each of our NEOs in the event of employment termination, including due to a change in control, on June 27, 2026. The tables include amounts earned through June 27, 2026, as well as estimates of the amounts which would have been paid to such NEOs following that date. The actual amounts to be paid out can only be determined at the time of an NEO's termination.

Regardless of the reason for an NEO's termination of employment, an NEO may be entitled to receive amounts earned during the term of employment. Such amounts include:

- any vested balance in our qualified and non-qualified retirement plans;
- the ability to convert life insurance at the NEO's own expense;
- the ability to exercise vested stock options for a defined period of time.

In the event an NEO dies or is terminated due to disability, such NEO or beneficiary would receive benefits under our broad-based life insurance or long-term disability plan, as appropriate.

The amounts of compensation due upon various termination situations reflect the specific employment terms and conditions for each executive as described under *Employment Agreements and Compensatory Arrangements*, and were calculated using the following assumptions:

- LTI amounts reflect the intrinsic value of unvested stock options, RSUs and PRSUs whose vesting would be pro-rated, accelerated or continued due to the termination, assuming a closing price of our common stock on June 26, 2026 of $146.00, the last trading day before the assumed termination date. For termination reasons in which the value of PRSUs earned depends on satisfaction of the performance criteria, the FY24-26 PRSUs reflect actual performance of 173.8% of target, as certified by the HR Committee in August 2026, and 100% of target for in-cycle awards.
- The HR Committee does not exercise its discretion to pro rata vest, increase or decrease any equity awards.
- The values shown for continuation of benefits and perquisites reflect our cost for each program as of June 27, 2026. These costs may change annually.
- The "Total" row represents the sum of all estimated payments in the column.

JOANNE CREVOISERAT

INCREMENTAL BENEFITS DUE TO TERMINATION EVENT	TERMINATION BY BOARD WITH CAUSE ($)	RESIGNATION BY THE EXECUTIVE WITHOUT GOOD REASON[1] ($)	TERMINATION BY THE BOARD WITHOUT CAUSE ($)	RESIGNATION BY THE EXECUTIVE WITH GOOD REASON ($)	TERMINATION DUE TO CHANGE-IN-CONTROL ($)	TERMINATION DUE TO EXECUTIVE'S DEATH OR DISABILITY ($)	TERMINATION DUE TO EXECUTIVE'S RETIREMENT[2] ($)
TOTAL	5,259,158	5,259,158	108,452,171	108,452,171	176,303,987	165,375,039	143,181,397
Salary Continuation	—	—	2,900,000	2,900,000	3,625,000	—	—
Benefit and Perquisite Continuation	—	—	43,159	43,159	53,948	—	—
Short Term Incentive	—	—	5,800,000	5,800,000	13,050,000	5,800,000	5,800,000
Annual Long Term Incentives:							
Unvested Stock Options	—	—	36,971,354	36,971,354	60,245,614	60,245,614	60,245,614
Unvested Restricted Stock Units	—	—	12,135,972	12,135,972	27,680,368	27,680,368	16,583,546
Unvested Performance Restricted Stock Units	—	—	45,342,528	45,342,528	66,389,899	66,389,899	55,293,079
Retirement Plan Distribution[3]	5,259,158	5,259,158	5,259,158	5,259,158	5,259,158	5,259,158	5,259,158

(1) Pursuant to Ms. Crevoiserat's employment offer letter with the Company, Ms. Crevoiserat may receive, based on the sole discretion of the Company, total compensation of up to $2,900,000, equal to 24 months' salary, in exchange for enforcement of the non-competition provisions of such offer letter for up to the 24-month period following her separation from the Company.

(2) Ms. Crevoiserat is eligible to retire as of June 27, 2026.

(3) All retirement plan contributions are fully vested, providing employees with immediate and irrevocable ownership of the funds allocated to their accounts.

SCOTT ROE

INCREMENTAL BENEFITS DUE TO TERMINATION EVENT	TERMINATION BY BOARD WITH CAUSE ($)	RESIGNATION BY THE EXECUTIVE WITHOUT GOOD REASON[(1)] ($)	TERMINATION BY THE BOARD WITHOUT CAUSE ($)	RESIGNATION BY THE EXECUTIVE WITH GOOD REASON ($)	TERMINATION DUE TO CHANGE-IN-CONTROL ($)	TERMINATION DUE TO EXECUTIVE'S DEATH OR DISABILITY ($)	TERMINATION DUE TO EXECUTIVE'S RETIREMENT[(2)] ($)
TOTAL	5,171,752	5,171,752	38,624,938	38,624,938	60,085,113	56,596,763	—
Salary Continuation	—	—	975,000	975,000	1,462,500	—	—
Benefit and Perquisite Continuation	—	—	34,317	34,317	51,475	—	—
Short Term Incentive	—	—	—	—	4,606,875	2,632,500	—
Annual Long Term Incentives:							
Unvested Stock Options	—	—	13,412,378	13,412,378	22,091,691	22,091,691	—
Unvested Restricted Stock Units	—	—	3,242,744	3,242,744	6,058,298	6,058,298	—
Unvested Performance Restricted Stock Units	—	—	15,788,747	15,788,747	20,642,522	20,642,522	—
Retirement Plan Distribution[(3)]	5,171,752	5,171,752	5,171,752	5,171,752	5,171,752	5,171,752	—

(1) Pursuant to Mr. Roe's employment offer letter with the Company, Mr. Roe may receive, based on the sole discretion of the Company, total compensation of up to $975,000, equal to 12 months' salary, in exchange for enforcement of the non-competition provisions of such offer letter for up to the 12-month period following his separation from the Company.

(2) Mr. Roe was not eligible to retire as of June 27, 2026.

(3) All retirement plan contributions are fully vested, providing employees with immediate and irrevocable ownership of the funds allocated to their accounts.

TODD KAHN

INCREMENTAL BENEFITS DUE TO TERMINATION EVENT	TERMINATION BY BOARD WITH CAUSE ($)	RESIGNATION BY THE EXECUTIVE WITHOUT GOOD REASON[(1)] ($)	TERMINATION BY THE BOARD WITHOUT CAUSE ($)	RESIGNATION BY THE EXECUTIVE WITH GOOD REASON[(2)] ($)	TERMINATION DUE TO CHANGE-IN-CONTROL ($)	TERMINATION DUE TO EXECUTIVE'S DEATH OR DISABILITY ($)	TERMINATION DUE TO EXECUTIVE'S RETIREMENT[(3)] ($)
TOTAL	3,398,802	3,398,802	44,479,100	—	50,240,601	46,456,097	46,456,097
Salary Continuation	—	—	1,000,000	—	1,500,000	—	—
Benefit and Perquisite Continuation	—	—	23,003	—	34,504	—	—
Short Term Incentive	—	—	—	—	5,250,000	3,000,000	3,000,000
Annual Long Term Incentives:							
Unvested Stock Options	—	—	17,832,061	—	17,832,061	17,832,061	17,832,061
Unvested Restricted Stock Units	—	—	5,119,639	—	5,119,639	5,119,639	5,119,639
Unvested Performance Restricted Stock Units	—	—	17,105,595	—	17,105,595	17,105,595	17,105,595
Retirement Plan Distribution[(4)]	3,398,802	3,398,802	3,398,802	—	3,398,802	3,398,802	3,398,802

(1) Pursuant to Mr. Kahn's employment offer letter with the Company, Mr. Kahn may receive, based on the sole discretion of the Company, total compensation of up to $1,000,000, equal to 12 months' salary, in exchange for enforcement of the non-competition provisions of such offer letter for up to the 12-month period following his separation from the Company.

(2) Mr. Kahn is not able to resign for Good Reason under the terms of his offer letter.

(3) Mr. Kahn was eligible to retire as of June 27, 2026.

(4) All retirement plan contributions are fully vested, providing employees with immediate and irrevocable ownership of the funds allocated to their accounts.

DAVID HOWARD

INCREMENTAL BENEFITS DUE TO TERMINATION EVENT	TERMINATION BY BOARD WITH CAUSE ($)	RESIGNATION BY THE EXECUTIVE WITHOUT GOOD REASON(1) ($)	TERMINATION BY THE BOARD WITHOUT CAUSE ($)	RESIGNATION BY THE EXECUTIVE WITH GOOD REASON(2) ($)	TERMINATION DUE TO CHANGE-IN-CONTROL ($)	TERMINATION DUE TO EXECUTIVE'S DEATH OR DISABILITY ($)	TERMINATION DUE TO EXECUTIVE'S RETIREMENT(3) ($)
TOTAL	1,336,969	1,336,969	15,640,423	—	22,992,134	21,220,616	—
Salary Continuation	—	—	650,000	—	975,000	—	—
Benefit and Perquisite Continuation	—	—	11,012	—	16,518	—	—
Short Term Incentive	—	—	1,040,000	—	1,820,000	1,040,000	—
Annual Long Term Incentives:							
Unvested Stock Options	—	—	4,407,971	—	7,339,156	7,339,156	—
Unvested Restricted Stock Units	—	—	2,896,279	—	4,500,277	4,500,277	—
Unvested Performance Restricted Stock Units	—	—	5,298,192	—	7,004,214	7,004,214	—
Retirement Plan Distribution(4)	1,336,969	1,336,969	1,336,969	—	1,336,969	1,336,969	—

(1) Pursuant to Mr. Howard's employment offer letter with the Company, Mr. Howard may receive, based on the sole discretion of the Company, total compensation of up to $650,000, equal to 12 months' salary, in exchange for enforcement of the non-competition provisions of such offer letter for up to the 12-month period following his separation from the Company.

(2) Mr. Howard is not able to resign for Good Reason under the terms of his offer letter.

(3) Mr. Howard was not eligible to retire as of June 27, 2026.

(4) All retirement plan contributions are fully vested, providing employees with immediate and irrevocable ownership of the funds allocated to their accounts.

DENISE KULIKOWSKY

INCREMENTAL BENEFITS DUE TO TERMINATION EVENT	TERMINATION BY BOARD WITH CAUSE ($)	RESIGNATION BY THE EXECUTIVE WITHOUT GOOD REASON(1) ($)	TERMINATION BY THE BOARD WITHOUT CAUSE ($)	RESIGNATION BY THE EXECUTIVE WITH GOOD REASON(2) ($)	TERMINATION DUE TO CHANGE-IN-CONTROL ($)	TERMINATION DUE TO EXECUTIVE'S DEATH OR DISABILITY ($)	TERMINATION DUE TO EXECUTIVE'S RETIREMENT(3) ($)
TOTAL	137,230	137,230	7,502,074	—	14,341,104	12,547,763	—
Salary Continuation	—	—	650,000	—	975,000	—	—
Benefit and Perquisite Continuation	—	—	25,561	—	38,341	—	—
Short Term Incentive	—	—	—	—	1,820,000	1,040,000	—
Annual Long Term Incentives:							
Unvested Stock Options	—	—	2,404,816	—	4,549,720	4,549,720	—
Unvested Restricted Stock Units	—	—	1,013,674	—	2,121,955	2,121,955	—
Unvested Performance Restricted Stock Units	—	—	3,270,793	—	4,698,858	4,698,858	—
Retirement Plan Distribution(4)	137,230	137,230	137,230	—	137,230	137,230	—

(1) Pursuant to Ms. Kulikowsky's employment offer letter with the Company, Ms. Kulikowsky may receive, based on the sole discretion of the Company, total compensation of up to $650,000, equal to 12 months' salary, in exchange for enforcement of the non-competition provisions of such offer letter for up to the 12-month period following her separation from the Company.

(2) Ms. Kulikowsky is not able to resign for Good Reason under the terms of her offer letter.

(3) Ms. Kulikowsky was not eligible to retire as of June 27, 2026.

(4) All retirement plan contributions are fully vested, providing employees with immediate and irrevocable ownership of the funds allocated to their accounts.

CEO PAY RATIO

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), the following information explains the relationship of the annual total compensation of our median employee to the annual total compensation of Ms. Crevoiserat, our CEO. We do not believe there has been any change in either our employee population or our employee compensation arrangements or practices that we would significantly impact our fiscal year 2026 pay ratio disclosure and, therefore, intended to use the same median employee we identified for fiscal year 2024. However, because that employee is no longer employed by the Company, we identified a substitute median employee for fiscal year 2026 whose amount for our consistently applied compensation measure is substantially similar to the original median employee's compensation.

We determined the following in compliance with the requirements set forth in Item 402(u) of Regulation S-K:

- The total fiscal year 2026 compensation of our median employee was $31,573;
- The total fiscal year 2026 compensation of Ms. Crevoiserat was $33,986,485 (or $18,986,397 excluding the CEO Special Grant); and
- The ratio of the median employee's pay to that of Ms. Crevoiserat was 1 to 1,076 (or 1 to 601 excluding the CEO Special Grant).

Ms. Crevoiserat's compensation as reported in the **Summary Compensation Table** was used for purposes of calculating the ratio. For purposes of the pay ratio, both the CEO's and median employee's annual total compensation were calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

Our median employee is a full-time senior sales associate working in a retail store in Asia. To identify the median employee, we used the following methodology in fiscal year 2024, consistent with SEC regulations:

- We selected June 1, 2024 as the determination date, one month before the end of our fiscal year 2024.
- At that time, we prepared a file of our consolidated global payroll records. As of the determination date, our analysis included approximately 20,100 employees working in 27 countries. This figure represented all our employees globally.
- We utilized actual base salary paid in fiscal year 2024 from our payroll records as our consistently applied compensation measure to identify the median employee. We converted compensation for employees paid in currencies other than the U.S. dollar into U.S. dollars based on exchange rates as of the end of fiscal year 2024.
- We examined a small group of employees for whom actual base salary was clustered within a few dollars around the median. From this group we selected an individual we determined to be reasonably representative of our median employee.

PAY VERSUS PERFORMANCE

The following table sets forth the relationship between executive compensation actually paid and the financial performance of the Company in accordance with SEC rules. It includes compensation for our Chief Executive Officer, or PEO (Ms. Crevoiserat) and average compensation for our NEOs other than our PEOs, or the non-PEO NEOs. The dollar amounts shown as compensation actually paid ("CAP") do not reflect the actual amounts realized by our executives during the applicable year.

The financial performance measures used are the Company's TSR, the peer group TSR (as disclosed under Item 201(e) of Regulation S-K), and the Company's GAAP Net Income (as reported in our Annual Report on Form 10-K), each of which are required financial performance measures under the SEC rules. The SEC rules also require an issuer to select its most important other financial performance measure that is used to link CAP to the Company's performance, which is Net Sales, as reflected in the SEC-required table below.

The HR Committee does not use CAP as a basis for making compensation decisions. For a discussion of how our HR Committee seeks to align pay with performance when making compensation decisions, please review the **Compensation Discussion and Analysis** beginning on page 36 of this Proxy Statement.

					VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:			
FISCAL YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR MS. CREVOISERAT ($)[1]	COMPENSATION ACTUALLY PAID TO MS. CREVOISERAT[1][2]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOs[1]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOs[1][2]	TOTAL SHAREHOLDER RETURN[3]	INDEX TOTAL SHAREHOLDER RETURN[3]	NET INCOME (MILLIONS)	NET SALES (MILLIONS)
2026	$33,986,485	$134,521,163	$5,643,191	$24,150,906	$390	$58	$1,528	$8,004
2025	$17,340,349	$ 77,657,770	$5,055,137	$17,746,944	$229	$51	$ 183	$7,011
2024	$15,430,213	$ 16,312,370	$4,565,986	$ 4,968,207	$110	$51	$ 816	$6,671
2023	$14,489,503	$ 21,941,536	$3,867,451	$ 5,632,476	$106	$58	$ 936	$6,661
2022	$13,739,426	$ 8,274,188	$4,287,976	$ 2,782,806	$ 74	$61	$ 856	$6,685

(1) The following individuals are our Named Executive Officers for each fiscal year:

FISCAL YEAR	PEO(s)	NON-PEO NEOs
2026	Joanne Crevoiserat	Scott Roe, Todd Kahn, David Howard, and Denise Kulikowsky
2025	Joanne Crevoiserat	Scott Roe, Todd Kahn, David Howard, and Denise Kulikowsky
2024	Joanne Crevoiserat	Scott Roe, Todd Kahn, Liz Fraser, and David Howard
2023	Joanne Crevoiserat	Scott Roe, Todd Kahn, Liz Fraser, and David Howard
2022	Joanne Crevoiserat	Scott Roe, Todd Kahn, Tom Glaser, and Liz Fraser

(2) Compensation actually paid to our NEOs represents the "Total" compensation reported in the **Summary Compensation Table** for the applicable fiscal year, adjusted as follows for FY 2026. For all prior year adjustments, refer to the 2023, 2024 and 2025 Proxy Statements.

	FY 2026	
	PEO – MS. CREVOISERAT	AVG. NON-PEO NEO
Summary Compensation table total for applicable year.	33,986,485	5,643,191
Deduction for amounts reported under the "Stock Awards" and "Option Awards" columns in the Summary Compensation table for the applicable year.	(26,656,759)	(2,847,923)
Increase based on ASC Topic 718 fair value of Awards granted during applicable year that remain unvested as of applicable year end, determined as of applicable year end. RSU values include RSUs attributable to reinvested dividend equivalents.	51,020,245	4,716,967
Increase based on ASC 718 Fair Value of Awards granted during Applicable FY that Vested during Applicable FY, determined as of Vesting Date.	—	—

	FY 2026	
	PEO – MS. CREVOISERAT	AVG. NON-PEO NEO
Increase/deduction for Awards granted in prior years that were outstanding and unvested as of applicable year end, determined based on change in ASC Topic 718 fair value from the prior year end to the applicable year end.	70,150,767	15,520,975
Increase/deduction for Awards granted in prior years that vested during the applicable year, determined based on change in ASC Topic 718 fair value from the prior year end to the vesting date.	6,020,425	1,117,696
Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year.	—	—
Compensation Actually Paid	134,521,163	24,150,906

(3) TSR is cumulative for the measurement periods beginning on July 3, 2021 and ending on July 2, 2022, July 1, 2023, June 29, 2024, June 28, 2025, and June 27, 2026 calculated in accordance with Item 201(e) of Regulation S-K. The Peer Group TSR column represents the S&P Composite 1500 Apparel, Accessories & Luxury Goods Index, which is the industry specific index included in Part II, Item 5 of our Annual Report on Form 10-K for the fiscal year ended June 27, 2026.

PAY VERSUS PERFORMANCE RELATIONSHIP

See the **Compensation Discussion & Analysis** for a description of how the HR Committee assesses the relationship between executive compensation and performance.

The chart below provides a comparison between (i) the TSR of Tapestry and of the S&P Composite 1500 Apparel, Accessories & Luxury Goods Index assuming a fixed $100 initial investment on July 3, 2021 and reinvestment of dividends, and (ii) the compensation actually paid to our PEOs and the average compensation actually paid to our non-PEO NEOs for the fiscal years 2022, 2023, 2024, 2025, and 2026.

Because our TSR outperformed the TSR of our industry index, and because LTI are the most significant element of pay for our PEO and our other NEOs, compensation actually paid is substantially higher than amounts reported in the **Summary Compensation Table** on a cumulative basis for fiscal years 2022, 2023, 2024, 2025, and 2026. While we are extremely pleased with our strong absolute and relative TSR performance over the last five years, we realize that there is no guarantee that our executives will actually realize the amounts reported below as compensation actually paid.

COMPANY TSR AND S&P COMPOSITE 1500 APPAREL, ACCESSORIES & LUXURY GOODS INDEX TSR VS. COMPENSATION ACTUALLY PAID


$400
$350
$300
$250
$200
$150
$100
$50
$0
Cumulative TSR (On Fixed $100 Investment)
$140,000,000
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$0
Compensation Actually Paid
FY 2021
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
Tapestry TSR
S&P Composite 1500 Apparel, Accessories & Luxury Goods Index
PEO Compensation Actually Paid - Crevoiserat
Avg non-PEO NEO Compensation Actually Paid

	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026
Tapestry TSR	$100	$ 74.12	$ 106.16	$ 110.13	$ 229.45	$ 389.55
S&P Composite 1500 Apparel, Accessories & Luxury Goods Index	$100	$ 61.23	$ 57.68	$ 50.58	$ 50.53	$ 57.50
PEO Compensation Actually Paid - Crevoiserat		$8,274,188	$21,941,536	$16,312,370	$77,657,770	$134,521,163
Avg non-PEO NEO Compensation Actually Paid		$2,782,806	$ 5,632,476	$ 4,968,207	$17,746,944	$ 24,150,906

The chart below provides a comparison between (i) Tapestry's Net Income and (ii) compensation actually paid to our PEOs and average compensation actually paid to our non-PEO NEOs for the fiscal years 2022, 2023, 2024, 2025, and 2026

NET INCOME VS. COMPENSATION ACTUALLY PAID



$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Net Income (in millions)
$140,000,000
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$0
Compensation Actually Paid
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
Net Income (in millions)
PEO Compensation Actually Paid - Crevoiserat
Avg non-PEO NEO Compensation Actually Paid

	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026
Net Income (in millions)	$ 856	$ 936	$ 816	$ 183	$ 1,528
PEO Compensation Actually Paid - Crevoiserat	$8,274,188	$21,941,536	$16,312,370	$77,657,770	$134,521,163
Avg non-PEO NEO Compensation Actually Paid	$2,782,806	$ 5,632,476	$ 4,968,207	$17,746,944	$ 24,150,906

The chart below provides a comparison between (i) Tapestry's Net Sales and (ii) compensation actually paid to our PEOs and average compensation actually paid to our non-PEO NEOs for the fiscal years 2022, 2023, 2024, 2025, and 2026.

NET SALES VS. COMPENSATION ACTUALLY PAID


$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Net Sales (in millions)
$140,000,000
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$0
Compensation Actually Paid
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
Net Sales (in millions)
PEO Compensation Actually Paid - Crevoiserat
Avg non-PEO NEO Compensation Actually Paid

	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026
Net Sales (in millions)	$ 6,685	$ 6,661	$ 6,671	$ 7,011	$ 8,004
PEO Compensation Actually Paid - Crevoiserat	$ 8,274,188	$21,941,536	$16,312,370	$77,657,770	$134,521,163
Avg non-PEO NEO Compensation Actually Paid	$ 2,782,806	$ 5,632,476	$ 4,968,207	$17,746,944	$ 24,150,906

PERFORMANCE MEASURES

The following performance measures are the most important used by the Company to link executive compensation actually paid to the NEOs to company performance during fiscal year 2026.

COMPANY-SELECTED PERFORMANCE MEASURES
Net Sales
Operating Income
Gross Margin
Return on Invested Capital
Relative Total Shareholder Return

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information as of June 27, 2026, with respect to the shares of Tapestry common stock that may be issued under our equity compensation plans:

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS OR RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMP PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
Equity compensation plans approved by security holders	8,981,702 (1)	38.29 (2)	14,644,469 (3)
Equity compensation plans not approved by security holders	—	NA (2)	—
Total	8,981,702		14,644,469

(1) Includes 3,342,370 RSUs and 1,836,440 PRSUs, which do not have an exercise price. PRSUs with incomplete performance periods assume maximum performance conditions will be satisfied.

(2) Includes weighted average exercise price for stock options only.

(3) Includes securities remaining available for future issuance for each of the following plans:

- 2018 Stock Incentive Plan: 14,419,331
- Employee Stock Purchase Plan: 225,138

Certain Relationships and Related Transactions

TRANSACTIONS WITH RELATED PERSONS

The Company has not identified any direct or indirect material interests of its directors or executive officers in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K for fiscal year 2026.

POLICIES AND PROCEDURES FOR RELATED PERSON TRANSACTIONS

Tapestry has instituted written policies and procedures for the review, approval and ratification of "related person" transactions as defined in Item 404 of Regulation S-K under the Exchange Act between the Company and its directors, director nominees, executive officers, greater than 5% beneficial owners and each of their immediate family members, in which any "related person" had, has or will have a "direct or indirect material interest," and which is potentially required to be disclosed pursuant to the Exchange Act.

The policy provides that the GN Committee is responsible for the review and approval or disapproval of related person transactions proposed to be entered into or the ratification of any such transaction which continues on a year-after-year basis. Under the policy, no GN Committee member may participate in any review, consideration or approval of a transaction involving such member or their immediate family or any entity with which such GN Committee member is affiliated.

In reviewing transactions subject to the policy, the GN Committee considers any factors it deems relevant, including (i) whether the transaction is in the ordinary course of business of the Company, (ii) whether the transaction is on terms no less favorable than terms available to an unaffiliated third party, (iii) the related person's interest in the transaction, (iv) the approximate dollar value of the transaction and the related person's interest, (v) the purpose of the transaction, (vi) the disclosure obligations of the Company, (vii) the conflict of interest provisions of the Code and (viii) any other information that may be considered material.

Other Information

COMMUNICATING WITH THE BOARD

Tapestry has adopted a policy which permits stockholders and interested parties to contact the Board, with the option to do so anonymously. To report complaints or concerns about Tapestry's accounting, internal accounting controls, auditing or legal matters directly to Tapestry's Board and/or Audit Committee, stockholders may submit a report on Tapestry's Ethics and Compliance Reporting System (**https://www.tapestry.ethicspoint.com/**) or call 1-800-396-1807, which is manned by an independent service taking confidential messages on behalf of Tapestry. Complaints or concerns relating to Tapestry's accounting, internal accounting controls or auditing matters will be referred to Tapestry's Independent Chair and the Audit Committee Chair. Other relevant legal or ethical concerns will be referred to the Independent Chair of Tapestry's Board, who is also currently the Chair of the GN Committee. The status of all outstanding concerns addressed to the Independent Chair or the Audit Committee Chair will be reported to the Board on at least a quarterly basis. Further information on this policy is available to security holders on Tapestry's website through the Corporate Governance page.

STOCKHOLDER PROPOSALS FOR THE 2027 ANNUAL MEETING

Tapestry's Bylaws currently provide that in order for a stockholder or eligible group of stockholders to nominate a candidate for election as a director at an Annual Meeting of Stockholders or for a stockholder to propose business for consideration at such meeting, written notice complying with the requirements set forth in our Bylaws generally must be delivered to the Secretary of Tapestry, at Tapestry's principal executive office, not later than 5:00 p.m., Eastern Time, on the 120th day, and not earlier than the 150th day, prior to the first anniversary of the date of the proxy statement for the preceding year's Annual Meeting of Stockholders. Accordingly, a notice of stockholder nomination or proposal intended to be considered at the 2027 Annual Meeting of Stockholders must contain all the information and certifications required by our Bylaws and be received by the Secretary no earlier than April 28, 2027, and no later than 5:00 p.m., Eastern Time on May 28, 2027. Nominations or proposals should be mailed to Tapestry, Inc., to the attention of Tapestry's Secretary, David Howard, 10 Hudson Yards, New York, New York 10001. Our proxy access bylaw also currently permits a stockholder (or a group of up to 20 stockholders) owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials candidates for election as directors constituting up to the greater of two individuals or 20% of the Board, if the nominating stockholder(s) and the nominee(s) satisfy the requirements specified in Tapestry's Bylaws. For the 2027 Annual Meeting of Stockholders, notice of a proxy access nomination must be delivered to our Secretary not before April 28, 2027, and no later than 5:00 p.m., Eastern Time on May 28, 2027. A copy of the Bylaws may be obtained from David Howard, Tapestry's Secretary, by written request to the same address.

In addition, if you wish to have your proposal considered for inclusion in Tapestry's 2027 proxy statement, pursuant to Rule 14a-8 of the Exchange Act, we must receive such proposal no later than May 28, 2027.

Tapestry will consider only proposals and nominations meeting the requirements of the applicable federal securities laws, the SEC rules promulgated thereunder and Tapestry's Bylaws.

OTHER BUSINESS

The Board does not presently intend to bring any other business before the Annual Meeting and, so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the Notice of the Annual Meeting. As to any business other than as specified in the Notice of the Annual Meeting that may properly come before the Annual Meeting, however, it is intended that proxies will be voted in respect thereof in accordance with the discretion of the persons exercising such proxies.

TAPESTRY'S FORM 10-K AND OTHER MATTERS

A copy of Tapestry's Annual Report on Form 10-K for the fiscal year ended June 27, 2026, as filed with the SEC, will be sent to any stockholder, without charge, by regular mail or by e-mail upon written request addressed to Tapestry, to the attention of the Investor Relations Department, 10 Hudson Yards, New York, New York 10001. You also may obtain our Annual Report on Form 10-K over the Internet at the SEC's website, **www.sec.gov**, or on the investor relations section of our website.

To the extent that this proxy statement is incorporated by reference into any of our other filings under the Securities Act or the Exchange Act, the sections of this proxy statement titled **Human Resources Committee Report** and **Audit Committee Report** (to the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in such filing. No information contained on our website, **www.tapestry.com**, is intended to be included as part of, or incorporated by reference into, this proxy statement.

EXPENSES OF SOLICITATION

This solicitation is being made by mail, but may also be made by e-mail, telephone or in person by Tapestry's officers and employees (without additional compensation). Tapestry will pay the cost of soliciting proxies for the Annual Meeting, including the cost of mailing. Tapestry will reimburse brokerage firms, nominees, custodians and fiduciaries for their out-of-pocket expenses for forwarding proxy materials to beneficial owners and seeking instruction with respect thereto. The Company has engaged Alliance Advisors LLC to assist in the solicitation of proxies for the Annual Meeting for a fee of $15,000 plus reasonable out-of-pocket expenses.

HOUSEHOLDING

Pursuant to rules of the SEC, the Company is delivering to multiple stockholders sharing the same address one copy of the Notice of Internet Availability (or, for those who request it, one hard copy of our annual report, proxy statement and proxy card) in a single envelope unless the Company has received prior instructions to the contrary. This procedure is referred to as householding. Upon written or oral request, we will promptly mail a separate copy of our Notice of Internet Availability in separate envelopes (or our annual report, proxy statement and proxy card) to any stockholder at a shared address to which a single copy of our Notice of Internet Availability (or our annual report, proxy statement and proxy card) was delivered in a single envelope. Conversely, upon written or oral request, we will cease delivering separate copies of our Notice of Internet Availability (or our annual report, proxy statement and proxy card) in separate envelopes to any stockholder at a shared address to which multiple copies of either document were delivered in the past. Please contact Broadridge Householding Department with your request, by calling their toll-free number, 1-866-540-7095 or by writing to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will mail the materials that you request at no cost to you. Stockholders who hold their shares in "street name," that is, through a broker, bank, financial institution or other nominee or intermediary as holder of record, and who wish to change their householding instructions or obtain copies of these documents, should follow the instructions on their voting instruction card or contact the holders of record.

Appendix A

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

The Company's reported results are presented in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). The reported Net Sales, Operating Income, Gross Margin, Net Income and diluted earnings per share in fiscal years 2026 and 2025 reflect certain items which affect the comparability of our results.

In addition, the reported Net Sales, Operating Income, Gross Margin, Net Income, and diluted earnings per share in fiscal years 2026 and 2025 were adjusted, when applicable, for annual and/or LTI evaluation purposes. The following tables reconcile the "as reported" results to "adjusted" results excluding these items. Numbers shown in millions have been rounded to one decimal and diluted earnings per share has been rounded to two decimals.

ADJUSTMENTS FOR FISCAL YEAR 2026 FINANCIAL HIGHLIGHTS AND FISCAL YEAR 2026 ANNUAL INCENTIVE PLAN

	TAPESTRY, INC.			COACH		
	NET SALES (IN MILLIONS)	OPERATING INCOME (IN MILLIONS)	GROSS MARGIN	NET SALES (IN MILLIONS)	OPERATING INCOME (IN MILLIONS)	GROSS MARGIN
As Reported: (GAAP Basis)	$ 8,004.2	$1,914.4	77.8%	$ 6,914.7	$2,541.2	79.7%
Acquisition and Divestiture	(14.6)	10.9	(0.1)%	N/A	N/A	N/A
Organizational Efficiency	N/A	29.0	N/A	N/A	1.3	N/A
IEEPA Tariff Refund	N/A	(98.3)	(1.1)%	N/A	(66.0)	(0.9)%
Distribution Network Optimization	N/A	9.8	N/A	N/A	N/A	N/A
Adjusted: (Non-GAAP basis as reported in Form 10-K)(1)	$ 7,989.6	$1,865.8	76.6%	$ 6,914.7	$2,476.5	78.8%
Foreign Currency Adjustments	(58.7)	(22.4)	(0.1)%	(54.7)	(23.2)	-%
Add Back AIP $ in Operating Income	0.0	169.3	-%	0.0	72.3	-%
Exclude Tariff Impact	0.0	(83.5)	(0.8)%	0.0	(66.3)	(0.8)%
Exclude Brand Mix Impact from Gross Margin	0.0	0.0	(0.4)%	0.0	0.0	-%
Adjusted: (Non-GAAP Basis for AIP results measurement)	$ 7,930.9	$1,929.2	75.3%	$ 6,860.0	$2,459.3	78.0%

ADJUSTMENTS FOR FISCAL YEAR 2025 FINANCIAL HIGHLIGHTS AND FISCAL YEAR 2025 ANNUAL INCENTIVE PLAN

	TAPESTRY, INC.			COACH		
	NET SALES (IN MILLIONS)	OPERATING INCOME (IN MILLIONS)	GROSS MARGIN	NET SALES (IN MILLIONS)	OPERATING INCOME (IN MILLIONS)	GROSS MARGIN
As Reported: (GAAP Basis)	$7,010.7	$ 415.0	75.4%	$5,598.5	$1,875.3	78.1%
Acquisition and Divestiture	N/A	112.5	N/A	N/A	N/A	N/A
Organizational Efficiency	N/A	17.2	N/A	N/A	0.8	N/A
Impairment	N/A	854.8	N/A	N/A	N/A	N/A
Adjusted: (Non-GAAP basis as reported in Form 10-K)[1]	$7,010.7	$1,399.5	75.4%	$5,598.5	$1,876.1	78.1%
Add Back AIP $ in Operating Income	0.0	160.5	-%	—	65.4	-%
Exclude Net Sales of Stuart Weitzman Business[2]	(215.1)	—	—%	—	—	-%
Adjusted: (Non-GAAP Basis for AIP results measurement)	$6,795.6	1,560.0	75.4%	$5,598.5	$1,941.5	78.1%

ADJUSTMENTS FOR FISCAL YEAR 2024-2026 PRSUs

	TAPESTRY, INC.			
NET SALES (FOR NET SALES METRIC)	FY24 NET SALES (IN MILLIONS)	FY25 NET SALES (IN MILLIONS)	FY26 NET SALES (IN MILLIONS)	CUMULATIVE NET SALES (IN MILLIONS)
As Reported: (Non-GAAP Basis) [1]	$ 6,671.2	$ 7,010.7	$ 7,989.6	$ 21,671.5

ADJUSTMENTS FOR FISCAL YEAR 2024-2026 PRSUs

	TAPESTRY, INC.			
NOPAT (FOR ROIC METRIC)	FY24 NOPAT (IN MILLIONS)	FY25 NOPAT (IN MILLIONS)	FY26 NOPAT (IN MILLIONS)	CUMULATIVE NOPAT (IN MILLIONS)
As Reported: (Operating Income GAAP Basis)	$1,140.1	$ 415.0	$ 1,914.4	$ 3,469.5
Acquisition and Divestiture	109.9	112.5	$ 10.9	233.3
Organizational Efficiency	N/A	17.2	$ 29.0	46.2
Impairment	N/A	854.8	N/A	854.8
IEEPA Tariff Refund	N/A	N/A	$ (98.3)	(98.3)
Distribution Network Optimization	N/A	N/A	$ 9.8	9.8
Adjusted: (Operating Income Non-GAAP basis as reported in Form 10-K)[1]	$1,250.0	$ 1,399.5	$ 1,865.8	$ 4,515.3
Income Taxes at Planned Tax Rate	(241.2)	(270.1)	(360.1)	(871.4)
Adjusted: (Non-GAAP Basis for PRSU results measurement)	$1,008.8	$ 1,129.4	$ 1,505.7	$ 3,643.9

ADJUSTMENTS FOR FISCAL YEAR 2024-2026 PRSUs

	TAPESTRY, INC.			
TOTAL DEBT (FOR ROIC METRIC)	FY24 TOTAL DEBT (IN MILLIONS)	FY25 TOTAL DEBT (IN MILLIONS)	FY26 TOTAL DEBT (IN MILLIONS)	CUMULATIVE TOTAL DEBT (IN MILLIONS)
As Reported: (Current Debt GAAP Basis)	$ 303.4	$ 16.7	$ —	$ 320.1
As Reported: (Long-Term Debt GAAP Basis)	$ 6,937.2	$ 2,377.9	$ 2,379.0	$11,694.1
Total Debt (for ROIC metric)	$ 7,240.6	$ 2,394.6	$ 2,379.0	$12,014.2
Capri Acquisition Debt	(6,131.4)	N/A	N/A	(6,131.4)
Adjusted: (Non-GAAP Basis for PRSU results measurement)	$ 1,109.2	$ 2,394.6	$ 2,379.0	$ 5,882.8

ADJUSTMENTS FOR FISCAL YEAR 2024-2026 PRSUs

TOTAL STOCKHOLDERS' EQUITY (FOR ROIC METRIC)	TAPESTRY, INC. FY24 STOCKHOLDERS' EQUITY (IN MILLIONS)	FY25 STOCKHOLDERS' EQUITY (IN MILLIONS)	FY26 STOCKHOLDERS' EQUITY (IN MILLIONS)	CUMULATIVE STOCKHOLDERS' EQUITY (IN MILLIONS)
As Reported: (GAAP Basis)	$2,896.9	$ 857.8	$ 692.1	$4,446.8
Kate Spade Goodwill Impairment	N/A	854.8	854.8	1,709.6
Adjusted: (Non-GAAP Basis for PRSU results measurement)	$2,896.9	$1,712.6	$1,546.9	$6,156.4

ADJUSTMENTS FOR FISCAL YEAR 2025-2026 EPS

	TAPESTRY, INC. FY25 EPS	FY26 EPS
As Reported: (GAAP Basis)	$0.82	$7.27
Acquisition and Divestiture	0.95	0.05
Organizational Efficiency	0.06	0.12
Impairment	3.27	N/A
IEEPA Tariff Refund	N/A	(0.43)
Distribution Network Optimization	N/A	0.04
Adjusted: (Non-GAAP basis as reported in Form 10-K)[1]	$5.10	$7.05

ADJUSTMENTS FOR FISCAL YEAR 2026 FREE CASH FLOW

	TAPESTRY, INC. FY26 FREE CASH FLOW (IN MILLIONS)
As Reported: (Operating Cash Flow GAAP Basis)	$1,978.5
Purchases of property and equipment	(166.0)
Acquisition and Divestiture	12.8
Organizational Efficiency	17.3
IEEPA Tariff Refund	(98.3)
Distribution Network Optimization	8.4
Changes in operating assets and liabilities of items affecting comparability:	
Accrued Liabilities	(3.7)
Other Assets	114.7
Adjusted: (Non-GAAP Basis for Financial Highlights)	$1,863.7

ADJUSTMENTS FOR FISCAL YEAR 2025-2026 NET SALES

	TAPESTRY, INC. FY25 NET SALES (IN MILLIONS)	FY26 NET SALES (IN MILLIONS)	% CHANGE	CONSTANT CURRENCY % CHANGE
Coach	$5,598.5	$6,914.7	24%	23%
Kate Spade	1,197.1	1,074.9	(10)%	(11)%
Stuart Weitzman	215.1	14.6	(93)%	(93)%
Total Tapestry	$7,010.7	$8,004.2	14%	13%
Total Tapestry Pro Forma[3]	$6,795.6	$7,989.6	18%	17%

(1) See pages 44, 42 and 41 of the Company's Form 10-K for fiscal years 2026, 2025 and 2024, respectively, for a detailed description of certain items excluded from the non-GAAP financial measures presented in the 10-K for fiscal years 2026, 2025 and 2024.

(2) Relates to the Net Sales of the Stuart Weitzman Business.

(3) Pro Forma Net sales and related growth rates exclude the Net sales of the Stuart Weitzman Business on a reported and constant currency basis.

These non-GAAP performance measures were used by management to conduct and evaluate its business during its regular review of operating results for the periods affected. Management and the Company's Board utilized these non-GAAP measures to make decisions about the uses of Company resources, analyze performance between periods, develop internal projections and measure management performance. The Company's primary internal financial reporting excluded these items affecting comparability. In addition, the HR Committee of the Company's Board used these non-GAAP measures when setting and assessing achievement of incentive compensation goals.

We believe these non-GAAP measures are useful to investors in evaluating the Company's ongoing operating and financial results in a manner that is consistent with management's evaluation of business performance and understanding how such results compare with the Company's historical performance.

Additionally, we believe presenting certain increases and decreases in constant currency provides a framework for assessing the performance of the Company's business outside the United States and helps investors and analysts understand the effect of significant year-over-year currency fluctuations. We believe non-GAAP measures assist investors in developing expectations of future performance. By providing the non-GAAP measures, as a supplement to GAAP information, we believe we are enhancing investors' understanding of our business and our results of operations. The non-GAAP financial measures are limited in their usefulness and should be considered in addition to, and not in lieu of, U.S. GAAP financial measures. Further, these non-GAAP measures may be unique to the Company, as they may be different from non-GAAP measures used by other companies.

Appendix B

QUESTIONS YOU MAY HAVE REGARDING THIS PROXY STATEMENT

1. What is the purpose of these materials?

The accompanying proxy is solicited on behalf of our Board. We provide these proxy materials to you in connection with our Annual Meeting. Our Annual Meeting will be held virtually via live webcast on Wednesday, November 11, 2026, at 9:00 a.m., Eastern Time at **www.virtualshareholdermeeting.com/TPR2026**.

As a holder of shares of our common stock as of the close of business on the Record Date, you are invited to join the Annual Meeting and are entitled and requested to vote on the proposals described in this proxy statement.

2. What information is contained in these materials?

The information included in this proxy statement relates to the proposals to be considered and voted on at the Annual Meeting, the voting process, the compensation of the directors and our NEOs and other required information. Our Form 10-K for fiscal year 2026 is available to review with this proxy statement.

We are delivering the Notice of 2026 Annual Meeting of Stockholders and instructions on how to access the proxy statement (or, for those who request it, a hard copy of this proxy statement and the enclosed proxy card) to our stockholders on or about September 25, 2026.

3. What proposals will be voted on at the meeting?

At the Annual Meeting, our stockholders will be asked:

1. To elect 11 directors;
2. To consider and vote upon the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2027;
3. To consider and vote upon the approval of, on a non-binding advisory basis, the Company's executive compensation as described in this proxy statement;
4. To consider an advisory stockholder proposal to permit stockholder action by less than unanimous written consent, if properly presented at the Annual Meeting; and
5. To transact such other business as may properly come before the Annual Meeting or any postponement or adjournment of the Annual Meeting.

Our Board is not aware of any other matter that will be presented at the Annual Meeting. If any other matter is properly presented at the Annual Meeting, the persons named on your proxy will vote in accordance with their discretion on the matter.

4. Does the Board of Directors recommend voting in favor of the proposals?

Our Board unanimously recommends that you vote your shares "FOR" each of the director nominees in Proposal No. 1, and "FOR" Proposals No. 2 and 3. Our Board makes no voting recommendation on Proposal No. 4.

5. What shares can I vote?

You may vote all of the shares of our common stock that you owned at the close of business on the Record Date.

6. What classes of shares are entitled to be voted?

Holders of shares of our common stock are entitled to one vote for each share of common stock held by them as of the close of business on the Record Date. On the Record Date, the Company had 198,435,342 shares of common stock outstanding and entitled to be voted at the Annual Meeting, and no other stock of any series issued or outstanding.

7. What do I need to do now?

Please carefully consider the information contained in this proxy statement and respond as soon as possible so that your shares will be represented at the Annual Meeting. You can respond by following the instructions for authorizing a proxy to vote presented in the Notice of Annual Meeting and Internet Availability of Proxy Materials you received; if you received paper copies of the Company's proxy materials, you can respond by completing, signing and dating your proxy card and returning it in the enclosed envelope. Alternatively, you may attend the Annual Meeting virtually via live webcast and vote your shares at the meeting. If you authorize a proxy to vote online, by telephone or mail in a proxy card, you may still participate in the Annual Meeting, and should you choose to do so, you may revoke the proxy by voting your shares during our Annual Meeting.

8. Do I need to attend the Annual Meeting?

No. You may authorize a proxy to vote your shares by following the instructions presented in the notice of the Annual Meeting and Internet Availability of Proxy Materials or if you received or requested a paper proxy card, by completing, signing and dating your proxy card and returning it in the envelope provided to you.

9. How do I attend the Annual Meeting this year?

Tapestry's Annual Meeting will be conducted via a live webcast, simultaneously allowing for greater participation and the opportunity to participate in the live, online meeting from any location convenient for you. We are committed to ensuring that our stockholders have substantially the same opportunities to participate in the virtual Annual Meeting as they would at an in-person meeting. Stockholders may attend the Annual Meeting, vote and submit a question during the Annual Meeting by visiting **www.virtualshareholdermeeting.com/TPR2026**. Questions may also be submitted prior to the Annual Meeting at **www.proxyvote.com**. Stockholders will be able to review the rules of conduct and other meeting materials on **www.virtualshareholdermeeting.com/TPR2026**. We will answer questions that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. If we receive substantially similar questions, we will group such questions together. The webcast replay of the Annual Meeting, including the question and answer portion, will be available soon after the Annual Meeting on our Investor Relations website for at least 30 days. Please note that stockholders will need their control number which appears on their Notice of Internet Availability of Proxy Materials, the proxy card (printed in the box and marked by the arrow), and the instructions that accompanied the proxy materials in order to access these sites and vote shares or ask questions prior to or at the Annual Meeting. If you hold your shares as a beneficial owner in street name and do not have a control number, please contact your bank or brokerage firm for voting instructions. If you access the Annual Meeting but do not enter your control number you will be able to listen to the proceedings, but you will not be able to vote or otherwise participate.

We will have technicians ready to assist you with any technical difficulties you may have accessing the Annual Meeting. If you encounter any technical difficulties during check-in or during the Annual Meeting, please call the technical support number that will be posted on **www.virtualshareholdermeeting.com/TPR2026**.

10. What constitutes a quorum, and why is a quorum required?

A quorum is required for the Tapestry stockholders to conduct business at the Annual Meeting. The presence at the Annual Meeting, in person via the webcast or by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast at the Annual Meeting on any matter will constitute a quorum, permitting us to conduct the business of the Annual Meeting.

Proxies received but marked as abstentions, if any, and broker non-votes described below, will be included in the calculation of the number of shares considered to be present at the Annual Meeting for purposes of obtaining a quorum.

11. What is the voting requirement to approve the proposals?

With respect to election of directors (Proposal No. 1), our Bylaws provide that directors will be elected by a majority of the total votes cast "FOR" and "AGAINST" each nominee in the election of directors at the Annual Meeting, either in person or by properly completed or authorized proxy. This means that the number of shares voted "FOR" a nominee must exceed the number of shares voted "AGAINST" that nominee. There are no cumulative voting rights. Abstentions and broker non-votes will not have any effect on the election of directors. See "What happens if a director nominee does not receive a majority of the votes cast?" below for information concerning our director resignation policy.

Approval of Proposals No. 2, 3 and 4 requires, in each case, "FOR" votes from a majority of the votes cast on the matter at the Annual Meeting, either in person or by properly completed or authorized proxy.

Abstentions and broker non-votes will not have any effect on Proposals No. 2, 3 and 4. Additionally, as discussed below, we do not expect that there will be any broker non-votes with regard to Proposal No. 2 as it is a routine matter.

12. What if I don't vote? What if I abstain? How are broker non-votes counted?

If you hold your shares in street name, based on current NYSE rules, your broker will NOT be able to vote your shares with respect to the election of directors, the non-binding advisory approval of executive compensation or the advisory stockholder proposal to permit stockholder action by less than unanimous written consent. If you have not provided directions to your broker, we strongly encourage you to do so and exercise your right to vote as a stockholder. However, the NYSE considers Proposal No. 2, regarding the ratification of the appointment of D&T, a routine matter. Thus, your broker or nominee may vote on your behalf with regard to Proposal No. 2, whether or not you provide voting instructions. When a proposal is not a routine matter and a brokerage firm has not received voting instructions from a beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a broker non-vote. Abstentions and broker non-votes are generally not considered votes cast and will have no effect on the proposals.

13. What happens if a director nominee does not receive a majority of the votes cast?

Under our Corporate Governance Principles, a director nominee, running uncontested, who does not receive a majority of the votes cast, is required to tender his or her resignation for consideration by the GN Committee. The GN Committee will recommend to the Board whether to accept or reject the resignation.

The Board will act on the tendered resignation and publicly disclose its decision within 90 days following certification of the election results. Unless all directors have tendered their resignation, any director who tenders his or her resignation will not participate in the Board's decision with respect to his or her resignation.

14. Can I change my vote after I have delivered my proxy?

Yes. You may change your vote at any time before your proxy is exercised at the meeting. You can do this in one of three ways. First, you can revoke your proxy by sending written notice to the Secretary of Tapestry before the Annual Meeting. Second, you can authorize online or send the Secretary of Tapestry a later-dated, signed proxy before the meeting. Third, if you are a holder of record, you can attend the meeting through our live online webcast and submit your vote electronically. If your shares are held in an account at a brokerage firm or bank and you do not have your control number, you must contact your brokerage firm or bank for instructions on how to change your vote.

15. If my shares are held in "street name" by my broker, will my broker vote my shares for me?

Your broker may vote your shares only if the proposal is a matter on which your broker has discretion to vote (which is limited to the ratification of the appointment of the Company's independent registered public accounting firm) or if you provide directions on how to vote by following the instructions provided to you by your broker.

16. Who will count the votes?

All votes will be tabulated by Broadridge Financial Solutions, the inspector of elections appointed for the meeting.

17. Where can I find voting results of the Annual Meeting?

We will announce preliminary voting results at the meeting and publish final results in a Form 8-K filed with the SEC within four business days after the end of the Annual Meeting.

18. Who will bear the costs of soliciting votes for the meeting?

The expenses of soliciting proxies to be voted at the meeting will be paid by the Company. Following the original mailing of soliciting materials, we may also solicit proxies by mail, telephone, fax or e-mail. Following the original mailing of soliciting materials, we will request that brokers, custodians, nominees and other record holders of common stock forward copies of the proxy statement and other soliciting materials to persons for whom they hold shares of common stock and request authority for the exercise of proxies. In such cases, the Company, upon the request of the record holders, will reimburse these holders for their reasonable expenses. The Company has engaged Alliance Advisors LLC to solicit proxies for a fee of $15,000 plus reasonable out-of-pocket expenses.

19. Whom should I call with other questions?

If you have additional questions about this proxy statement or the meeting or would like additional copies of this document, please contact: Tapestry, 10 Hudson Yards, New York, New York 10001, Attention: Investor Relations Department, Telephone: (212) 946-7252.

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tapestry

TAPESTRY ANNUAL
MEETING VOTING